Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198661

FIRST MERCHANTS CORPORATION	COMMUNITY BANCSHARES, INC.

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FIRST MERCHANTS CORPORATION FOR UP TO

2,250,930 SHARES OF COMMON STOCK AND

PROXY STATEMENT OF COMMUNITY BANCSHARES, INC.

The Board of Directors of First Merchants Corporation (“First Merchants”) and the Board of Directors of Community Bancshares, Inc. (“Community Bancshares”) have approved an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), pursuant to which Community Bancshares will merge with and into First Merchants (the “Merger”). This proposed strategic business combination will expand the second largest bank holding company headquartered in the State of Indiana. Following the Merger, the combined company will have over 100 banking offices in 26 Indiana counties, as well as two counties in both Ohio and Illinois, and have assets of approximately $5.9 billion, $3.8 billion in loans, $4.6 billion in deposits, and total shareholders’ equity of $700 million.

If the Merger Agreement is approved by the shareholders of Community Bancshares and the Merger is subsequently completed, the shares of Community Bancshares common stock owned by each Community Bancshares shareholder will be converted, at the election of such shareholder but subject to certain agreed adjustment, allocation and proration procedures set forth in the Merger Agreement, into the right to receive either (i) 4.0926 shares of First Merchants common stock, or (ii) $85.94 in cash. When making an election, Community Bancshares shareholders may specify different elections (cash or stock) with respect to different shares of Community Bancshares common stock held by them. Community Bancshares shareholders will also receive cash in lieu of any fractional shares of First Merchants common stock. In the event that the total amount of cash elections, cash in lieu of fractional shares and other cash payments required in the Merger exceeds $15 million, the adjustment, election, allocation and proration procedures mentioned above provide that cash elections will be adjusted and allocation will occur between cash and stock elections on a pro rata basis based on the total number of shares of Community Bancshares common stock held by each shareholder making such cash elections in order to limit the cash portion of the total consideration paid to Community Bancshares shareholders to $15 million. There is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio.

We cannot complete the Merger unless a majority of the issued and outstanding shares of common stock of Community Bancorp vote to approve the Merger Agreement. Community Bancshares will hold a special meeting of its shareholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement. Not returning your card will have the same effect as a vote against the Merger Agreement.

The date, time and place of the meeting are as follows:

November 3, 2014, 7:00 p.m., local time

Hamilton County 4-H Fairgrounds

Exhibition Center Dining Room

2003 Pleasant Street

Noblesville, Indiana 46060

This proxy statement and prospectus provides you with detailed information about the special meeting and the proposed Merger. It also contains or references information about Community Bancshares and First Merchants. You can also get information about First Merchants from publicly available documents that have been filed with the Securities and Exchange Commission. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.”

We strongly support the Merger of our companies. The Board of Directors of Community Bancshares unanimously recommends that you vote in favor of the Merger Agreement.

/s/ Michael C. Rechin	/s/ Charles L. Crow
President and Chief Executive Officer	Chairman and President
FIRST MERCHANTS CORPORATION	COMMUNITY BANCSHARES, INC.

For a discussion of certain risk factors which you should consider in evaluating the Merger, see “Risk Factors” beginning on page 26. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligation of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

Proxy statement and prospectus dated October 2, 2014,

and first mailed to Community Bancshares shareholders on or about October 2, 2014.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Merchants from other documents filed by First Merchants with the Securities and Exchange Commission (“SEC”) that are not delivered with or included in this document. This information (including the documents incorporated herein by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone at the following addresses and telephone numbers:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: David L. Ortega,

Corporate Secretary

Telephone: (765) 747-1500

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five (5) business days prior to the date of the special meeting of the Community Bancshares shareholders. Accordingly, if you would like to make such a request, please do so by October 27, 2014, in order to receive the requested information before the meeting.

You can also obtain copies of the documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86.

COMMUNITY BANCSHARES, INC.

830 Logan Street

Noblesville, Indiana 46060

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

MONDAY, NOVEMBER 3, 2014

To Our Shareholders:

We will hold a special meeting of the shareholders of Community Bancshares, Inc. (“Community Bancshares”) on Monday, November 3, 2014, at 7:00 p.m. local time, at Hamilton County 4-H Fairgrounds Exhibition Center Dining Room, 2003 Pleasant Street, Noblesville, Indiana 46060.

The purposes of the special meeting are the following:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger, dated July 21, 2014 (the “Merger Agreement”), between First Merchants Corporation (“First Merchants”) and Community Bancshares, pursuant to which Community Bancshares will merge with and into First Merchants (the “Merger”) and, immediately thereafter, Community Bank will merge with and into First Merchants Bank, National Association (“First Merchants Bank”), a wholly-owned banking subsidiary of First Merchants (the “Bank Merger”).

2.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is not aware of any such other matters.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 26 of the accompanying proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The Board of Directors of Community Bancshares has fixed the close of business on September 29, 2014, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Community Bancshares common stock.

Our shareholders are entitled to assert dissenters’ rights of appraisal in connection with the proposed Merger under Chapter 44 of the Indiana Business Corporation Law, a copy of which is attached as Annex B to the accompanying proxy statement and prospectus.

The Community Bancshares Board of Directors unanimously recommends that you vote “FOR” approval of the Merger Proposal.

Whether or not you plan to attend the special meeting in person, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy will have the same effect as a vote against the Merger Proposal.

By Order of the Board of Directors

Charles L. Crow
October 2, 2014	Chairman and President
Noblesville, Indiana

FORWARD-LOOKING STATEMENTS

This document, and the information included or incorporated by reference into it, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe,” “continue,” “pattern,” “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions, or future or conditional verbs such as “will,” would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed Merger between First Merchants and Community Bancshares, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Community Bancshares will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected timeframe; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to banks and bank holding companies; continued availability of earnings and excess capital sufficient to support continued dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ and Community Bancshares’ business; and other risks and factors identified in First Merchants’ filings with the SEC.

Neither First Merchants nor Community Bancshares undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed herein unless required to under the federal securities laws. In addition, First Merchants’ and Community Bancshares’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SHAREHOLDER MEETING

Q:	What am I voting on?

A:	You are being asked to vote to approve the Merger Agreement, pursuant to which Community Bancshares will merge with and into First Merchants. First Merchants would be the surviving entity in the Merger, and Community Bancshares would no longer be a separate company.

Q:	Why are First Merchants and Community Bancshares proposing to merge?

A:	We believe the Merger is in the best interests of both companies and our respective shareholders. Community Bancshares and First Merchants believe that the Merger will bring together two complementary institutions to create a strategically, operationally and financially strong company that is positioned for further growth. The Merger will give the combined company greater scale and geographic diversity, not only for serving existing customers more efficiently, but also for future expansion. The combination will expand the second largest bank holding company based in the State of Indiana. We believe the Merger will enhance our capabilities to provide banking and financial services to our customers and strengthen the competitive position of the combined organization.

You should review the background of and reasons for the Merger described in greater detail beginning on page 41.

Q:	What will Community Bancshares shareholders receive in the Merger?

A:	If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Community Bancshares common stock will be converted, at the election of the shareholder, into the right to receive either:

•	4.0926 shares of First Merchants common stock; or

•	$85.94 in cash;

in each case, subject to adjustment, election, allocation and proration procedures set forth in the Merger Agreement. Each Community Bancshares shareholder that would otherwise be entitled to receive a fractional share of First Merchants common stock will receive cash in lieu of such fractional share.

When making an election, shareholders may specify different elections (cash or stock) with respect to different shares of Community Bancshares common stock held by them, subject to adjustment, election, allocation and proration procedures set forth in the Merger Agreement. In the event that the total amount of cash elections, cash in lieu of fractional shares and other cash payments required in the Merger exceeds $15,000,000, the Merger Agreement provides that cash elections will be adjusted and allocation will occur such that shares subject to cash elections (not including any shares subject to a proper exercise of dissenters’ rights) will be converted into shares subject to a stock election on a pro rata basis based on the total number of shares of Community Bancshares common stock held by each shareholder making such cash elections in order to limit the cash portion of the total consideration paid to Community Bancshares shareholders to $15,000,000. This limitation on the total cash consideration to be paid in connection with the Merger is designed to permit First Merchants to maximize and maintain its capital structure. There is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio.

The allocation of the mix of consideration payable to Community Bancshares shareholders in the Merger will not be known until the results of the cash/stock elections made by Community Bancshares shareholders are tallied by the election agent, which will not be completed until soon after the date of the special shareholders meeting. No guarantee can be made that Community Bancshares shareholders will receive the amount of cash they elected.

Because the 4.0926 exchange ratio is fixed (except for customary anti-dilution adjustments), if you receive First Merchants common stock as consideration for all or a portion of your shares of Community Bancshares common stock, the implied value of the stock consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The value of the stock consideration per share of Community Bancshares common stock, based upon First Merchants’ closing stock price on September 23, 2014, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $83.45 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by a Community Bancshares shareholder or at any other time. At the time of completion of the Merger, the market price of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of First Merchants common stock. You should obtain current market prices for shares of First Merchants common stock which is listed on The NASDAQ Global Select Market under the symbol “FRME.”

Q:	What risks should I consider before I vote on the Merger Proposal?

A:	You should carefully review the section captioned “RISK FACTORS” beginning on page 26.

Q:	Will First Merchants shareholders receive any shares or cash as a result of the Merger?

A:	No. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Q:	When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approval of Community Bancshares shareholders at the special meeting. We currently expect to complete the Merger during the fourth quarter of 2014.

Q:	What are the tax consequences of the Merger to me?

A:

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). A U.S. Holder (as defined in the section captioned “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 70) who exchanges all of its shares of Community Bancshares common stock solely for shares of First Merchants common stock pursuant to the Merger will not recognize any gain or loss on the exchange for federal income tax purposes, except with respect to any cash received in lieu of a fractional share of First Merchants common stock. A U.S. Holder who exchanges all of its shares of Community Bancshares common stock solely for cash will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the Community Bancshares common shares exchanged. A U.S. Holder receiving First Merchants common stock for a portion of its Community Bancshares common stock and cash for the remaining portion of its Community Bancshares common stock in the Merger will generally recognize gain (but not loss) equal to the lesser of (i) the amount of cash received in the Merger or (ii) the excess, if any, of the amount of cash and the fair market value of First Merchants common stock received over the U.S. Holder’s adjusted tax basis in its shares of Community Bancshares common stock. A U.S. Holder who receives cash in lieu of a fractional share of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the Merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. At the closing of the Merger, Community Bancshares and First Merchants will each receive an opinion from their tax advisors that the Merger effected pursuant to the Merger Agreement constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Community Bancshares will also receive an opinion from its tax advisor that no gain or loss will be recognized by shareholders of Community Bancshares to the extent they receive shares of First Merchants common stock in the Merger in exchange for their shares of Community Bancshares common stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional share interest. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 70. Your individual tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	Will I continue to receive tax distributions from Community Bancshares?

A:	Prior to the effective date of the Merger, Community Bancshares shall, subject to applicable laws and regulatory requirements, limitations and approvals, declare and pay a cash dividend to its shareholders (the “Final Tax Dividend”) in connection with the filing of the final Form 1120S, U.S. Income Tax Return of Community Bancshares (the “Final Tax Return”). If the effective date of the Merger occurs later than December 31, 2014, Community Bancshares shall, subject to applicable laws and regulatory requirements, limitations and approvals, also declare and pay a cash dividend to its shareholders (the “2014 Tax Dividend”) in connection with the 2014 Form 1120S, U.S. Income Tax Return of Community Bancshares (the “2014 Tax Return”). See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 70 for additional information about the Final Tax Dividend and the 2014 Tax Dividend, including how the Final Tax Dividend and the 2014 Tax Dividend will be calculated. The shareholders of Community Bancshares should consult with their own tax advisors about the tax consequences of the Final Tax Dividend and the 2014 Tax Dividend, if applicable, as related to them.

Q:	Will I have dissenters’ rights?

A:	The shareholders of Community Bancshares are entitled to dissenters’ rights in connection with the Merger under Chapter 44 of the Indiana Business Corporation Law, as amended (the “Indiana Business Corporation Law”), a copy of which is included as Annex B to this proxy statement and prospectus. If you wish to assert dissenters’ rights, you must deliver to Community Bancshares written notice of your intent to assert such rights before the vote is taken on the Merger Proposal at the special meeting on November 3, 2014. In addition, you must not vote in favor of the Merger either in person or by proxy. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page 58 and in Annex B to this proxy statement and prospectus.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document and any information incorporated herein by reference. Then, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope so that your shares can be voted at the special shareholder meeting. If a returned proxy card is signed but does not specify how you wish to vote your shares, your proxy will be voted “FOR” approval of the Merger Proposal.

Q:	How do I elect the form of payment that I prefer?

A:	An Election Form is enclosed with this proxy statement and prospectus. If you wish to make an election, you should complete this Election Form and mail it in the postage-prepaid envelope provided to the election agent, American Stock Transfer & Trust Company, LLC (“American Stock Transfer”). For you to make an effective election, your properly completed and executed Election Form must be received by American Stock Transfer before 5:00 p.m. (Eastern) on November 4, 2014, the election deadline. Please read the instructions on the Election Form for information on completing the form. If you do not return a properly completed and executed Election Form by the election deadline, then you will receive First Merchants common stock for all of your shares of Community Bancshares common stock.

Q:	Which form of payment should I choose? Why?

A:	The form of payment you should elect will generally depend upon your personal financial and tax circumstances. We urge you to consult your financial or tax advisor if you have any questions about the form of payment you should elect.

Q:	If I am voting against the Merger Proposal, should I still make an election?

A:	Yes. If the Merger Proposal is approved by Community Bancshares shareholders and the Merger becomes effective, you will receive merger consideration based on the Election Form you submit, subject to the adjustment, election, allocation and proration procedures set forth in the Merger Agreement and described herein. If you fail to submit an Election Form, your Community Bancshares shares will be treated as if you elected to receive First Merchants common stock for all such shares.

Q:	Can I exercise my dissenters’ rights if I have submitted an election form?

A:	Yes. If you are a Community Bancshares shareholder and vote against the Merger Proposal, you may still exercise your dissenters’ rights even though you have submitted an Election Form, although your right to do so depends on your strict compliance with the requirements of the Indiana Business Corporation Law. In the event you perfect your dissenters’ rights, any Election Form previously submitted by you shall no longer be valid and such dissenters’ rights shall apply in lieu thereof.

Q:	Can I change my election?

A:	Yes. You can change your election by delivering a new Election Form to American Stock Transfer prior to the election deadline. After the election deadline, no changes may be made.

Q:	Am I guaranteed to receive the form of merger consideration – cash, common stock or a combination thereof – that I request on my Election Form?

A:	No. There is a limit of $15,000,000 on the cash portion of the total consideration to be paid by First Merchants to Community Bancshares shareholders in connection with the Merger. This amount represents approximately 31.7% (or approximately 174,350 shares) of the total outstanding shares of Community Bancshares common stock receiving $85.94 in cash per share. If the total amount of cash elections, cash in lieu of fractional shares and other cash payments required in the Merger exceeds $15,000,000, the Merger Agreement provides that cash elections will be adjusted and allocation will occur such that shares subject to cash elections (not including any shares subject to a proper exercise of dissenters’ rights) will be converted into shares subject to a stock election on a pro rata basis based on the total number of shares of Community Bancshares common stock held by each shareholder making such cash elections in order to limit the cash portion of the total consideration paid to Community Bancshares shareholders to $15,000,000. Accordingly, shareholders making a cash election for all or a portion of their shares of Community Bancshares common stock may receive a form or mix of consideration they did not elect if total cash payments to Community Bancshares shareholders would exceed $15,000,000. Conversely, there is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio. The adjustment, election, allocation and proration procedures are described in greater detail in this document under “THE MERGER – Exchange of Community Bancshares Common Stock” beginning on page 37.

Q:	What if I don’t vote or I abstain from voting?

A:	If you do not vote or you abstain from voting, your abstention will count as a vote “AGAINST” the Merger Proposal.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Please submit your notice of revocation and/or new proxy card to Community Bancshares, Inc., 830 Logan Street, Noblesville, Indiana 46060, Attention: William C. Delullo, Corporate Secretary. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of shareholders holding at least a majority of the issued and outstanding shares of Community Bancshares entitled to vote as of September 29, 2014, the record date for the special meeting, will constitute a quorum for the special meeting. On September 29, 2014, there were 550,000 shares of Community Bancshares common stock outstanding and entitled to vote at the special meeting.

Q:	Should I send in my stock certificate(s) now?

A:	No. After the Merger is completed, Community Bancshares shareholders will receive written instructions from First Merchants for exchanging their stock certificates for shares of First Merchants common stock and/or cash to be received by them in the Merger. If you are a First Merchants shareholder, you should retain your certificates, as you will continue to hold the First Merchants shares you currently own.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	You may contact:

Community Bancshares, Inc.

830 Logan Street

Noblesville, Indiana 46060

Attention: Charles L. Crow,

    Chairman and President

Telephone (317) 773-0800

SUMMARY

This summary highlights selected information from this proxy statement and prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, including the documents incorporated herein by reference, and the other documents to which we have referred you before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86 for a description of documents that we incorporate by reference into this document. Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

The Companies (page 76)

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” First Merchants has one full-service bank charter, First Merchants Bank which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank. First Merchants Bank includes over 97 banking locations in 26 Indiana and two counties in both Ohio and Illinois. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking. First Merchants also operates First Merchants Insurance Services, Inc., operating as First Merchants Insurance Group, a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana.

As of June 30, 2014, First Merchants had consolidated assets of $5.6 billion, consolidated deposits of $4.3 billion and shareholders’ equity of $671 million. As of June 30, 2014, First Merchants and its subsidiaries had 1,403 full-time equivalent employees. See “DESCRIPTION OF FIRST MERCHANTS” on page 76.

Community Bancshares, Inc.

830 Logan Street

Noblesville, Indiana 46060

(317) 773-0800

Community Bancshares is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, incorporated under Indiana law and headquartered in Noblesville, Indiana. Community Bancshares’ wholly-owned bank subsidiary is Community Bank, an Indiana state bank. Community Bank has been operating in Central Indiana since 1991. Community Bank has eleven banking centers located in Hamilton and Madison Counties in Indiana. Community Bancshares and Community Bank employed 68 full-time equivalent employees at June 30, 2014.

At June 30, 2014, on a consolidated basis, Community Bancshares had assets of approximately $267 million, deposits of approximately $229 million, and shareholders’ equity of approximately $38 million.

The Merger (page 37)

We have attached a copy of the Merger Agreement to this document as Annex A. Please read the Merger Agreement in its entirety. It is the legal document that governs the Merger.

The Merger Agreement provides that, if all of the conditions are satisfied or waived, Community Bancshares will be merged with and into First Merchants and, immediately thereafter, Community Bancshares will cease to exist. Immediately following the Merger, Community Bank will be merged with and into First Merchants Bank and Community Bank will cease to exist. We expect to complete the Merger during the fourth quarter of 2014.

Reasons for the Merger (pages 43 and 44)

First Merchants. First Merchants’ Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with Community Bancshares, including its respect for the ability and integrity of the Community Bancshares Board of Directors, management and staff. The Board believes that expanding First Merchants’ operations in the market areas where Community Bancshares operates offers financial and strategic benefits to First Merchants and Community Bancshares as a combined company.

Community Bancshares. In considering the Merger with First Merchants, Community Bancshares’ Board of Directors collected and evaluated a variety of economic, financial and market information regarding First Merchants and its subsidiaries, their respective businesses and First Merchants’ reputation and future prospects. In the opinion of Community Bancshares’ Board of Directors, favorable factors included First Merchants’ strong earnings and stock performance, its management, the compatibility of its markets to those of Community Bancshares, the likelihood of regulatory approvals of the Merger, and the attractiveness of First Merchants’ offer from a financial perspective. In addition, the Board of Directors considered the fairness opinion of SunTrust Robinson Humphrey, Inc. (“STRH”), described below.

Opinion of SunTrust Robinson Humphrey, Inc. (page 46)

The Community Bancshares Board of Directors retained STRH to render a fairness opinion in connection with the proposed Merger. At the meeting of the Community Bancshares Board of Directors on July 21, 2014, STRH delivered to the Community Bancshares Board of Directors an oral opinion, which was confirmed by delivery of a written opinion, dated July 21, 2014, to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the Merger Consideration (as defined below in the section captioned Opinion of SunTrust Robinson Humphrey, Inc.) to be received in the Merger by the holders of Community Bancshares common stock was fair, from a financial point of view, to such holders of Community Bancshares common stock, other than any holders who properly perfect their right to dissent under applicable law (the “Excluded Holders”).

The full text of the written opinion of STRH, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of STRH, is attached as Annex C to this proxy statement and prospectus and is incorporated herein by reference. Community Bancshares shareholders are urged to read STRH’s written opinion carefully and in its entirety. STRH’s opinion is limited solely to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger by the holders of Community Bancshares common stock (other than any Excluded Holders) and does not address Community Bancshares’ underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to Community Bancshares. STRH’s opinion does not constitute a recommendation to any shareholder of Community Bancshares as to how such shareholder should vote or act with respect to any matter relating to the Merger or otherwise, including whether a holder of Community Bancshares common stock should elect to receive the Cash Consideration or the Stock Consideration (each as defined below in the section captioned Opinion of SunTrust Robinson Humphrey, Inc.).

What Community Bancshares Shareholders Will Receive (page 37)

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Community Bancshares common stock will be converted, at the election of the shareholder, into the right to receive either:

•	4.0926 shares of First Merchants common stock; or

•	$85.94 in cash;

in each case, subject to adjustment, election, allocation and proration procedures set forth in the Merger Agreement. Each Community Bancshares shareholder that would otherwise be entitled to receive a fractional share of First Merchants common stock will receive cash in lieu of such fractional share.

When making an election, shareholders may specify different elections (cash or stock) with respect to different shares of Community Bancshares common stock held by them, subject to the adjustment, election, allocation and proration procedures set forth in the Merger Agreement. In the event that the total amount of cash elections, cash in lieu of fractional shares and other cash payments required in the Merger exceeds $15,000,000, the Merger Agreement provides that cash elections will be adjusted and allocation will occur such that shares subject to cash elections (not including any shares subject to a proper exercise of dissenters’ rights) will be converted into shares subject to a stock election on a pro rata basis based on the total number of shares of Community Bancshares common stock held by each shareholder making such cash elections in order to limit the cash portion of the total consideration paid to Community Bancshares shareholders to $15,000,000. This limitation on the total cash consideration to be paid in connection with the Merger is designed to permit First Merchants to maximize and maintain its capital structure. There is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio.

The allocation of the mix of consideration payable to Community Bancshares shareholders in the Merger will not be known until the results of the cash/stock elections made by Community Bancshares shareholders are tallied by American Stock Transfer, which will not be completed until soon after the date of the special shareholders meeting. No guarantee can be made that Community Bancshares shareholders will receive the amount of cash they elected.

Because the 4.0926 exchange ratio is fixed (except for customary anti-dilution adjustments), if you receive First Merchants common stock as consideration for all or a portion of your shares of Community Bancshares common stock, the implied value of the stock consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The value of the stock consideration per share of Community Bancshares common stock, based upon First Merchants’ closing stock price on September 23, 2014, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $83.45 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by a Community Bancshares shareholder or at any other time. At the time of completion of the Merger, the market price of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of First Merchants common stock.

An Election Form is enclosed with this proxy statement and prospectus. If you wish to make an election, you should complete this Election Form and mail it in the postage-prepaid envelope provided to American Stock Transfer. For you to make an effective election, your properly completed and executed Election Form must be received by American Stock Transfer before 5:00 p.m. (Eastern) on November 4, 2014, the election deadline. Please read the instructions on the Election Form for information on completing the form. If you do not return a properly completed and executed Election Form by the election deadline, then you will receive First Merchants common stock for all of your shares of Community Bancshares common stock.

Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of Community Bancshares common stock. The letter of transmittal will contain instructions for use in effecting the surrender of Community Bancshares stock certificates in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement.

What First Merchants Shareholders Will Receive (page 41)

First Merchants shareholders will not receive any consideration in the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares owned before the Merger.

The Community Bancshares Special Shareholders Meeting (page 33)

The special meeting of Community Bancshares shareholders will be held on Monday, November 3, 2014, at 7:00 p.m. local time, at Hamilton County 4-H Fairgrounds Exhibition Center Dining Room, 2003 Pleasant Street, Noblesville, Indiana 46060.

At the special meeting, Community Bancshares shareholders will be asked:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Community Bancshares will merge with and into First Merchants and, immediately thereafter, Community Bank will merge with and into First Merchants Bank; and

2.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. Community Bancshares’ Board of Directors is not aware of any such other matters.

Community Bancshares Recommendation to Shareholders (page 34)

The Community Bancshares Board of Directors unanimously approved and adopted the Merger Agreement and approved and authorized the proposed Merger. The Community Bancshares Board of Directors concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of Community Bancshares and the Community Bancshares shareholders. The Community Bancshares Board of Directors unanimously recommends that Community Bancshares shareholders vote “FOR” approval of the Merger Proposal. In reaching its determination, the Community Bancshares considered a number of factors, which are described in the section captioned “THE MERGER – Community Bancshares’ Reasons for the Merger” beginning on page 44. Because of the wide variety of factors considered, the Community Bancshares Board of Directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

Community Bancshares Special Meeting Record Date; Vote Required (page 33)

Only Community Bancshares shareholders of record as of the close of business on September 29, 2014, are entitled to notice of, and to vote at, the Community Bancshares special meeting and any adjournments or postponements of the special meeting. As of the record date, there were 550,000 shares of Community Bancshares common stock outstanding. Approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Community Bancshares common stock entitled to vote. You can vote your shares by attending the Community Bancshares special meeting and voting in person, or you can vote by proxy by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

No approval by First Merchants shareholders is required.

Voting Agreement (page 69)

Each member of the Board of Directors of Community Bancshares and certain other significant shareholders as of July 21, 2014, the date the Merger Agreement was executed, entered into a voting agreement with First Merchants to cause all Community Bancshares common stock owned by each of them of record or beneficially on such date to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT – Voting Agreement” on page 69. As of the record date, the members of the Community Bancshares Board of Directors and their affiliates together with the other persons executing the Voting Agreement had power to vote, or caused to be voted, an aggregate of 273,996 shares of Community Bancshares common stock outstanding, representing 49.82% of the outstanding shares on that date.

What We Need to Do to Complete the Merger (page 64)

Completion of the Merger depends on a number of conditions being met or waived. In addition to our compliance with the Merger Agreement, these conditions include among others:

•	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of Community Bancshares common stock;

•	the approval of the Merger and the Bank Merger by certain regulatory agencies and the expiration of any regulatory waiting periods;

•	the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below in “THE MERGER AGREEMENT – Conditions to Completion of the Merger”) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date;

•	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

•	Community Bancshares must have received an opinion of Krieg DeVault LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized in the Merger by a U.S. Holder to the extent the U.S. Holder receives shares of First Merchants common stock in exchange for the U.S. Holder’s shares of Community Bancshares common stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares of First Merchants common stock;

•	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

•	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger;

•	First Merchants must have entered into employment agreements with each of Larry W. Riggs, Russell W. Freed and Charles L. Crow in substantially the forms attached to the Merger Agreement; and

•	other customary conditions and obligations of the parties set forth in the Merger Agreement.

Regulatory Approvals (page 60)

The Merger cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as to the Merger and the Office of the Comptroller of the Currency (the “OCC”) as to the Bank Merger. First Merchants has filed an application with the OCC for approval of the Bank Merger and intends to request a waiver from filing an application with the Federal Reserve Board concerning the Merger in accordance with applicable Federal Reserve Board regulations. First Merchants cannot be certain when such approval or waiver will be obtained or if they will be obtained.

Conduct of Business Pending Merger (page 66)

Under the terms of the Merger Agreement, Community Bancshares and First Merchants must carry on their business in the ordinary course and, subject to certain limited exceptions, may not take certain extraordinary actions without first obtaining the other party’s consent.

We have agreed that Community Bancshares may declare and pay dividends to its shareholders prior to closing in an amount sufficient to pay federal, state and local income taxes on the income that passes through to the Community Bancshares shareholders by virtue of it being a Subchapter S corporation under the federal income code and tax regulations. After closing, there may be a final installment of dividends paid that were declared prior to closing to cover any income allocated based on the final tax return of Community Bancshares.

For a more detailed description of the dividends that Community Bancshares may declare and pay to its shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 70.

Agreements of First Merchants (pages 62 and 68)

In the Merger Agreement, First Merchants has agreed, among other matters, to:

•	Proceed and use its reasonable and diligent efforts to obtain any consents and approvals for the Merger. See “THE MERGER – Regulatory Approvals” on page 60.

•	Take action as may be necessary to allow Community Bancshares and its subsidiaries’ employees, no later than the effective date of the Merger, to participate in benefit plans First Merchants maintains for its employees. See “THE MERGER AGREEMENT – Employee Benefit Plans” on page 69.

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER AGREEMENT – Indemnification and Insurance of Community Bancshares Directors and Officers” on page 68.

Dissenters’ Rights (page 58)

The shareholders of Community Bancshares are entitled to dissenters’ rights in connection with the Merger under the Indiana Business Corporation Law. If you wish to assert dissenters’ rights, you must deliver to Community Bancshares written notice of your intent to assert such rights before the vote is taken on the Merger Proposal at the special meeting on November 3, 2014. In addition, you must not vote in favor of the Merger Proposal either in person or by proxy. If the Merger Proposal is approved and the Merger is completed, and you have dissented and followed the required procedures, then you will not receive any shares of common stock of First Merchants. Instead, you will be entitled to receive the fair value of your Community Bancshares stock in cash as determined through the dissenters’ rights procedures. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page 58 and in Annex B to this proxy statement and prospectus.

Management and Operations After the Merger (page 68)

Community Bancshares’ corporate existence will cease after the Merger. Accordingly, except as otherwise described herein, directors and officers of Community Bancshares will not serve in such capacities after the effective date of the Merger. Upon completion of the Merger, the current officers and directors of First Merchants and First Merchants Bank will continue to serve in such capacities. However, First Merchants Bank will appoint Charles L. Crow, currently the Chairman and President of Community Bancshares, as its Noblesville Market Executive and member of its Central Region Board of Directors, Larry W. Riggs, currently the President of Community Bank, as its Noblesville Market President, and Russell W. Freed, currently Executive Vice President of Community Bank, as its Noblesville Market Finance and Operations Executive.

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page 61)

You should be aware that some of directors and executive officers of Community Bancshares and Community Bank may have interests in the Merger that are different from, or in addition to, their interests as shareholders. Both Community Bancshares’ Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into consideration in approving the Merger Agreement and the Merger. These interests are as follows:

•	The closing of the Merger is conditioned upon First Merchants Bank entering into employment agreements with three current officers of Community Bancshares and/or Community Bank (Messrs. Crow, Riggs and Freed), which agreements will become effective upon the effective time of the Merger. Under these employment agreements, Mr. Crow will be paid an annual salary of $144,000, Mr. Riggs will be paid an annual salary of $156,000 and Mr. Freed will be paid an annual salary of $110,500. Twelve (12) months following the effective time of the Merger, Mr. Crow will also receive $144,000, Mr. Riggs will receive $78,000, and Mr. Freed will receive $55,250 in retention payments.

•	First Merchants has agreed that for a period of six (6) years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force covering directors and officers of Community Bancshares and Community Bank, subject to certain conditions set forth in the Merger Agreement.

Termination of the Merger (page 65)

Both First Merchants and Community Bancshares can mutually agree to terminate the Merger Agreement before we complete the Merger. In addition, either Community Bancshares or First Merchants acting alone can terminate the Merger Agreement under the circumstances described beginning on page 65.

Community Bancshares has agreed to pay First Merchants a termination fee of $1,500,000 if:

•	Community Bancshares’ Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited acquisition proposal from a third party;

•	First Merchants terminates the Merger Agreement because Community Bancshares’ Board of Directors withdraws or modifies its recommendation to Community Bancshares’ shareholders to vote for the Merger following receipt of a written proposal for an acquisition from a third party; or

•	First Merchants terminates the Merger Agreement because Community Bancshares fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Community Bancshares, or if Community Bancshares, within 45 days after giving such notice, does not terminate such discussions or negotiations.

Material U.S. Federal Income Tax Consequences (page 70)

It is a condition to the closing of the Merger that Krieg DeVault LLP and Bingham Greenebaum Doll LLP deliver opinions, effective as of the date of the Merger, to Community Bancshares and First Merchants, respectively, substantially to the effect that, for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will not, however, bind the Internal Revenue Service (the “IRS”) which could take a different view.

Determining the actual tax consequences of the Merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the Merger to you.

For a more detailed description of the material federal income tax consequences of the Merger to First Merchants and Community Bancshares shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 70.

Accounting Treatment (page 61)

The Merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. As a result, Community Bancshares’ assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair values and added to those of First Merchants. Any excess payment by First Merchants over the fair value of the net assets and identifiable intangibles of Community Bancshares will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be allocated as a reduction of all assets.

Comparative Rights of First Merchants and Community Bancshares Shareholders (page 77)

The rights of shareholders of First Merchants and Community Bancshares differ in some respects. The rights of holders of First Merchants common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and First Merchants’ Articles of Incorporation and Bylaws. The rights of holders of Community Bancshares common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and Community Bancshares’ Articles of Incorporation, Bylaws and the Shareholders Agreement between Community Bancshares and its shareholders (the “Shareholders Agreement”). Upon completion of the Merger, Community Bancshares shareholders who receive First Merchants common stock will take such stock subject to First Merchants Articles of Incorporation and Bylaws.

Authorized But Unissued Shares
First Merchants	Community Bancshares

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value, of which 36,052,209 shares were outstanding as of June 30, 2014. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, no shares of which are currently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of June 30, 2014, First Merchants had 374,355 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan and 105,736 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of June 30, 2014, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 629,167 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 222,262 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

The Articles of Incorporation of Community Bancshares authorize the issuance of 2,000,000 shares of common stock, no par value. As of the date of this proxy statement and prospectus, there were 550,000 shares of common stock outstanding. The Community Bancshares Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in Community Bancshares’ Articles of Incorporation, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law, the Articles of Incorporation and the Shareholders Agreement. In order to maintain its status as a Subchapter S corporation, only individuals and certain qualified entities are permitted to hold shares of Community Bancshares common stock.

Restrictions on Transfer of Shares
First Merchants	Community Bancshares

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”) and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.

So long as Community Bancshares maintains its election to be taxed under the provisions of Subchapter S of the Internal Revenue Code, the Articles of Incorporation and the Shareholders Agreement contain restrictions prohibiting shareholders from transferring or offering to transfer any shares of Community Bancshares common stock that would in any manner cause the termination of Community Bancshares’ Subchapter S corporation status. Any transfer or other disposition of shares of Community Bancshares common stock must be made in accordance with the applicable provisions of the Articles of Incorporation and the Shareholders Agreement. Under the terms of the Shareholders Agreement, Community Bancshares has certain redemption rights in the event of an attempted transfer to a qualified third party or a change in the eligibility status or death of an existing shareholder.

Shares of Community Bancshares common stock are not registered under the Securities Act. Community Bancshares common stock is not listed on an exchange or quoted on any automated services, no established public trading market exists for Community Bancshares’ common stock and, to the knowledge of Community Bancshares, no brokerage or other firm makes a market in shares of Community Bancshares common stock.

Dividend Rights
First Merchants	Community Bancshares

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•     First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•     First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Community Bancshares has historically paid dividends to its shareholders in amounts sufficient to pay estimated federal, state and local income taxes on the income that passes through to the shareholder by virtue of Community Bancshares status as a Subchapter S corporation.

The holders of common stock of Community Bancshares shall be entitled to share ratably, according to the number of shares held by them, in such dividends or other distributions (other than purchases, redemptions, or other acquisitions of shares of Community Bancshares), if any, as are declared and paid from time to time on the shares at the discretion of the Community Bancshares Board of Directors.

Generally, Community Bancshares may not pay a dividend if, after giving effect to the dividend:

•     Community Bancshares would not be able to pay its debts as they become due in the usual course of business; or

•     Community Bancshares’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy any preferential rights of shareholders payable upon dissolution.

Both Community Bancshares and Community Bank must obtain the prior approval of applicable regulatory authorities in order to declare or pay dividends. See section captioned “THE MERGER—Background of the Merger.”

Completion of the Merger (page 61)

The Merger will become effective when we file Articles of Merger with the Secretary of the State of Indiana, or at such later date and time as may be set forth in the Articles of Merger. We expect the Merger to become effective during the fourth quarter of 2014.

Comparative Market Price Information

Shares of First Merchants common stock are listed on The NASDAQ Global Select Market under the symbol “FRME.” The following table presents quotation information for First Merchants common stock on July 21, 2014, the business day before the Merger was publicly announced, and September 23, 2014, the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

First Merchants Common Stock

(Dollars Per Share)

	High	Low	Close
July 21, 2014	$20.44	$20.09	$20.38
September 23, 2014	$20.51	$20.28	$20.39

The market value of the aggregate consideration that Community Bancshares shareholders will receive in the Merger is approximately $45.9 million (or $83.45 per Community Bancshares common share) based on 550,000 Community Bancshares common shares outstanding, First Merchants’ closing stock price of $20.38 on July 21, 2014, the business day before the Merger was publicly announced, and the maximum number of Community Bancshares common shares being exchanged for shares of First Merchants common stock. Using this same First Merchants’ closing stock price and number of outstanding Community Bancshares common shares, but assuming that 68.3% of Community Bancshares’ common shares are exchanged for First Merchants common stock and 31.7% of Community Bancshares’ common shares are exchanged for cash in the Merger, the market value of the aggregate consideration that Community Bancshares shareholders will receive in the Merger is approximately $46.3 million (or $84.18 per Community Bancshares common share). 31.7% is approximately the percentage of cash elections required to reach the aggregate limitation of $15,000,000 of cash payments described in the Merger Agreement assuming no fractional share payments or dissenters.

The market value of the aggregate consideration that Community Bancshares shareholders will receive in the Merger is approximately $45.9 million (or $83.45 per Community Bancshares common share) based on 550,000 Community Bancshares common shares outstanding, First Merchants’ closing stock price of $20.39 on September 23, 2014, the last practicable trading day prior to the date of this proxy statement and prospectus, and the maximum number of Community Bancshares common shares being exchanged for shares of First Merchants common stock. Using this same First Merchants’ closing stock price and number of outstanding Community Bancshares common shares, but assuming that 68.3% of Community Bancshares’ common shares are exchanged for First Merchants common stock and 31.7% of Community Bancshares’ common shares are exchanged for cash in the Merger, the market value of the aggregate consideration that Community Bancshares shareholders will receive in the Merger is approximately $46.3 million (or $84.18 per Community Bancshares common share). 31.7% is approximately the percentage of cash elections required to reach the aggregate limitation of $15,000,000 of cash payments described in the Merger Agreement assuming no fractional share payments or dissenters.

Also set forth below for the closing price of First Merchants common stock on July 21, 2014, and September 23, 2014, is the equivalent pro forma price of Community Bancshares common stock, which we determined by multiplying the applicable price of First Merchants common stock by the number of shares of First Merchants common stock we are issuing for each share of Community Bancshares common stock in the Merger, which is the exchange ratio of 4.0926. The equivalent pro forma price of Community Bancshares common stock shows the implied value to be received in the Merger by Community Bancshares shareholders who receive First Merchants common stock in exchange for a share of Community Bancshares common stock on these dates.

	First Merchants Common Stock	Community Bancshares Equivalent Pro Forma
July 21, 2014	$20.38	$83.41
September 23, 2014	$20.39	$83.45

We suggest you obtain a current market quotation for First Merchants common stock. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date on which the Merger is completed and thereafter. Because the exchange ratio is fixed (except for customary anti-dilution adjustments) and the market price of First Merchants common stock is subject to fluctuation, the value of the shares of First Merchants common stock that Community Bancshares shareholders will receive in the Merger may increase or decrease prior to and after the Merger.

Comparative Per Share Data

The following table shows historical information about our companies’ earnings per share, dividends per share and book value per share, and similar information reflecting the Merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information, we have assumed that the two companies had been combined throughout the periods shown in the table. The pro forma information reflects the “purchase” method of accounting. The information is presented under two separate assumptions relating to the level of Community Bancshares common shares which are exchanged for First Merchants common stock in the Merger. The financial information presented under “Alternative A” was compiled assuming 2,250,930 shares of First Merchants common shares are issued to Community Bancshares shareholders which equates to 100% of the Community Bancshares common shares electing stock. The financial information presented under “Alternative B” was compiled assuming 1,536,608 shares of First Merchants common shares are issued to Community Bancshares shareholders which equates to 31.7% of the Community Bancshares common shares electing cash. This is approximately the percentage required to reach the aggregate limitation of $15,000,000 of cash payments set forth in the Merger Agreement assuming no fractional share payments or dissenters.

We expect that we will incur reorganization and restructuring expenses as a result of combining our two companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the merged company would have been had our companies been merged during the periods presented.

Community Bancshares does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC to be incorporated by reference.

The information in the following table is based on historical financial information of Community Bancshares and First Merchants. The information with respect to First Merchants is included in its annual and quarterly reports previously filed with the SEC. The historical financial information of First Merchants has been incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86 for a description of documents that we incorporate by reference into this document and how to obtain copies of them.

FIRST MERCHANTS AND COMMUNITY BANCSHARES

HISTORICAL AND PRO FORMA PER SHARE AND CAPITAL RATIO DATA

	First Merchants Historical	Community Bancshares Historical	Alternative A Pro forma (1)	Alternative B Pro forma (2)
Net income per share
Six months ended June 30, 2014 (unaudited)
Basic	$0.80	$3.83	$0.80	$0.81
Diluted	$0.79	$3.83	$0.79	$0.81
Twelve months ended December 31, 2013
Basic	$1.42	$4.87	$1.39	$1.42
Diluted	$1.41	$4.87	$1.38	$1.41
Cash dividends per share
Six months ended June 30, 2014	$0.13	$1.38	$0.13	$0.13
Twelve months ended December 31, 2013	$0.18	$2.12	$0.18	$0.18
Book Value per share
At June 30, 2014	$18.60	$68.60	$18.68	$18.65
At December 31, 2013	$17.67	$64.07	$17.81	$17.76
Tangible Capital Ratio
At June 30, 2014	8.74%	14.11%	8.85%	8.61%
At December 31, 2013	8.34%	13.17%	8.49%	8.24%

(1)	See Note (1) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 24.
(2)	See Note (2) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 25.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain summary historical consolidated financial data for each of our companies. First Merchants’ and Community Bancshares’ balance sheet and income statement data as of and for the five years in the period ended December 31, 2013 are taken from each of First Merchants’ and Community Bancshares’ respective audited consolidated financial statements. First Merchants’ and Community Bancshares’ balance sheet data and income statement data as of and for the six months ended June 30, 2014 and 2013 are taken from our respective unaudited consolidated financial statements. Results for the six months ended June 30, 2014 do not necessarily indicate results expected or anticipated for the entire year.

The following tables also set forth certain summary unaudited pro forma consolidated financial information for First Merchants and Community Bancshares reflecting the Merger. The income statement information presented gives effect to the Merger as if it occurred on the first day of each period presented. The balance sheet information presented gives effect to the Merger as if it occurred on June 30, 2014. The information is presented under two separate assumptions relating to the level of Community Bancshares common shares which are exchanged for First Merchants common stock in the Merger. The financial information presented under “Alternative A” was compiled assuming 2,250,930 shares of First Merchants common shares are issued to Community Bancshares shareholders which equates to 100% of the Community Bancshares common shares electing stock. The financial information presented under “Alternative B” was compiled assuming 1,536,608 shares of First Merchants common shares are issued to Community Bancshares shareholders which equates to 31.7% of the Community Bancshares common shares electing cash. This is approximately the percentage required to reach the aggregate limitation of $15,000,000 of cash payments set forth in the Merger Agreement assuming no fractional share payments or dissenters.

The pro forma information reflects the “purchase” method of accounting, with Community Bancshares’ assets and liabilities recorded at their estimated fair values as of June 30, 2014. The actual fair value adjustments to the assets and the liabilities of Community Bancshares will be made on the basis of appraisals and evaluations that will be made as of the date the Merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under two sets of assumptions, does not take into account these expected expenses or anticipated financial benefits, and does not attempt to predict or suggest future results.

This selected financial data is only a summary and you should read it in conjunction with First Merchants’ consolidated financial statements and related notes incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86 for a description of documents that we incorporate by reference into this document and how to obtain copies of such documents.

FIRST MERCHANTS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
Summary of Operations
Interest Income	$102,536	$84,391	$170,834	$175,949	$181,245	$199,578	$230,439
Interest Expense	10,525	8,283	16,569	23,613	37,890	56,009	77,093

Net Interest Income	92,011	76,108	154,265	152,336	143,355	143,569	153,346
Provision for loan losses	—	4,099	6,648	18,534	22,630	46,483	122,176

Net interest income after provision	92,011	72,009	147,617	133,802	120,725	97,086	31,170
Noninterest Income	31,119	27,936	54,809	64,302	49,120	48,544	51,201
Noninterest Expense	84,339	68,442	143,219	137,115	135,938	142,311	151,558

Net income before income tax	38,791	31,503	59,207	60,989	33,907	3,319	(69,187)
Income tax expense(benefit)	10,011	8,823	14,677	15,867	8,655	(3,590)	(28,424)

Net Income	28,780	22,680	44,530	45,122	25,252	6,909	(40,763)
Preferred stock dividends and discount accretion		(1,709)	(2,380)	(4,539)	(3,981)	(5,239)	(4,979)
Loss on extinguishment of trust preferred securities					(10,857)
Loss on CPP unamortized discount					(1,401)	(1,301)
Gain on exchange of preferred stock for trust preferred debt						11,353

Net Income Available to Common Shareholders	$28,780	$20,971	$42,150	$40,503	$9,013	$11,722	$(45,742)

Per Share Data (1)
Net income
Basic	$0.80	$0.73	$1.42	$1.42	$0.34	$0.48	$(2.17)
Diluted	$0.79	$0.72	$1.41	$1.41	$0.34	$0.48	$(2.17)
Cash Dividends (2)	$0.13	$0.08	$0.18	$0.10	$0.04	$0.04	$0.47

Balance End of Period
Total assets	$5,615,120	$4,338,264	$5,437,262	$4,304,821	$4,173,076	$4,170,848	$4,480,952
Total loans	3,730,103	2,934,611	3,637,740	2,924,509	2,731,279	2,857,152	3,277,824
Total deposits	4,329,610	3,332,793	4,231,468	3,346,383	3,134,655	3,268,880	3,536,536
Fed funds purchased	100,000	57,085	125,645	18,862	—	—	—
Securities sold under repurchase agreements	133,137	161,779	148,672	141,828	156,305	109,871	125,687
Federal Home Loan Bank advances	220,765	92,743	122,140	94,238	138,095	82,684	129,749
Total subordinated debentures, revolving credit lines, term loans and other	126,874	111,778	126,807	112,161	194,974	226,440	194,790
Stockholders’ equity	670,596	539,293	634,923	552,236	514,467	454,408	463,785

Selected Ratios
Return on average assets	1.05%	0.98%	0.95%	0.96%	0.22%	0.27%	-0.98%
Return on average equity	8.80%	7.79%	7.80%	7.58%	1.88%	2.49%	-9.59%

(1)	Restated for all stock dividends and splits
(2)	Dividends per share are for First Merchants only, not restated for pooling transactions

COMMUNITY BANCSHARES

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)
Summary of Operations
Interest Income	$4,695	$3,981	$8,140	$9,217	$10,021	$10,787	$11,315
Interest Expense	257	345	625	864	1,218	1,911	2,584

Net Interest Income	4,438	3,636	7,515	8,353	8,803	8,876	8,731
Provision for loan losses	—	40	40	255	1,926	3,205	800

Net interest income after provision	4,438	3,596	7,475	8,098	6,877	5,671	7,931
Noninterest Income	992	988	2,190	1,413	1,827	1,968	1,290
Noninterest Expense	3,322	3,460	6,986	6,820	7,096	7,487	6,987

Net income before income tax	2,108	1,124	2,679	2,691	1,608	152	2,234
Income tax expense (benefit)	—	—

Net Income	$2,108	$1,124	$2,679	$2,691	$1,608	$152	$2,234

Per Share Data (1)
Net income
Basic	$3.83	$2.04	$4.87	$4.89	$2.92	$0.28	$4.07
Diluted	$3.83	$2.04	$4.87	$4.89	$2.92	$0.28	$4.07
Cash Dividends (2)	$1.38	$2.12	$2.12	$1.73	$—	$1.00	$2.54

Balance End of Period
Total assets	$267,391	$263,932	$267,541	$278,605	$254,647	$245,769	$244,174
Total loans	152,607	140,996	148,447	151,446	172,373	185,502	198,392
Total deposits	229,117	229,414	231,696	242,080	217,859	212,598	210,251
Fed funds purchased	—	—	—	—	—	—	—
Securities sold under repurchase agreements	—	—	—	—	—	—	—
Federal Home Loan Bank advances	—	—	—	—	—	—	—
Total subordinated debentures, revolving credit lines and term loans	—	—	—	—	—	—	—
Stockholders’ equity	$37,729	$33,880	$35,241	$36,074	$34,388	$32,456	$33,049

Selected Ratios
Return on average assets	1.54%	0.85%	1.00%	1.04%	0.66%	0.08%	1.00%
Return on average equity	11.73%	6.52%	7.77%	7.95%	5.21%	0.61%	4.13%

(1)	Restated for all stock dividends and splits
(2)	Dividends per share are for Community Bancshares, Inc. only, not restated for pooling transactions

FIRST MERCHANTS

UNAUDITED PRO FORMA SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30, 2014 (unaudited)		For the Year Ended December 31, 2013
Summary of Operations
Interest income	$107,899		$180,311
Interest expense	10,782		17,194

Net interest income	97,117		163,117
Provision for loan losses	—		6,688

Net interest income after provision	97,117		156,429
Noninterest income	32,111		56,999
Noninterest expense	88,135		151,153

Net income before income tax	41,093		62,275
Income tax expense	10,648		15,536

Net income	30,445		46,739
Preferred stock dividend and discount accretion	—		(2,380)

Net Income Available to Common Shareholders	$30,445		$44,359

	Alternative A (1)	Alternative B (2)	Alternative A (1)	Alternative B (2)
Per Share Data
Net income
Basic	$0.80	$0.81	$1.39	$1.42
Diluted	$0.79	$0.81	$1.38	$1.41
Cash Dividends	$0.13	$0.13	$0.18	$0.18
Tangible Capital Ratio	8.85%	8.61%	8.49%	8.24%

Balance End of Period
Total assets	$5,890,900	$5,876,342
Earning assets	5,242,203	5,227,203
Investment securities	1,293,706	1,293,706
Loans, net	3,802,979	3,802,979
Total deposits	4,558,727	4,558,727
Borrowings	580,776	580,776
Shareholders’ equity	715,453	700,895
Allowance for loan losses	68,367	68,367

(1)	See Note (1) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 24.
(2)	See Note (2) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 25.

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

(1)	Alternative A — Issuance of 2,250,930 shares of First Merchants common stock:

This alternative assumes the issuance of 2,250,930 shares of First Merchants common stock, which represents an assumed 550,000 shares of Community Bancshares common stock outstanding (the number outstanding on June 30, 2014) with no cash elections paid to Community Bancshares’ shareholders, with no payments for fractional interests or payments to dissenting shareholders.

To record goodwill generated from the acquisition
Purchase Price:
Community Bancshares shares outstanding at 6/30/2014		550,000
Maximum Cash Paid	$—
Cash per share conversion rate	$85.94

Community Bancshares shares converted to cash	—	—

Community Bancshares shares converted to FMC Shares		550,000
Conversion ratio		4.0926

New FMC Shares issued		2,250,930
Stock price—FMC at 7/21/2014		$20.38

Purchase Price – Stock		$45,873,953
Purchase Price – Cash		$—

Total Purchase Price		$45,873,953

		(Dollars in thousands)
Total Purchase Price		$45,874
Allocated to:
Historical book value of Community Bancshares assets and liabilities		37,729
Community Bancshares estimated transaction costs, net of tax		(244)
Community Bancshares dividend to Subchapter S shareholders for estimated tax liability		(1,008)

Adjusted book value of Community Bancshares		$36,477

Adjustments to record assets and liabilities at fair value:
Loans, fair value mark		$(11,364)
Community Bancshares allowance for loan losses write-off		3,338
Core deposits intangible		3,789
Other real estate owned		(1,807)
Deferred taxes		2,116

Total allocation		$(3,928)

Goodwill		$13,325

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

(2)	Alternative B – Issuance of 1,536,608 shares of First Merchants common stock:

This alternative assumes the issuance of 1,536,608 shares of First Merchants common stock, which represents an assumed 550,000 shares of Community Bancshares common stock outstanding (the number outstanding on June 30, 2014) and cash elections for the maximum amount of cash paid equal to $15 million paid to Community Bancshares’ shareholders, with no payments for fractional interests or payments to dissenting shareholders.

To record goodwill generated from the acquisition
Purchase Price:
Community Bancshares shares outstanding at 6/30/2014		550,000
Maximum Cash Paid	$15,000,000
Cash per share conversion rate	$85.94

Community Bancshares shares converted to cash	174,540	(174,540)

Community Bancshares shares converted to FMC Shares		375,460
Conversion ratio		4.0926

New FMC Shares issued		1,536,608
Stock price—FMC at 7/21/2014		$20.38

Purchase Price - Stock		$31,316,071
Purchase Price - Cash		$15,000,000

Total Purchase Price		$46,316,071

		(Dollars in thousands)
Total Purchase Price		$46,316
Allocated to:
Historical book value of Community Bancshares assets and liabilities		37,729
Community Bancshares estimated transaction costs, net of tax		(244)
Community Bancshares dividend to Subchapter S shareholders for estimated tax liability		(1,008)

Adjusted book value of Community Bancshares		$36,477

Adjustments to record assets and liabilities at fair value:
Loans, fair value mark		$(11,364)
Community Bancshares allowance for loan losses write-off		3,338
Core deposits intangible		3,789
Other real estate owned		(1,807)
Deferred taxes		2,116

Total allocation		$(3,928)

Goodwill		$13,767

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement and prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS,” you should carefully consider the following risk factors in deciding how to vote for the Merger Proposal presented in this proxy statement and prospectus. You should also consider the other information in this proxy statement and prospectus and the other documents incorporated by reference into this proxy statement and prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86.

Risk Factors Relating to the Merged Company and Its Industry

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and costs savings of the Merger may not be realized.

Even though First Merchants has acquired other financial services businesses in the past, the success of the Merger with Community Bancshares will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate Community Bancshares’ operations with the operations of First Merchants;

•	maintain existing relationships with First Merchants’ depositors and Community Bancshares’ depositors to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers of First Merchants and Community Bancshares;

•	achieve projected net income of First Merchants Bank and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by First Merchants and Community Bancshares, and in nearby communities.

First Merchants’ failure to successfully integrate Community Bancshares into its business may adversely affect its financial condition and results of operations.

The First Merchants common stock and/or cash received by Community Bancshares shareholders may differ from their elections.

The Merger Agreement provides that Community Bancshares shareholders may elect to receive all First Merchants common stock for their shares, all cash for their shares or a combination of stock for a portion of their shares and cash for a portion of their shares. Although Community Bancshares shareholders will have the opportunity to elect the form of merger consideration they prefer to receive, the Merger Agreement provides that First Merchants is not required to pay more than $15,000,000 in cash to Community Bancshares shareholders in connection with the Merger. There is no such limitation on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio. As a result of the limitation on the cash consideration to be paid to Community Bancshares shareholders, you may not receive all of the cash consideration you elect. This may result in adverse financial or tax consequences to you. You will not know the mix of consideration you will receive until after we complete the Merger.

If, pursuant to the terms of the Merger Agreement, it is necessary to reduce the amount of cash elections, the shares of Community Bancshares common stock subject to a cash election will be converted into shares subject to a stock election on a pro rata basis (based on the total number of Community Bancshares common shares held by each shareholder electing cash) only to the extent necessary to reduce the aggregate cash payments to less than $15,000,000. Cash election shares which are not converted into stock election shares will remain as cash election shares, and all shares for which no election has been made will be treated as stock election shares and paid in shares of First Merchants common stock at the 4.0926 exchange ratio.

The value of the consideration to be received by Community Bancshares shareholders in the Merger will fluctuate.

If the Merger is completed, Community Bancshares shareholders who do not receive $85.94 in cash per share for their Community Bancshares common shares will receive a number of shares of First Merchants common stock based on a fixed exchange ratio of 4.0926 shares of First Merchants common stock for each share of Community Bancshares common stock. Because the market value of First Merchants common stock may (and likely will) fluctuate, the value of the stock consideration you receive for your shares may also fluctuate. The market value of First Merchants common stock could fluctuate for any number of reasons, including those specific to First Merchants and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of First Merchants common stock you will receive at the time you must vote your shares. The value of First Merchants common stock on the closing date of the Merger may be greater or less than the market price of First Merchants common stock on the record date, on the date of this proxy statement and prospectus or on the date of the special meeting. Moreover, the fairness opinion of STRH is dated July 21, 2014. Changes in the operations and prospects of First Merchants and Community Bancshares, general market and economic conditions and other factors which are both within and outside of the control of First Merchants and Community Bancshares, on which the fairness opinion is based, may alter the relative value of the companies. Therefore, the fairness opinion does not address the fairness of the exchange ratio at the time the Merger will be completed.

We encourage you to obtain a current market quotation for First Merchants common stock because the value of any First Merchants shares you receive may be more or less than the value of such shares as of the date of this document.

The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. As of June 30, 2014, approximately 53.01% of the merged company’s loans are comprised of commercial real estate and commercial lines of credit and term and development loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of First Merchants and Community Bancshares make various assumptions and judgments about the collectability of their respective loan portfolios and provide an allowance for loan losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently and materially change, the allowance for loan losses and Merger-related credit marks may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase its allowance for loan losses in the future, which could decrease its net income.

Deterioration in loan quality will adversely affect the merged company’s results of operations and financial condition.

Each of First Merchants and Community Bancshares seek to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their loan portfolios, including internally administered loan “watch” lists and independent loan reviews. These evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although First Merchants and Community Bancshares believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operation and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of June 30, 2014, First Merchants had $52,648,000 and Community Bancshares had $16,892,034 in non-performing loans. As of December 31, 2013, First Merchants had $59,450,000 and Community Bancshares had $18,783,268 in non-performing loans.

Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on its residential real estate loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Federal Reserve Board. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	other factors beyond the merged company’s control.

Each of First Merchants and Community Bancshares has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Central and Northwestern Indiana and Central Ohio areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily located in these areas. Favorable economic conditions may not exist in the merged company’s markets.

A continued economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for the products and services of Community Bancshares and First Merchants may decline; and

•	collateral for loans made by Community Bancshares and First Merchants may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in First Merchants’ Articles of Incorporation and Bylaws and certain provisions of Indiana law could make it more difficult for a third party to acquire First Merchants, even if doing so might be beneficial to First Merchants shareholders. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions” on page 83. These provisions could limit the price that some investors might be willing to pay in the future for shares of First Merchants common stock and may have the effect of delaying or preventing a change in control.

If the Merger is not completed, the parties will have incurred substantial expenses without realizing the expected benefits.

First Merchants and Community Bancshares have incurred substantial expenses in connection with the transactions described in this proxy statement and prospectus. The completion of the Merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. Community Bancshares expects to incur approximately $375,000 in Merger-related expenses and First Merchants expects to incur approximately $1,565,000 in Merger-related expenses, which include legal, accounting and financial advisory expenses and which excludes any termination fees, if applicable. These expenses could have a material adverse impact on the financial condition of First Merchants and Community Bancshares because they would not have realized the expected benefits of the Merger. There can be no assurance that the Merger will be completed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on Community Bancshares.

The Merger Agreement with First Merchants is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Community Bancshares shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. There can be no assurance that the Merger will be completed.

In addition, certain circumstances exist where Community Bancshares may choose to terminate the Merger Agreement, including the acceptance of a superior acquisition proposal. See “THE MERGER — Exchange of Community Bancshares Common Stock” for a more complete discussion of the consideration to be paid in the Merger and “THE MERGER AGREEMENT— Termination; Waiver; Amendment” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Community Bancshares, including:

•	Community Bancshares’ businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	Community Bancshares will have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger.

If the Merger Agreement is terminated by Community Bancshares due to its acceptance of a superior acquisition proposal or by First Merchants due to the failure of Community Bancshares’ Board of Directors to recommend approval of the Merger Agreement to its shareholders by reason of a superior acquisition proposal or for certain related reasons, then Community Bancshares has agreed pay to First Merchants a $1,500,000 termination fee. The payment of the termination fee could have a material adverse effect on Community Bancshares’ financial condition, and there can be no assurance that Community Bancshares would be able to complete a transaction with a party willing to pay an equivalent or more attractive price than the price First Merchants has agreed to pay in the Merger.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Community Bancshares.

Until the completion of the Merger, with some exceptions, Community Bancshares is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Merchants. In addition, Community Bancshares has agreed to pay a termination fee of $1,500,000 to First Merchants if the Community Bancshares Board of Directors does not recommend approval of the Merger Agreement to the Community Bancshares shareholders by reason of a superior acquisition proposal. These provisions could discourage other companies from trying to acquire Community Bancshares even though such other companies might be willing to offer greater value to Community Bancshares’ shareholders than First Merchants has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Community Bancshares’ financial condition.

The market price of First Merchants common stock after the Merger may be affected by factors different from those affecting the shares of Community Bancshares or First Merchants currently.

Upon completion of the Merger, holders of Community Bancshares common stock will become holders of First Merchants common stock. First Merchants’ business differs in important respects from that of Community Bancshares, and, accordingly, the results of operations of the combined company and the market price of First Merchants common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of First Merchants and Community Bancshares. For a discussion of the businesses of First Merchants and Community Bancshares and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement and prospectus and referred to under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86.

Community Bancshares shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Community Bancshares’ shareholders currently have the right to vote in the election of the Community Bancshares Board of Directors and on other matters affecting Community Bancshares. When the Merger occurs, each Community Bancshares shareholder will become a shareholder of First Merchants with a percentage ownership of the combined organization that is smaller than the shareholder’s percentage ownership of Community Bancshares. Because of this, Community Bancshares’ shareholders will have less influence over the management and policies of First Merchants than they now have over the management and policies of Community Bancshares.

Risk Factors Relating to the Merger

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

The transactions contemplated in the Merger Agreement cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Federal Reserve Board and the OCC. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the Merger or the Bank Merger or require changes to the terms of the Merger or the Bank Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Merger or the Bank Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger and the Bank

Merger, any of which might have an adverse effect on the combined company following the Merger. Regulatory approvals could also be impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.

Certain of Community Bancshares’ directors and executive officers have interests in the Merger that may differ from the interests of Community Bancshares’ shareholders.

Community Bancshares shareholders should be aware that some of Community Bancshares’ executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of Community Bancshares shareholders generally. Community Bancshares’ Board of Directors was aware of and considered these interests, among other matters, when making its decision to approve and adopt the Merger Agreement, and in recommending that Community Bancshares shareholders vote in favor of approving the Merger Agreement.

Community Bancshares previously entered into an employment agreement with Charles L. Crow, which entitles him to certain payments and benefits upon a termination in connection with a change in control such as the Merger. In connection with the Merger, Messrs. Crow, Riggs and Freed, each currently an executive officer of Community Bancshares and/or Community Bank, will enter into employment agreements with First Merchants Bank that, upon the effective time of the Merger, will supersede any prior agreements with Community Bancshares and/or Community Bank and provide certain retention benefits to such individuals.

For a more complete description of these interests, see “THE MERGER—Interests of Certain Persons in the Merger” on page 61.

Community Bancshares and First Merchants will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Community Bancshares or First Merchants. These uncertainties may impair Community Bancshares’ or First Merchants’ ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with Community Bancshares or First Merchants to seek to change existing business relationships with Community Bancshares or First Merchants. Retention of certain employees by Community Bancshares or First Merchants may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with Community Bancshares or First Merchants. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Community Bancshares or First Merchants, Community Bancshares’ and/or First Merchants’ business could be harmed. In addition, subject to certain exceptions, each of Community Bancshares and First Merchants has agreed to operate its business in the ordinary course prior to closing. See THE MERGER AGREEMENT–Restrictions Affecting the Parties Prior to Completion of the Merger” on page 66 for a description of the restrictive covenants applicable to Community Bancshares and First Merchants while the Merger is pending.

The shares of First Merchants common stock to be received by Community Bancshares shareholders as a result of the Merger will have different rights from the shares of Community Bancshares common stock.

Upon completion of the Merger, Community Bancshares shareholders will become First Merchants shareholders and their rights as shareholders will be governed by the First Merchants Articles of Incorporation and Bylaws. The rights associated with Community Bancshares common stock may be different from the rights associated with First Merchants common stock. Please see “COMPARISON OF COMMON STOCK” beginning on page 77 for a discussion of the different rights associated with First Merchants common stock.

The Merger may fail to qualify as a tax-free reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Community Bancshares shares.

Community Bancshares intends the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Although the IRS will not provide a ruling on the matter, First Merchants and Community Bancshares will, as a condition to closing, each obtain an opinion from their respective legal counsel that the Merger will constitute a “reorganization” for federal tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of Community Bancshares common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger consideration received in exchange for that share upon completion of the Merger. Furthermore, if the Merger fails to qualify as a reorganization, there may be additional tax consequences to shareholders of Community Bancshares common stock associated with the deemed sale by Community Bancshares of its assets to First Merchants, which could result in corporate level gains and associated taxes that would flow-through to the shareholders of Community Bancshares common stock.

Community Bancshares shareholders will have dissenters’ rights in the Merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The shareholders of Community Bancshares will have the rights accorded to dissenting shareholders under Chapter 44 of the Indiana Business Corporation Law. The fair value determined through a judicial proceeding may be more or less than the consideration offered under the Merger Agreement. As a result, First Merchants bears the risk that payments owed to dissenting shareholders may exceed the consideration outlined in this proxy statement and prospectus.

THE COMMUNITY BANCSHARES SPECIAL MEETING

Special Meeting of Shareholders of

Community Bancshares, Inc.

General Information

We are furnishing this document to the shareholders of Community Bancshares in connection with the solicitation by the Board of Directors of Community Bancshares of proxies for use at the Community Bancshares special meeting of shareholders to be held on November 3, 2014, at 7:00 p.m., local time, at Hamilton County 4-H Fairgrounds Exhibition Center Dining Room, 2003 Pleasant Street, Noblesville, Indiana 46060. This document is first being mailed to Community Bancshares shareholders on October 2, 2014, and includes the notice of Community Bancshares special meeting, and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are as follows:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Community Bancshares will merge with and into First Merchants and, immediately thereafter, Community Bank will merge with and into First Merchants Bank.

2.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is not aware of any such other matters.

Pursuant to the Merger Agreement, Community Bancshares will merge into First Merchants. The Merger Agreement is attached to this document as Annex A and is incorporated in this document by reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page 63.

Vote Required

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Community Bancshares common stock. Community Bancshares has fixed September 29, 2014, as the record date for determining those Community Bancshares shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were a Community Bancshares shareholder of record at the close of business on September 29, 2014, you will be entitled to notice of and to vote at the special meeting. Each share of Community Bancshares common stock you own on the record date entitles you to one vote on each matter presented at the special meeting. At the close of business on the record date of September 29, 2014, there were 550,000 shares of Community Bancshares common stock outstanding held by approximately 128 shareholders of record.

Voting Agreement

As of the record date, Community Bancshares’ executive officers, directors, and certain significant shareholders and their affiliates had voting power with respect to an aggregate of 273,996 shares of Community Bancshares common stock outstanding, representing 49.82% of the outstanding shares on that date. Each member of the Board of Directors of Community Bancshares and certain other significant shareholders entered into a voting agreement with First Merchants to cause all shares of Community Bancshares common stock owned by them of record or beneficially to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page 69.

Proxies

If you are a Community Bancshares shareholder, you should have received a proxy card for use at the Community Bancshares special meeting with this proxy statement and prospectus. The accompanying proxy card is for your use in voting at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the Community Bancshares shareholder giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the Merger Proposal.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•	delivering to the Corporate Secretary of Community Bancshares at or prior to the special meeting a written notice of revocation addressed to Community Bancshares Bancorp, Inc., 830 Logan Street, Noblesville, Indiana 46060, Attention: William C. Delullo, Corporate Secretary; or

•	delivering to Community Bancshares at or prior to the special meeting a properly completed proxy card having a later date; or

•	voting in person by ballot at the special shareholders meeting.

Because approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Community Bancshares common stock, abstentions will have the same effect as voting “AGAINST” approval of the Merger Proposal. Accordingly, your Board of Directors urges all Community Bancshares shareholders to vote by proxy by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope. You should not send stock certificates with your proxy card.

Solicitation of Proxies

Community Bancshares will bear the entire cost of soliciting proxies from and mailing proxies to its shareholders in connection with the Community Bancshares special meeting. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of Community Bancshares, who will not be specially compensated for such soliciting.

In soliciting proxies, no one has any authority to make any representations and warranties about the Merger or the Merger Proposal in addition to or contrary to the provisions stated in this document. No statement regarding the Merger, the Merger Agreement or the Merger Proposal should be relied upon except as expressly stated in this document.

Recommendation of the Community Bancshares Board of Directors

Community Bancshares’ Board of Directors has unanimously approved the Merger Agreement. Community Bancshares’ Board of Directors believes that the Merger is fair to and in the best interests of Community Bancshares and its shareholders. The Board unanimously recommends that the Community Bancshares shareholders vote “FOR” approval of the Merger Proposal. See “THE MERGER—Community Bancshares’ Reasons for the Merger” on page 44 and “THE MERGER—Recommendation of the Community Bancshares Board of Directors” on page 58.

Other Matters

The special meeting of Community Bancshares shareholders has been called for the purposes set forth in the Notice to Community Bancshares shareholders included in this document. Your Board of Directors is unaware of any matter for action by shareholders at the special meeting other than as stated in the Notice or in this proxy statement and prospectus. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the Board of Directors of Community Bancshares or, if no recommendations are given, in their best judgment. The approval of the transaction of any other business that may properly come before the special meeting generally requires more votes to be cast in favor of the proposal than are cast against it.

Beneficial Ownership of Community Bancshares Common Stock by Certain Shareholders

The following table shows, as of June 30, 2014, the beneficial ownership of Community Bancshares common stock of each person who beneficially owns more than 5% of Community Bancshares’ outstanding common stock, each Community Bancshares director, each of the executive officers of Community Bancshares and/or Community Bank and all of the directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the following table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Richard J. Irving, Revocable Trust	45,752		8.3%

Directors
Edgar L. Coverdale	31,339	(1)	5.7%
Charles L. Crow	56,661	(2)	10.3%
William C. Delullo	34,100	(3)	6.2%
James R. Galloway	21,490	(4)	3.9%
Stanley E. Hirschfeld	9,705	(5)	1.8%
O’Dell Lakes	21,092		3.8%
Joseph D. Stoffel	13,015		2.4%
Michael S. Sweitzer	21,428	(6)	3.9%
Jerry T. Thompson	19,000	(7)	3.5%

Other Executive Officers
Larry W. Riggs	5,867	(8)	1.1%
Russell W. Freed	-0-		0.0%
Directors and Executive Officers as a Group (11 persons)	233,697		42.5%

(1)	Includes 29,155 shares held in trust by Mr. Coverdale and 2,184 shares held in trust by Mr. Coverdale’s spouse.
(2)	Includes 7,000 shares held by Mr. Crow’s spouse of which Mr. Crow disclaims beneficial ownership.
(3)	Includes 31,916 shares held in trust by Mr. Delullo and 2,184 shares held in family trusts for which Mr. Delullo serves as trustee.
(4)	Includes 5,835 shares held jointly with Mr. Galloway’s spouse. Also includes 597 shares held by Mr. Galloway’s spouse of which Mr. Galloway disclaims beneficial ownership.
(5)	Includes 4,353 shares held by Mr. Hirschfeld’s spouse of which Mr. Hirschfeld disclaims beneficial ownership.
(6)	Includes 1,100 shares held by Mr. Sweitzer’s spouse of which Mr. Sweitzer disclaims beneficial ownership.
(7)	Includes 9,500 shares held by Mr. Thompson’s spouse of which Mr. Thompson disclaims beneficial ownership.
(8)	Includes 3,611 shares held jointly with Mr. Riggs’ spouse.

COMMUNITY BANCSHARES

MERGER PROPOSAL

Community Bancshares is asking its shareholders to approve the Merger Proposal. Holders of Community Bancshares common stock should read this proxy statement and prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement and prospectus as Annex A.

After careful consideration, the Community Bancshares Board of Directors unanimously approved and adopted the Merger Agreement and determined it to be advisable and in the best interest of Community Bancshares and its shareholders of Community Bancshares. See “THE MERGER—Community Bancshares’ Reasons for the Merger; Recommendation of Community Bancshares’ Board of Directors” included elsewhere in this proxy statement and prospectus for a more detailed discussion of the Community Bancshares Board of Directors’ recommendation.

For the reasons discussed in this proxy statement and prospectus, the Community Bancshares Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Community Bancshares and its shareholders, and unanimously adopted and approved the Merger Agreement. The Community Bancshares Board of Directors unanimously recommends that Community Bancshares shareholders vote “FOR” approval of the Merger Proposal.

THE MERGER

At the special meeting, the shareholders of Community Bancshares will consider and vote upon approval of the Merger Agreement. The following summary highlights certain information about the Merger. To understand the Merger, you should read carefully this entire proxy statement and prospectus, including the Merger Agreement, which is attached to this document as Annex A.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement unanimously approved by each of the Community Bancshares and First Merchants Boards of Directors, Community Bancshares will merge with and into First Merchants and the separate corporate existence of Community Bancshares will cease. Immediately following the Merger, Community Bank will merge with and into First Merchants Bank and Community Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the Merger, will be the Articles of Incorporation and Bylaws of First Merchants after the Merger.

Exchange of Community Bancshares Common Stock

The Merger Agreement provides that Community Bancshares shareholders will have the right, with respect to each of their shares of Community Bancshares common stock, to elect to receive, without interest, either (i) 4.0926 shares of First Merchants common stock (which we sometimes refer to as a “stock election”), or (ii) $85.94 in cash (which we sometimes refer to as a “cash election”) subject to the payment of cash instead of fractional shares and subject to certain adjustment, election, allocation and proration procedures described below, if necessary, to ensure that the cash portion of the total consideration to be paid to Community Bancshares shareholders in connection with the Merger does not exceed $15,000,000. There is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio. When making an election, Community Bancshares shareholders may specify different elections (cash or stock) with respect to different shares of Community Bancshares common stock held by them (for example, a Community Bancshares shareholder with 100 shares of Community Bancshares common stock could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares, subject to the adjustment, election, allocation and proration procedures described below). Community Bancshares shareholders who make no election to receive cash and/or shares of First Merchants common stock in the Merger, whose elections are not received by the election agent, American Stock Transfer, by the election deadline, or whose Election Forms are improperly completed and/or are not signed, will be deemed not to have made an election. Community Bancshares shareholders who do not make an election will be paid in First Merchants common stock.

If First Merchants changes the number of outstanding shares of First Merchants common stock before the Merger through any stock split, stock dividend, recapitalization or similar transaction, then the 4.0926 exchange ratio will be proportionately adjusted so that Community Bancshares shareholders making a stock election will receive such number of shares of First Merchants common stock as represents the same percentage of outstanding shares of First Merchants common stock at the effective date of the Merger as would have been represented by the number of shares of First Merchants common stock such shareholder would have received if the recapitalization had not occurred.

First Merchants will not issue fractional shares to Community Bancshares shareholders. Instead, Community Bancshares common shareholders will receive for each fractional share an amount in cash determined by multiplying (i) the fractional interest by (ii) the average of the closing price of the common stock of First Merchants as reported by Bloomberg, L.P. for the ten (10) days that First Merchants common stock trades on The NASDAQ Global Select Market preceding the fourth calendar day prior to the effective date of the Merger.

As described in more detail below, the allocation and proration procedures in the Merger Agreement are intended to ensure that the cash portion of the total consideration to be paid to Community Bancshares shareholders in connection with the Merger does not exceed $15,000,000. The allocation of the mix of consideration payable to Community Bancshares shareholders in the Merger will not be known until American Stock Transfer tallies the results of the cash and stock elections made by Community Bancshares shareholders, which will not occur until after the election deadline described below.

No assurance can be given that Community Bancshares shareholders will receive the full amount of cash they elect. As a result of the allocation and proration procedures and other limitations outlined in this proxy statement and prospectus and in the Merger Agreement, Community Bancshares shareholders electing to receive cash for all or a portion of their shares may receive cash and/or First Merchants common stock in amounts that vary from the amounts they elect to receive.

If you are a Community Bancshares shareholder and you receive First Merchants common stock as merger consideration for all or a portion of your shares of Community Bancshares common stock, the implied value of the consideration that you will receive in the Merger will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The value of the stock consideration per share of Community Bancshare common stock, based upon First Merchants’ closing stock price on September 23, 2014, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $83.45 per share. No assurance can be given (and it is not likely) that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by a Community Bancshares shareholder or at any other time. At the time of completion of the Merger, the market price of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of First Merchants common stock.

An Election Form is included with this proxy statement and prospectus delivered to Community Bancshares shareholders who held shares of Community Bancshares common stock in registered form as of the record date for the special meeting. Each Election Form will allow the holder to make cash and/or stock elections or no elections. First Merchants and American Stock Transfer will undertake reasonable efforts to make the Election Form available to each person who subsequently becomes a holder of Community Bancshares common stock in the time between the record date for the special meeting and the election deadline. We refer to the shares with respect to which a valid cash election is made as “cash election shares,” the shares with respect to which a valid stock election is made as “stock election shares,” and the shares with respect to which no election is made as “non-election shares.”

To make an effective election, a Community Bancshares shareholder must deliver a properly completed Election Form to American Stock Transfer by the election deadline, which is 5:00 p.m. (Eastern) on November 4, 2014. An election is properly made only if American Stock Transfer actually receives a properly completed and signed Election Form by the election deadline.

Generally, an election may be revoked or changed, but only by written notice received by American Stock Transfer prior to the election deadline accompanied by a revised Election Form. If an election is revoked and unless a subsequent properly completed Election Form is actually received by American Stock Transfer at or prior to the election deadline, the holder having revoked the election will be deemed to have made no election with respect to such person’s shares of Community Bancshares common stock, such shares will be treated as non-election shares.

Community Bancshares shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, Community Bancshares shareholders who have made elections will be unable to revoke their elections during the interval between the election deadline and the date of completion of the Merger. Any transfer of shares of Community Bancshares common stock for which a proper election has been made occurring following the election deadline in accordance with the Shareholders Agreement shall be subject to such election.

If a Community Bancshares shareholder either (i) does not submit a properly completed Election Form on or before the election deadline or (ii) revokes its Election Form prior to the election deadline (without later submitting a properly completed Election Form prior to the election deadline), the shares of Community Bancshares common stock held by such shareholder shall be designated as non-election shares and will be converted into the right to receive the stock consideration according to the allocation procedures set forth in the Merger Agreement and summarized below. In addition, if it is mutually determined by Community Bancshares and First Merchants that any purported cash election and/or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Community Bancshares shareholders are urged to carefully read and follow the instructions for completion of the Election Form and to submit the Election Form in advance of the election deadline. These instructions and the Election Form are included with this proxy statement and prospectus. You should not return your Community Bancshares stock certificates with the enclosed form of proxy or the Election Form, but should retain them until you receive a letter of transmittal from First Merchants following the completion of the Merger as described below.

On or prior to the effective date of the Merger, First Merchants will deposit with American Stock Transfer, as exchange agent, (i) cash in an amount sufficient to allow American Stock Transfer to make cash consideration payments under the terms of the Merger Agreement and (ii) certificates (or evidence of shares in book entry form) representing shares of First Merchants common stock, each to be given to the holders of Community Bancshares common stock in exchange for old certificates representing shares of Community Bancshares common stock. Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of Community Bancshares common stock. The letter of transmittal will contain instructions for use in effecting the surrender of Community Bancshares stock certificates in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement. Within ten (10) business days following the later of the effective date of the Merger or the surrender to American Stock Transfer of the old certificate(s) representing shares of Community Bancshares common stock for cancellation, together with such letter of transmittal duly executed and completed, the holder of such old certificate(s) will be provided a new certificate (or evidence of shares in book entry form) representing shares of First Merchants common stock and/or a check in the amount to which such holder is entitled pursuant to the Merger Agreement, and the old certificate will be canceled.

Until you surrender your Community Bancshares stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the Merger with respect to First Merchants common stock into which any of your shares may have been converted. When you surrender your Community Bancshares stock certificates, First Merchants will pay any unpaid dividends or other distributions, without interest. After the completion of the Merger, there will be no transfers on the stock transfer books of Community Bancshares of any shares of Community Bancshares common stock.

If a certificate for Community Bancshares common stock has been lost, stolen or destroyed, First Merchants will issue the consideration properly payable under the Merger Agreement to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Community Bancshares’ shareholder with all procedures historically required by Community Bancshares in connection with lost, stolen or destroyed certificates.

Allocation and Proration Procedures

The aggregate amount of First Merchants common stock and cash that will be paid is subject to the allocation and proration procedures set forth in the Merger Agreement and described below. The allocation procedures are intended to ensure that the cash portion of the total consideration to be paid to Community Bancshares shareholders in connection with the Merger does not exceed $15,000,000 (which amount represents approximately 31.7% of the total outstanding shares of Community Bancshares common stock receiving $85.94 in cash per share). There is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio.

Stock Consideration Allocation. If the number of cash election shares would entitle the holders of such shares and Community Bancshares shareholders receiving cash payments for fractional shares or exercising dissenters’ rights pursuant to the terms of the Merger Agreement to receive cash payments of $15,000,000 or less, then all stock election shares and cash election shares will be honored in their entirety and all non-election shares will be converted into and treated as stock election shares. For purposes of the foregoing determination, all shares subject to a proper exercise of dissenters’ rights will be counted as though such shares were cash election shares.

Cash Consideration Allocation. If the amount of cash to be received by holders of cash election shares and Community Bancshares shareholders receiving cash payments for fractional shares or the exercise of dissenters’ rights would result in cash payments of more than $15,000,000, such cash election shares (not including any shares subject to a proper exercise of dissenters’ rights) will be converted into stock election shares on a pro rata basis based on the total number of shares of Community Bancshares common stock held by each Community Bancshares shareholder with cash election shares, but only to the extent necessary so that the total remaining number of cash election shares is such that the Merger will (i) result in total cash payments of no more than $15,000,000 for cash election shares and Community Bancshares shareholders receiving payments for fractional shares or exercising dissenters’ rights and (ii) satisfy the “continuity of interest” requirement applicable to tax-free reorganizations under the Internal Revenue Code. All cash election shares which are not converted into stock election shares will remain as cash election shares and all non-election shares will be converted into and treated as stock election shares.

As described above, a fixed amount of $15,000,000 (which amount represents approximately 31.7% (or approximately 174,350 shares) of the total outstanding shares of Community Bancshares common stock receiving $85.94 in cash per share) will be paid to Community Bancshares shareholders in the Merger. The remaining merger consideration will be issued in the form of shares of First Merchants common stock, and there is no limit on the number of outstanding shares of Community Bancshares common stock that may be exchanged for shares of First Merchants common stock at the 4.0926 exchange ratio. Accordingly, while Community Bancshares shareholders making stock elections will receive the full amount of any such stock elections, no assurance can be given that Community Bancshares shareholders making cash elections will receive the full amount of any such cash elections.

Although no assurance can be given that Community Bancshares shareholders making cash elections will receive the full amount of any such cash elections, the allocation and proration procedures described above with respect to an oversubscription of cash election shares are intended to honor, to the extent possible, cash elections made by a Community Bancshares shareholder in an amount proportionate to such shareholder’s percentage ownership relative to that of other Community Bancshares shareholders making cash elections, subject to any required reductions for the payment of cash in lieu of fractional shares of First Merchants common stock and any shares which are subject to a proper exercise of dissenters’ rights under Indiana law. Accordingly, solely for purposes of illustration, assuming there are no required payments for fractional shares and no shareholders electing to exercise dissenters’ rights under Indiana law, a shareholder making a valid cash election with respect to 31.7% or less of such shareholder’s total shares of Community Bancshares common stock generally would have all such cash election shares honored, including in the event of an oversubscription of the total cash election shares. Applying the same assumptions but assuming an oversubscription of the total cash election shares, the cash election shares of a shareholder making a valid cash election which exceed 31.7% of such shareholder’s total shares of Community Bancshares common stock generally would be converted into stock election shares on a pro rata basis based on such shareholder’s percentage ownership relative to the percentage ownership of other Community Bancshares shareholders with cash elections exceeding 31.7% of the total shares held by such shareholders.

Effect of the Merger on First Merchants Shareholders

The approval of the First Merchants shareholders of the Merger Agreement is not required in order to complete the Merger. First Merchants shareholders will also not be entitled to exchange their shares of First Merchant common stock for any consideration as a result of the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Background of the Merger

As part of its ongoing consideration and evaluation of Community Bancshares’ long-term prospects and strategies, the Board of Directors of Community Bancshares has periodically discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities have included, among other alternatives, continuing as an independent institution, growing internally and through branch acquisitions, or affiliating or merging with another institution.

In 2008, Community Bancshares commenced a process to receive indications of interest from other financial institutions. At the same time, the Board of Directors of Community Bancshares was considering electing S Corporation tax status in order to receive more favorable tax treatment. Due to depressed valuation multiples of the indications of interest received, the Board of Directors decided to pursue the S Corporation election.

As with many community banks during this time period, conditions during 2008 through 2011 were especially challenging for Community Bancshares as a result of the financial crisis and the downturn in the real estate market. During this period Community Bancshares experienced increases in its nonperforming assets and loan loss provision. The loan loss provision for Community Bancshares increased to $3.2 million and $1.9 million in 2010 and 2011, respectively.

In 2008, Community Bank entered into a Memorandum of Understanding (the “Compliance MOU”) with the Regional Director of the Federal Deposit Insurance Corporation (the “FDIC”) pursuant to which Community Bank was required to take a number of actions to address compliance with banking laws and regulations.

In 2010, Community Bank entered into a Memorandum of Understanding (“MOU”) with the Regional Director of the FDIC and the Director of the Indiana Department of Financial Institutions (the “IDFI”). The MOU was updated from time to time as Community Bank made progress with respect to the actions required by the MOU. Under the MOU, Community Bank was required to take a number of actions to improve the asset quality of its loan portfolio and to obtain the prior written consent of the Regional Director of the FDIC and the Director of the IDFI in connection with the declaration and payment of dividends.

On June 23, 2010, the Federal Reserve Bank of Chicago (“FRB”) required the Board of Directors of Community Bancshares to adopt resolutions which would require prior approval of the FRB in order to declare or pay any dividends, incur debt, or redeem any shares of stock of Community Bancshares.

During the post financial crisis period, management and the Board of Directors assessed significant operating risk increases in the banking industry. Specifically, costs associated with increasing compliance and safety and soundness regulatory burdens, necessary technology enhancements, and increasing competition were noted as threats to a continued independence strategy. During the same period of time, public announcements of community bank acquisitions began to report transaction valuation multiples which had generally been unavailable since before the beginning of the financial crisis.

Facing the challenges of generating consistent earnings through organic growth, management and the Board of Directors of Community Bancshares continued to evaluate strategic options, including a possible merger of Community Bancshares with another financial institution. It was concluded that scale might be needed to absorb additional operating and regulatory costs in a stagnant, slow growth economy.

As the financial recovery began in 2012, the nonperforming assets improved significantly. The loan loss provision for Community Bancshares dropped significantly in 2012 and 2013 to $255,000 and $40,000, respectively. As Community Bancshares financial position improved the level of interest from other financial institutions increased.

On February 8, 2013, the Compliance MOU was terminated by the FDIC.

In December, 2013, Community Bancshares received an unsolicited expression of interest from another financial institution. This expression of interest recognized the improvement in nonperforming assets of Community Bank and increased valuation for banking transactions. Preliminary due diligence was conducted by the potential merger partner and they provided a draft of a merger agreement. The valuation presented by the potential merger partner was from $40 million to $41.5 million or $72.72 to $75.45 per share. In February, 2014, the potential merger partner informed Community Bancshares that it was no longer interested in a merger transaction indicating that they did not believe the merger was a strategic fit for them.

In April, 2014, executives of First Merchants and Community Bancshares met over dinner to discuss a potential merger transaction. At the dinner, in addition to representatives of STRH, were the President and Chief Executive Officer of First Merchants, Michael C. Rechin, the Executive Vice President and Chief Financial Officer of First Merchants, Mark K. Hardwick, and the Chairman and President of Community Bancshares, Charles L. Crow.

On May 5, 2014, Mr. Crow, together with the other executive officers of Community Bancshares, Larry W. Riggs and Russell W. Freed, met with executives of First Merchants at their Danville Operations Center to further understand the benefits of a merger between the two institutions.

First Merchants then submitted to Community Bancshares a non-binding letter of interest dated May 23, 2014, which included an exchange ratio of 3.81 which provided a valuation of $44 million (based upon $21 per share of First Merchants common stock) including up to $10 million of cash.

On May 30th, the Board of Directors of Community Bancshares met to discuss the letter of interest and consider the tax consequences of the transaction. A representative of Crowe Horwath LLP (“Crowe”), the independent public accounting firm and tax advisors for Community Bancshares, attended the meeting. The directors determined to continue discussions with First Merchants.

First Merchants then commenced a due diligence review of Community Bancshares and Community Bancshares commenced a due diligence review of First Merchants. Additionally, further discussions were held with respect to the financial consideration to be provided by First Merchants.

On June 16, 2014, Bingham Greenebaum Doll LLP (“Bingham”), legal counsel to First Merchants, submitted a draft merger agreement. The draft merger agreement contained an increased exchange ratio of 3.9765 which provided a valuation of $46 million (based upon $21 per share of First Merchants common stock) including up to $10 million of cash. The increase in merger consideration from the letter of interest was based in part on the additional financial information of Community Bancshares made available to First Merchants.

Later that day the Board of Directors of Community Bancshares met to discuss the potential merger transaction with First Merchants. A representative of Krieg DeVault LLP (“Krieg DeVault”), legal counsel to Community Bancshares, attended the meeting. During the meeting the directors received an update on the current terms of the proposed merger and implications of the transaction on the S corporation election and the tax treatment of the shareholders of Community Bancshares. Legal counsel provided a review of the fiduciary and legal obligations applicable to directors in connection with a merger transaction and provided an overview of the process involved in a merger transaction. Towards the end of the Board meeting, Messrs. Rechin and Hardwick joined the meeting to present an overview of First Merchants and answer questions about First Merchants and the proposed merger.

During the period from June 16, 2014, through July 17, 2014, the parties exchanged comments and negotiated changes to the draft merger agreement. Additionally, during this time period the parties continued their respective due diligence review and provided drafts of their respective disclosure letters to the merger agreement.

On July 8, 2014, executives of First Merchants and Community Bancshares met to review the nonperforming assets of Community Bancshares in order to determine whether the valuation of the nonperforming assets could be increased. As a result, on July 9, 2014, First Merchants communicated that the merger consideration would be increased to an exchange ratio of 4.0926 which provided a valuation of $47 million (based upon $21 per share of First Merchants common stock) including up to $15 million of cash.

On July 10, 2014, the Board of Directors of Community Bancshares met to receive an update on the current terms and tax implications of the proposed merger. Representatives of Crowe attended the meeting. A representative of Krieg DeVault also attended the meeting. At the meeting, the directors determined that the shareholders of Community Bancshares would need to continue to receive estimated tax distributions for all income that may be allocated to the shareholders. Additionally, the Board of Directors determined to engage STRH to provide a fairness opinion.

On July 17, 2014, Bingham sent a responsive draft of the merger agreement to Krieg DeVault. This draft together with ancillary documents were provided to the directors of Community Bancshares for their consideration at a special meeting of the Board of Directors to be held on July 21, 2014.

At the special meeting, in addition to all of the members of the Board of Directors, representatives of Krieg DeVault and STRH were in attendance. The representatives of STRH reviewed with the Board of Directors SRTH’s financial analysis of the merger consideration and delivered to the Board of Directors STRH’s oral opinion, which was subsequently confirmed in writing, that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in SRTH’s written opinion, as of the date of the special meeting, the Merger Consideration to be received in the Merger by the holders of Community Bancshares common stock was fair, from a financial point of view, to such holders, other than the Excluded Holders. Representatives of Krieg DeVault led a discussion regarding the provisions of the latest merger agreement draft and ancillary documents and responded to questions from the directors.

After careful consideration of the matters discussed at the special meeting, the Board of Directors of Community Bancshares unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby were in the best interests of the Community Bancshares and its shareholders, (ii) approved and adopted the Merger Agreement and the other transactions contemplated thereby, and (iii) recommended the approval and adoption of the Merger Agreement to the shareholders of Community Bancshares.

Later that day on July 21, 2014, the parties executed the definitive transaction documents, and publicly announced the transaction by issuing a joint press release on July 22, 2014.

First Merchants’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors consulted with First Merchants management and considered a number of factors, including the following material factors:

•	each of First Merchants’ and Community Bancshares’ business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Merchants Board of Directors considered that the Merger (1) will expand First Merchants’ business within demographically attractive markets in Central Indiana; (2) will increase First Merchants’ core deposit base, an important funding source; (3) will provide First Merchants with an experienced management team and quality bank branches in and around Central Indiana; and (4) will provide First Merchants with the opportunity to sell First Merchants’ broad array of products to Community Bancshares’ client base;

•	its understanding of the current and prospective environment in which First Merchants and Community Bancshares operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on First Merchants both with and without the proposed transaction;

•	its review and discussions with First Merchants’ management concerning the due diligence examination of Community Bancshares;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risk of diverting management attention and resources from the operation of First Merchants’ business towards the completion of the Merger; and

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the First Merchants Board of Directors is not intended to be exhaustive, but includes the material factors considered by the First Merchants Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Merchants Board of Directors considered all these factors as a whole, including discussions with, and questioning of, First Merchants’ management and First Merchants’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Merchants Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of First Merchants and its shareholders, and unanimously approved and adopted the Merger Agreement.

Community Bancshares’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that its shareholders approve the Merger Agreement, Community Bancshares’ Board of Directors consulted with Community Bancshares management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the extensive review undertaken by Community Bancshares’ Board of Directors and management, with the assistance of its financial and legal advisors, with respect to the strategic alternatives available to Community Bancshares;

•	the business strategy and strategic plan of Community Bancshares and its prospects for the future as an independent institution, including the risks inherent in a successful execution of its strategic plan, its projected financial results, and expectations relating to the proposed Merger with First Merchants;

•	a review of the challenges facing Community Bancshares in the current competitive, economic, financial and regulatory climate, and the potential benefits of aligning Community Bancshares with a larger organization;

•	the consistency of the Merger with Community Bancshares’ long-term strategic plan to seek profitable future expansion, providing the foundation for future expansion of its geographic footprint, leading to continued growth in overall shareholder value;

•	a review of the historical financial statements and condition of Community Bancshares and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of Community Bancshares;

•	a review of the historical financial statements and condition of First Merchants and certain other information, primarily financial in nature, relating to the business, earnings and financial condition of First Merchants;

•	its review and discussions with Community Bancshares’ management and its financial and legal advisors concerning the due diligence examination of First Merchants;

•	the fact that the Merger would combine two established banking franchises to create a bank with over $5.9 billion in assets;

•	the complementary nature of the businesses of Community Bancshares and First Merchants and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

•	the belief of Community Bancshares’ senior management that the management teams and employees of Community Bancshares and First Merchants possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

•	the financial strength of First Merchants based on First Merchants historical revenues and revenue expectations over the near and long term;

•	the strength and recent performance of First Merchants’ common stock;

•	the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the fact that, based on the closing price of First Merchants’ common stock on July 18, 2014 of $20.43, the transaction value would be approximately $45.9 million, with an implied price per share of Community Bancshares common stock of $83.45;

•	the ability of Community Bancshares’ shareholders to benefit from First Merchants’ potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to Community Bancshares’ earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer banking markets;

•	the ability of First Merchants to complete a merger transaction from a financial and regulatory perspective;

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the complementary geographic fit and customer convenience of the branch networks of the combined bank;

•	the potential continued representation of certain of Community Bancshares’ management on the management team of the combined entity;

•	the nature and amount of payments and other benefits to be received by Community Bancshares management in connection with the Merger pursuant to existing Community Bancshares plans, as well as compensation arrangements contemplated in connection with the Merger;

•	the anticipated effect of the acquisition on Community Bancshares’ employees;

•	the effect on Community Bancshares’ customers and the communities served by Community Bancshares;

•	the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the Merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that First Merchants has transition experience due to successfully completed acquisitions in the past; and

•	the opinion of STRH orally delivered to the Community Bancshares Board of Directors on July 21, 2014, and subsequently confirmed in writing, that, as of July 21, 2014, and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the Merger Consideration to be received in the Merger by the holders of Community Bancshares common stock was fair, from a financial point of view, to such holders of Community Bancshares common stock, other than any Excluded Holders.

The foregoing discussion of the information and factors considered by the Community Bancshares Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Community Bancshares Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Community Bancshares Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Community Bancshares Board of Directors considered all these factors as a whole, including discussions with, and questioning of, Community Bancshares’ management and Community Bancshares’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Community Bancshares Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Community Bancshares and its shareholders, and unanimously adopted and approved the Merger Agreement.

Opinion of SunTrust Robinson Humphrey, Inc.

On July 21, 2014, STRH delivered to the Board of Directors of Community Bancshares an oral opinion, which was confirmed by delivery of a written opinion, dated July 21, 2014, to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the Merger Consideration (as defined below) to be received in the Merger by the holders of Community Bancshares common stock was fair, from a financial point of view, to such holders of Community Bancshares common stock, other than the Excluded Holders. STRH has consented to the use of its opinion and related disclosure in this proxy statement and prospectus.

The full text of the written opinion of STRH, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of STRH, is attached as Annex C to this proxy statement and prospectus and is incorporated herein by reference. You are urged to read STRH’s written opinion carefully and in its entirety. STRH’s opinion was furnished solely for the use of the Board of Directors of Community Bancshares (solely in its capacity as such) in connection with its evaluation of the Merger. STRH’s opinion is limited solely to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger by the holders of Community Bancshares common stock (other than the Excluded Holders) and does not address Community Bancshares’ underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to Community Bancshares. The STRH opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors of Community Bancshares, Community Bancshares, any security holder of Community Bancshares or any other person or entity as to how to act or vote with respect to any matter relating to the Merger or otherwise, including whether a holder of Community Bancshares common stock should elect to receive the Cash Consideration or the Stock Consideration (each as defined below). STRH’s opinion was approved by an internal opinion committee of STRH authorized to approve opinions of this nature.

In connection with its delivery of its opinion, STRH conducted such reviews, analyses and inquiries as STRH deemed necessary and appropriate under the circumstances. Among other things, STRH reviewed the following:

•	A draft, dated July 17, 2014, of the Merger Agreement, which draft contained materially the same terms, including the same financial terms, as the definitive Merger Agreement;

•	certain business and financial information relating to Community Bancshares and First Merchants, and their respective subsidiaries;

•	certain other information relating to the historical, current and future business, financial condition, results of operations, asset quality and prospects of Community Bancshares and First Merchants made available to STRH by Community Bancshares and First Merchants, including certain financial projections prepared by management of Community Bancshares relating to Community Bancshares and certain financial projections prepared by management of First Merchants relating to First Merchants (together, the “Projections”);

•	the current and projected financial and operating performance of Community Bancshares and First Merchants as compared to that of other companies with publicly traded equity securities that STRH deemed relevant;

•	the publicly available financial terms of certain transactions that STRH deemed relevant; and

•	current and historical market conditions and certain financial, stock market and other publicly available information relating to the business of other companies and banks whose operations STRH considered relevant.

STRH also had discussions with certain members of the management of Community Bancshares and First Merchants regarding the business, financial condition, assets, results of operations, and prospects of Community Bancshares and First Merchants and the Merger and undertook such other studies, analyses and investigations as STRH deemed appropriate.

STRH relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to STRH, discussed with or reviewed by STRH, and did not assume any responsibility with respect to such data, material and other information. STRH’s role in reviewing such data, material and other information was limited solely to performing such review as STRH deemed necessary and appropriate to support its opinion. In addition, STRH assumed, at the direction of Community Bancshares and without independent verification or investigation, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available information, estimates and judgments of management of Community Bancshares and management of First Merchants as to the future financial results and condition of Community Bancshares and First Merchants. STRH expressed no opinion with respect to the Projections or the assumptions on which they were based, or any other assumptions discussed in its opinion. STRH relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Community Bancshares or First Merchants since the respective dates of their most recent financial statements and other information, financial or otherwise, provided to STRH and that there was no information, facts or circumstances that would make any of the data, material or other information discussed with or reviewed by STRH inaccurate, incomplete or misleading.

STRH also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Merger Agreement are true and correct; (b) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Merger Agreement; (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof; (d) the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (e) in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Community Bancshares, First Merchants or the expected benefits of the Merger. STRH also assumed that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, STRH assumed that the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by STRH in all respects material to STRH’s analysis and its opinion.

Furthermore, in connection with its opinion, STRH was not requested to review, and STRH did not review, individual credit files, nor was STRH requested to make, and STRH did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties, facilities or liabilities (including any fixed, contingent, derivative or off-balance-sheet assets or liabilities or any portfolio securities or any collateral securing assets or securities) of Community Bancshares, First Merchants, any of their subsidiaries, or any other person or entity, nor was STRH provided with any such appraisal or evaluation. In addition, STRH is not an expert in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios or for any other purpose and, accordingly, STRH has assumed, without independent investigation or verification, that Community Bancshares’ and First Merchants’ allowances for such losses are in the aggregate adequate to cover any losses. STRH did not undertake any independent analysis of any potential or actual litigation, regulatory action, governmental investigation, possible unasserted claims or other contingent liabilities to which Community Bancshares, First Merchants, any of their subsidiaries or any other person or entity is or may be a party or is or may be subject. STRH was not requested to, and STRH did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of Community Bancshares or any other party, or any alternatives to the Merger; (b) negotiate the terms of the Merger; or (c) advise the Board of Directors of Community Bancshares or any other party with respect to alternatives to the Merger.

The opinion of STRH was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the data, material and other information made available to STRH as of, the date of the delivery of its opinion, July 21, 2014. STRH had and has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that has become or becomes available after its delivery of its opinion.

The opinion of STRH only addresses the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger by the holders of Community Bancshares common stock (other than the Excluded Holders), and does not address any other term, aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. STRH was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Community Bancshares, its security holders or any other person or entity to proceed with or effect the Merger; (ii) the form, structure or any other portion or aspect of, the Merger; (iii) the fairness of any portion, term, aspect or implication of the Merger to the holders of debt of Community Bancshares, or any particular holder of securities, creditors or other constituencies of Community Bancshares, or to any other person or entity, except as expressly set forth in the last paragraph of the opinion; (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for Community Bancshares or any other person or entity or the effect of any other transaction in which Community Bancshares or any other person or entity might engage; (v) whether or not First Merchants, Community Bancshares, its security holders or any other person or entity is receiving or paying reasonably equivalent value in the Merger; (vi) the solvency, creditworthiness, viability, ability to pay debts when due, or fair value of Community Bancshares, First Merchants or any other participant in the Merger, or any of their respective assets, including under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or the impact of the Merger on such matters; (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger or any class of such persons; (viii) the fairness of any term or aspect of the Merger to any one class of Community Bancshares’ security holders relative to any other class of Community Bancshares’ security holders, including the allocation of any consideration among or within such classes; or (ix) the fairness of the Cash Consideration relative to the Stock Consideration and vice versa.

As specified in the engagement letter between STRH and Community Bancshares relating to the delivery of STRH’s opinion, (i) STRH was engaged by Community Bancshares and its opinion was to be delivered to the Board of Directors of Community Bancshares, (ii) nothing in the engagement letter shall be deemed to create a fiduciary or agency relationship between STRH and Community Bancshares or its shareholders, and (iii) Community Bancshares’ engagement of STRH was not intended to confer on any person or entity (other than Community Bancshares, Community Bancshares’ Board of Directors and certain indemnified parties identified in the engagement letter) any relationship, rights or remedies under or by reason of the engagement letter or as a result of the services rendered by STRH under the engagement letter. Under such circumstances, no privity is created between STRH and Community Bancshares’ shareholders regarding STRH’s delivery of its opinion to the Community Bancshares Board of Directors and, consequently, you may not rely on STRH’s opinion to support any claims against STRH arising under applicable state law. The availability of “no privity” defenses to STRH and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defense is available to STRH would have no effect on (i) the rights and responsibilities of Community Bancshares’ Board of Directors under applicable state law or (ii) the rights and responsibilities of either STRH or Community Bancshares’ Board of Directors under federal securities laws.

Furthermore, in STRH’s opinion, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. STRH assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. STRH relied, with the Community Bancshares Board of Directors’ consent, on the assessments by Community Bancshares and the Board of Directors and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to Community Bancshares, First Merchants and the Merger. STRH was not asked to, and STRH did not, offer any opinion as to any terms or conditions of the Merger Agreement or the form of the Merger, other than as expressly set forth in the last paragraph of its opinion with respect to the Merger Consideration. STRH did not express any opinion as to what the value of the First Merchants common stock actually will be when issued pursuant to the Merger Agreement or the price or range of prices at which shares of First Merchants common stock may trade at any time.

The following is a summary of the material financial analyses presented by STRH to the Board of Directors at its meeting held on July 21, 2014, in connection with STRH’s opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand STRH’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of STRH’s analyses.

Summary of Financial Terms

STRH reviewed the financial terms of the proposed Merger. Under the terms of the Merger Agreement, each Community Bancshares shareholder may elect to receive either (i) 4.0926 shares of First Merchants common stock for every one share of Community Bancshares common stock (the “Stock Consideration”) or (ii) $85.94 in cash consideration for every share of Community Bancshares common stock (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”), subject to a maximum of $15 million in aggregate Cash Consideration. STRH calculated an approximate aggregate transaction value of $47.27 million, or $85.94 per share. The aggregate transaction value will be impacted by changes in First

Merchants’ common stock price until the closing of the Merger. Based upon financial information as of or for the twelve month periods ended March 31 and June 30, 2014, STRH calculated the following transaction ratios:

	March 31,	June 30,
	2014
Transaction Value / Book Value	132.1%	125.3%
Transaction Value / Tangible Book Value	132.1%	125.3%
Transaction Value / 9.00% Tangible Common Equity(1)	149.5%	142.0%
Transaction Value / 2013 Stated Earnings(2)	28.7x	28.7x
Transaction Value / LTM Earnings(2)	26.8x	21.1x
Transaction Value / LTM Pre-Tax, Pre-Provision Earnings	16.3x	12.9x
Core Deposit Premium	5.2%	4.3%
Transaction Value / Assets	17.5%	17.7%

(1)	For purposes of this calculation, STRH calculated the amount of tangible common equity in excess of 9.00% of tangible assets. STRH then divided the transaction value (less this excess amount) by tangible common equity (less this excess amount) to produce the percentages shown above.
(2)	Pre-tax earnings adjusted for the impact of an assumed 39% marginal tax rate.

Selected Precedent Transactions Analysis

Size / Asset Quality

STRH reviewed and analyzed certain financial data related to 13 completed bank mergers and acquisitions announced between July 15, 2011 and July 15, 2014. These transactions involved target banks based in the United States with the following characteristics:

•	Total assets, for the most recent quarter reported, of between $100 million and $750 million;

•	Ratio of nonperforming assets to total assets, for the most recent quarter reported, between 4.0% and 10.0%;

•	Return on average assets for the last twelve months ended as of the most recent quarter reported, greater than 0.0%; and

•	Ratio of total equity to total assets for the most recent quarter reported, greater than 10.0%.

These transactions (listed by announcement date in order from most recent to the oldest) were as follows:

Acquiror	Target

WSFS Financial Corporation	First Wyoming Financial Corporation

Northrim BanCorp, Inc.	Alaska Pacific Bancshares, Inc.

Poage Bankshares, Inc.	Town Square Financial Corporation

Texas State Bankshares, Inc.	Border Capital Group, Inc.

1st United Bancorp, Inc.	Enterprise Bancorp, Inc.

Wintrust Financial Corporation	First Lansing Bancorp, Inc.

First Community Financial Partners, Inc.	Burr Ridge Bank and Trust

City Holding Company	Community Financial Corporation

BNC Bancorp	KeySource Financial, Inc.

SCBT Financial Corporation	Peoples Bancorporation, Inc.

First Farmers Financial Corporation	First Citizens of Paris, Inc.

Sandy Spring Bancorp, Inc.	CommerceFirst Bancorp, Inc.

Bitterroot Holding Company	Ravalli County Bankshares, Inc.

STRH calculated the transaction multiples implied by the selected transactions listed above. The results of the calculations are set forth in the table below.

	Selected Transactions
Other Analysis	25% Quartile	Median	75% Quartile
Price / LTM Earnings(1)	14.9x	21.4x	27.0x
Price / Stated TBV	70.5%	90.2%	104.5%
Core Deposit Premium	(4.1)%	(1.1)%	0.5%
Price / Total Assets	5.9%	9.2%	10.4%

(1)	Pre-tax earnings adjusted for the impact of an assumed 39% marginal tax rate.

STRH then applied each of these four multiple ranges to Community Bancshares’ financial data as of March 31, 2014 to calculate an implied per share valuation for Community Bancshares. STRH then calculated the average of the four implied per share valuations to generate a reference range for Community Bancshares of $42.78 to $68.17, as compared to the implied valuation per share in the Merger of $85.94.

Indiana

Aside from size and asset quality comparisons, STRH also reviewed precedent transactions in Indiana. STRH reviewed and analyzed certain financial data related to nine completed bank mergers and acquisitions announced between July 15, 2010 and July 15, 2014. These transactions involved target banks based in Indiana with total assets greater than $100 million. These transactions (listed by announcement date in order from most recent to the oldest) were as follows:

Acquiror	Target

Old National Bancorp	LSB Financial Corp.

MainSource Financial Group, Inc.	MBT Bancorp

Old National Bancorp	Tower Financial Corporation

German American Bancorp, Inc.	United Commerce Bancorp

First Merchants Corporation	CFS Bancorp, Inc.

Horizon Bancorp	Heartland Bancshares, Inc.

Old National Bancorp	Indiana Community Bancorp

Old National Bancorp	Monroe Bancorp

German American Bancorp, Inc.	American Community Bancorp, Inc.

STRH calculated the transaction multiples implied by the selected transactions listed above. The results of the calculations are set forth in the table below.

	Selected Transactions
Other Analysis	25% Quartile	Median	75% Quartile
Price / LTM Earnings(1)	18.2x	19.7x	24.4x
Price / Stated TBV	111.4%	142.0%	163.0%
Core Deposit Premium	1.7%	5.5%	6.2%
Price / Total Assets	9.6%	10.8%	15.1%

(1)	Pre-tax earnings adjusted for the impact of an assumed 39% marginal tax rate.

STRH then applied each of these four multiple ranges to Community Bancshares’ financial data as of March 31, 2014 to calculate an implied per share valuation for Community Bancshares. STRH then calculated the average of the four implied per share valuations to generate a reference range for Community Bancshares of $62.48 to $87.25, as compared to the implied valuation per share in the Merger of $85.94.

No companies used in the analyses described above are identical to Community Bancshares, First Merchants or the pro forma combined company. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Net Present Value Analysis

STRH performed an analysis that estimated the present value of the estimated future unlevered free cash flows projected to be generated by Community Bancshares through December 31, 2019. The analysis assumed that Community Bancshares performed in accordance with management’s financial projections for years ended December 31, 2014 through 2019. STRH assumed these projections were reasonably prepared in good faith on bases reflecting the best currently available information, estimates and judgments of management.

STRH calculated the implied Community Bancshares valuation using a range of median earnings and TBV multiples, as well as a range of discount rates with the assumptions below:

•	Assumes the base case discount rate of 14.5%, which was arrived using the Ibbotson methodology, with sensitivities from 12.5% to 16.5%.

•	2019 terminal value based on P/E multiple of 15.0x and P/TBV multiple of 1.10x. STRH also sensitized the terminal year P/E multiples from 14.0x—16.0x and the terminal year P/TBV multiple from 1.00x - 1.20x.

•	Assumes that excess TCE above 9.0% will be returned to shareholders annually.

Terminal Price / Earnings in 2019
Discount Rate	14.0x	14.5x	15.0x	15.5x	16.0x
12.5%	$62.14	$63.24	$64.34	$65.43	$66.53
13.5%	$60.38	$61.42	$62.47	$63.51	$64.56
14.5%	$58.70	$59.70	$60.69	$61.69	$62.68
15.5%	$57.11	$58.06	$59.01	$59.96	$60.91
16.5%	$55.60	$56.51	$57.41	$58.32	$59.22

This analysis indicated an implied per share reference range for Community Bancshares of $55.60 to $66.53, as compared to the implied valuation per share in the Merger of $85.94.

Terminal Price / TBV in 2019
Discount Rate	1.00x	1.05x	1.10x	1.15x	1.20x
12.5%	$57.63	$58.94	$60.25	$61.56	$62.87
13.5%	$56.08	$57.33	$58.58	$59.83	$61.07
14.5%	$54.61	$55.80	$56.99	$58.18	$59.36
15.5%	$53.21	$54.34	$55.48	$56.61	$57.74
16.5%	$51.88	$52.96	$54.04	$55.12	$56.21

This analysis indicated an implied per share reference range for Community Bancshares of $51.88 to $62.87, as compared to the implied valuation per share in the Merger of $85.94.

STRH also considered how these analyses would be affected by changes in the underlying assumptions, including variations with respect to annual net income. To illustrate this impact, STRH calculated the impact to implied valuation using an adjusted discounted cash flow case by sensitizing the annual earnings estimates by 10% above and below the base case annually. The analysis resulted in the table below for a reference range of Community Bancshares per share value, using a discount rate of 14.5%.

Terminal Price / Earnings in 2019
Budget Variance	14.0x	14.5x	15.0x	15.5x	16.0x
(10.0)%	$54.82	$55.72	$56.62	$57.51	$58.41
(5.0)%	$56.76	$57.70	$58.65	$59.59	$60.54
0.0%	$58.70	$59.70	$60.69	$61.69	$62.68
5.0%	$60.64	$61.68	$62.73	$63.77	$64.82
10.0%	$62.57	$63.66	$64.76	$65.85	$66.95

Terminal Price / TBV in 2019
Budget Variance	1.00x	1.05x	1.10x	1.15x	1.20x
(10.0)%	$53.52	$54.71	$55.89	$57.08	$58.27
(5.0)%	$54.06	$55.25	$56.44	$57.63	$58.82
0.0%	$54.61	$55.80	$56.99	$58.18	$59.36
5.0%	$55.15	$56.33	$57.52	$58.71	$59.90
10.0%	$55.69	$56.88	$58.07	$59.26	$60.45

Contribution Analysis

STRH analyzed the relative contribution of each of Community Bancshares and First Merchants to the pro forma balance sheet, income statement, credit quality and other items of the combined company following the Merger. STRH compared the relative contribution of these items with the estimated pro forma ownership percentage Community Bancshares shareholders would represent in First Merchants pro forma, assuming, alternatively (a) maximum cash elections by Community Bancshares shareholders and (b) 100% stock elections by Community Bancshares shareholders.

	Financial Contribution
	First Merchants	Community Bancshares
Balance Sheet (as of March 31, 2014):
Assets	95.3%	4.7%
Gross Loans	96.2%	3.8%
Deposits	94.8%	5.2%
Equity Capital	94.8%	5.2%
Tangible Equity Capital	92.6%	7.4%

Earnings:
2013 Net Income	96.5%	3.5%
Pre-Tax, Pre-Provision Net Income(1)	95.4%	4.6%
Pre-Tax, Pre-Provision Net Income(2)	95.6%	4.4%
Net Income(1)	96.5%	3.5%
Net Income(2)	96.3%	3.7%
2014E Net Income(3)	96.7%	3.3%
2015E Net Income(3)	97.6%	2.4%

Asset Quality (as of March 31, 2014):
Nonaccrual Assets	86.9%	13.1%
OREO	61.0%	39.0%
Restructured Loans	6.1%	93.9%
Total Nonperforming Assets	76.7%	23.3%
Loans 90+ Days Past Due	36.5%	63.5%
Loans 30-89 Days Past Due	83.2%	16.8%
Total “Troubled” Assets	76.7%	23.3%

Other (as of March 31, 2014):
Current Branches	90.1%	9.9%
Full Time Employees	95.5%	4.5%

Transaction Structure:
Common Share Ownership (Maximum Cash Elections)	95.9%	4.1%
Common Share Ownership (100% Stock Transaction)	94.1%	5.9%

(1)	For the quarter ended March 31, 2014.
(2)	For the twelve months ended March 31, 2014.
(3)	STRH assumed these projections were reasonably prepared in good faith on bases reflecting the best currently available information, estimates and judgments of management.

Selected Peer Group Analysis

Community Bancshares Peer Group Analysis

STRH reviewed and compared financial data for Community Bancshares with two peer groups of other selected publicly traded companies that STRH deemed relevant and comparable to Community Bancshares. The first peer group consisted of all banks and thrifts headquartered in Indiana with total assets as of the most recent quarter reported between $150 million and $500 million.

The second peer group consisted of all banks and thrifts headquartered in Midwestern states (Iowa, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, Ohio, South Dakota and Wisconsin) with total assets as of the most recent quarter reported between $150 million and $350 million.

For the selected publicly traded companies, STRH analyzed, among other things, financial performance, capital ratios and asset quality, for the most recent quarter reported or the twelve months ended as of the most recent quarter end. The table below sets forth the first quartile, median and fourth quartile operating metrics, capital ratios and asset quality of the selected companies.

		Community Bancshares - Indiana Peer Group			Community Bancshares - Midwestern Peer Group
Financial Performance	Community Bancshares	First Quartile	Median	Fourth Quartile	First Quartile	Median	Fourth Quartile
ROAA (LTM)	0.71%	1.10%	0.79%	0.45%	1.36%	0.86%	0.42%
ROATCE (LTM)	5.58%	11.58%	7.93%	4.14%	13.34%	8.18%	3.61%
Pre-Tax Pre-Provision ROAA (LTM)	1.08%	1.75%	1.15%	0.59%	2.01%	1.30%	0.61%
Net Interest Margin (MRQ)	3.44%	4.03%	3.57%	2.91%	4.08%	3.54%	3.04%
Noninterest Income / Average Assets (LTM)	0.76%	1.23%	0.71%	0.35%	1.22%	0.56%	0.25%
Efficiency (LTM)	67.3%	57.8%	67.5%	86.5%	47.7%	66.2%	85.7%
Loan Growth (LTM)	6.20%	12.19%	5.03%	(3.36)%	14.65%	4.75%	(4.21)%

		Community Bancshares - Indiana Peer Group			Community Bancshares - Midwestern Peer Group
Capital Ratios (MRQ)	Community Bancshares	First Quartile	Median	Fourth Quartile	First Quartile	Median	Fourth Quartile
TCE Ratio	13.12%	11.86%	9.93%	8.72%	13.29%	9.88%	8.16%
Tier 1 Leverage Ratio	13.18%	12.00%	10.19%	8.86%	13.29%	9.95%	8.49%
Total Risk Based Ratio	22.73%	22.92%	17.33%	14.40%	23.12%	15.95%	12.13%

		Community Bancshares - Indiana Peer Group			Community Bancshares - Midwestern Peer Group
Asset Quality (MRQ)	Community Bancshares	First Quartile	Median	Fourth Quartile	First Quartile	Median	Fourth Quartile
Adjusted NPA’s / Assets	8.58%	0.63%	1.83%	3.76%	0.31%	1.43%	5.19%
Texas Ratio	67.79%	6.99%	16.73%	36.61%	3.59%	13.74%	48.24%
LTM NCO’s / Average Loans	(0.51)%	(0.05)%	0.07%	0.69%	(0.06)%	0.02%	0.57%
LLR / Loans	2.15%	2.32%	1.54%	1.08%	2.59%	1.52%	1.02%
LLR / NPAs	13.35%	127.49%	50.00%	21.06%	283.79%	60.89%	25.18%

First Merchants Peer Group Analysis

STRH reviewed and compared publicly available financial data, market information and trading multiples for First Merchants with other selected publicly traded companies that STRH deemed relevant and comparable to First Merchants. The peer group consisted of all U.S. banks and thrifts traded on the New York Stock Exchange, Nasdaq and NYSE MKT with total assets as of the most recent quarter reported between $5 billion and $10 billion, excluding targets of announced mergers.

For the selected publicly traded companies, STRH analyzed, among other things, financial performance, capital ratios and asset quality, for the most recent quarter reported or the twelve months ended as of the most recent quarter end, in addition to current market pricing and price performance analysis. Projected earnings per share for the comparable companies were based on research consensus estimates. The table below sets forth the first quartile, median and fourth quartile operating metrics, capital ratios, asset quality, market pricing and returns of the selected companies.

		First Merchants - Peer Group
Financial Performance	First Merchants Corporation	First Quartile	Median	Fourth Quartile
ROAA (LTM)	0.98%	1.44%	0.99%	0.70%
ROATCE (LTM)	8.34%	13.33%	8.84%	5.90%
Pre-Tax Pre-Provision ROAA (LTM)	1.38%	2.09%	1.48%	1.03%
Net Interest Margin (MRQ)	3.72%	4.71%	3.65%	3.19%
Noninterest Income / Average Assets (LTM)	1.10%	1.81%	1.06%	0.49%
Efficiency (LTM)	65.9%	48.3%	63.5%	67.6%
Loan Growth (LTM)	24.68%	37.44%	7.08%	0.14%

		First Merchants - Peer Group
Capital Ratios (MRQ)	First Merchants Corporation	First Quartile	Median	Fourth Quartile
TCE Ratio	8.57%	11.28%	9.20%	7.22%
Tier 1 Leverage Ratio	9.65%	11.81%	9.65%	8.68%
Total Risk Based Ratio	15.04%	17.83%	14.63%	12.36%

		First Merchants - Peer Group
Asset Quality (MRQ)	First Merchants Corporation	First Quartile	Median	Fourth Quartile
Adjusted NPA’s / Assets	1.39%	0.61%	1.34%	2.18%
Texas Ratio	15.12%	8.04%	17.30%	36.12%
LTM NCO’s / Average Loans	(0.19)%	(0.05)%	0.13%	0.44%
LLR / Loans	1.92%	1.95%	1.28%	0.79%
LLR / NPAs	90.53%	111.72%	58.40%	30.86%

First Merchants - Peer Group
Current Market Pricing	First Merchants Corporation	First Quartile	Median	Fourth Quartile
Price / Book Value Per Share	116.66x	210.33x	132.58x	108.37x
Price / Tangible Book Value Per Share	169.10x	277.05x	182.48x	128.36x
Price / LTM EPS	14.98x	25.24x	17.79x	14.70x
Price / MRQ EPS (A)	13.89x	22.33x	16.61x	14.05x
Price / 2014 (e) EPS	12.72x	21.16x	15.98x	13.59x
Price / 2015 (e) EPS	12.07x	17.62x	13.65x	12.33x

		First Merchants - Peer Group
Price Performance and Return	First Merchants Corporation	First Quartile	Median	Fourth Quartile
1-Year Stock Price Change	14.50%	27.35%	9.14%	(2.91)%
1-Year Total Return	16.44%	29.95%	11.97%	0.25%
3-Year Stock Price Change	129.32%	139.13%	50.56%	4.19%
3-Year Total Return	135.58%	143.17%	62.13%	25.44%

		First Merchants - Peer Group
Other Analysis	First Merchants Corporation	First Quartile	Median	Fourth Quartile
Dividend Yield	1.52%	3.70%	2.36%	0.93%
Market Capitalization ($ in millions)	$760.83	$1,995.70	$1,165.82	$726.97
Liquidity: 3-Month Average Daily Trading Volume	$2,296,927	$7,842,215	$4,354,453	$2,197,075

No companies used in the analyses described above are identical to Community Bancshares, First Merchants or the pro forma combined company. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

First Merchants—Stock Price Performance

STRH reviewed the history of the publicly reported trading prices of First Merchants’ common stock for the one-year, three-year and five-year periods ended July 14, 2014. STRH then compared the relationship between the movements in the price of First Merchants’ common stock against the movements in the prices of the common stock of First Merchants’ peers used for the peer group analysis described in the section above entitled “Selected Peer Group Analysis—First Merchants Peer Group Analysis.”

	First Merchants Historical Stock Performance vs. Peer Group
	1 Year	3 Year	5 Year
First Merchants Corporation	14.5%	129.3%	163.7%
Peer Group	10.9%	58.6%	72.1%

Miscellaneous

This summary of the analyses is not a complete description of STRH’s opinion or the analyses underlying, and factors considered in connection with, STRH’s opinion and reviewed with the Board of Directors. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying STRH’s opinion. In arriving at its fairness opinion, STRH considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, STRH reached its fairness opinion on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is directly comparable to Community Bancshares, First Merchants or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts or projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Community Bancshares nor STRH or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arms’ length negotiations between Community Bancshares and First Merchants and was approved by Community Bancshares’ Board of Directors. STRH did not recommend any specific consideration to Community Bancshares, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger.

Information about SunTrust Robinson Humphrey, Inc.

STRH received a fee of $200,000 for rendering its opinion, which was not contingent on the consummation of the Merger. In addition, Community Bancshares agreed to reimburse certain of STRH’s expenses and to indemnify STRH and certain related parties for certain liabilities arising out of STRH’s engagement.

STRH and its affiliates (including SunTrust Bank) may have in the past provided, are currently providing, and may in the future provide, investment banking, investment management, treasury management, wealth management, securities sales and trading and other financial services to Community Bancshares and its affiliates and associates (and First Merchants and its affiliates and associates) for which STRH and its affiliates have received and would expect to receive compensation. SunTrust Bank is a periodic, overnight lender to First

Merchants Bank, a wholly-owned subsidiary of First Merchants, under a $20.0 million uncommitted Federal Funds line of credit. SunTrust Bank is a counterparty under (i) First Merchants’ uncommitted derivative guidance line (with a swap with a notional amount of $13.0 million currently outstanding), and (ii) First Merchants Bank’s uncommitted derivative guidance line (with nine swaps with an aggregate notional amount of $23.8 million currently outstanding). During the two year period preceding the date of its opinion, STRH and its affiliates received $13,000 in fees from First Merchants and its affiliates.

STRH is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, STRH and its affiliates (including SunTrust Bank) may acquire, hold or sell, for its and its affiliates’ accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Community Bancshares, First Merchants, their respective affiliates and any other party that may be involved in the Merger, as well as provide investment banking and other financial services to such persons or entities, including for which STRH and its affiliates would expect to receive compensation. In addition, STRH and its affiliates (including SunTrust Bank) may have other financing and business relationships with Community Bancshares, First Merchants, their respective affiliates and associates and any other person or entity that may be involved with the Merger.

STRH’s affiliates, employees, officers and partners may at any time own securities of Community Bancshares. In the future, STRH may provide investment banking and other services to First Merchants and its affiliates and may receive compensation for such services.

Recommendation of the Community Bancshares Board of Directors

The Board of Directors of Community Bancshares has carefully considered, unanimously approved and adopted the Merger Agreement, and unanimously recommends to the Community Bancshares shareholders that they approve the Merger Agreement.

Rights of Dissenting Shareholders

Under Indiana law, Community Bancshares shareholders have dissenters’ rights with respect to the Merger. The dissenters’ rights of Community Bancshares shareholders are set forth in Chapter 44 of the Indiana Business Corporation Law, a copy of which is attached to this document as Annex B. Community Bancshares shareholders must strictly comply with the procedures set forth in Chapter 44 of the Indiana Business Corporation Law to be entitled to receive a fair value cash payment for their shares of Community Bancshares common stock rather than having such shares converted into the right to receive the consideration in the Merger as described above.

As a Community Bancshares shareholder, Chapter 44 of the Indiana Business Corporation Law provides that you have the right to demand payment in cash for the fair value of the shares of Community Bancshares common stock you own immediately before the Merger is completed. Such fair market value excludes any appreciation or depreciation on the value of your shares in anticipation of the Merger, unless a court determines that such exclusion would be inequitable. To assert your dissenters’ rights, you must first:

1.	deliver to Community Bancshares before the vote is taken on the Merger Proposal at the special meeting on November 3, 2014, written notice of your intent to demand payment in cash for your shares if the Merger is completed; and

2.	you must not vote in favor of the Merger. To not vote in favor of the Merger, you must either vote against the Merger Proposal or abstain from voting on the Merger Proposal in person or by proxy or simply take no action at all with respect to voting your shares.

Dissenting shareholders may not dissent as to only some but not all of the Community Bancshares common stock registered in their names, except in limited circumstances. Dissenting shareholders may send their written notice to:

Community Bancshares, Inc.

830 Logan Street

Noblesville, Indiana 46060

Attention: William C. Delullo, Corporate Secretary

If the Merger Proposal is approved by the Community Bancshares shareholders, Community Bancshares must deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten (10) days after shareholder approval has occurred. The notice to dissenting shareholders must:

1.	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

2.	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3.	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed Merger, which was July 22, 2014, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

4.	set a date by which Community Bancshares must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and

5.	be accompanied by a copy of Chapter 44 of the Indiana Business Corporation Law.

If you receive such a notice, to exercise your dissenters’ rights, you must then:

1.	demand payment for the shares of Community Bancshares common stock you own;

2.	certify that you owned the Community Bancshares shares before July 22, 2014; and

3.	deposit your Community Bancshares stock certificates in accordance with the instructions in such notice.

If a Community Bancshares shareholder does not strictly comply with each of the conditions described above, the shareholder will not be entitled to dissenters’ rights under Chapter 44 of the Indiana Business Corporation Law. If you execute and return the enclosed proxy but do not specify a choice on the Merger Proposal, you will be deemed to have voted in favor of the Merger and, accordingly, to have waived your dissenters’ rights, unless you revoke the proxy prior to its being voted. Accordingly, if you return the enclosed proxy and wish to dissent from the Merger, you must vote your Community Bancshares shares against the Merger Proposal or abstain from voting.

Upon completion of the Merger, First Merchants will pay each dissenting Community Bancshares shareholder who has complied with all of the requirements of Chapter 44 of the Indiana Business Corporation Law and of the notice, First Merchants’ estimate of the fair value of their shares immediately prior to the consummation of the Merger, excluding any appreciation in value in anticipation of the Merger.

Dissenting shareholders can object to the fair value established by First Merchants by stating their estimate of the fair value and demanding payment of the additional amount within 30 days after First Merchants makes or offers payment to the dissenting shareholder. First Merchants can elect to agree to the dissenting shareholder’s fair value demand or commence an action within 60 days of receipt of the dissenting shareholder’s demand in the Circuit or Superior Court of Hamilton County for a judicial determination of the fair value. The court may appoint one or more appraisers to determine the fair value. The court will assess the costs of the proceeding, including compensation and expenses of the appraisers, counsel for the parties and experts, against all parties to the action in such amounts as the court finds equitable. Each dissenting shareholder made a party to the action will be entitled to receive the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by First Merchants.

This summary of the rights of dissenting shareholders addresses all material features of the applicable Indiana dissenters’ rights statute, but does not contain a description of all requirements of the dissenters’ rights statute and is qualified in its entirety by reference to the full text of the statutory provisions attached to this document as Annex B.

If you wish to exercise dissenters’ rights with respect to the Merger and you fail to comply with the statutory requirements for exercising dissenters’ rights, you will lose such rights. Accordingly, Community Bancshares shareholders who may wish to exercise dissenters’ rights should consider seeking legal counsel.

Registration of First Merchants Common Stock

Shares of First Merchants common stock to be issued to Community Bancshares shareholders in the Merger will be registered under the Securities Act. These shares may be traded freely without restriction by those Community Bancshares shareholders not considered to be “affiliates” of First Merchants under the Securities Act after the Merger is complete. At the present time, there are no persons involved in the management of Community Bancshares who are anticipated to be an “affiliate” of First Merchants after the Merger.

Regulatory Approvals

The Merger cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Federal Reserve Board as to the Merger and the OCC as to the Bank Merger. First Merchants has filed an application with the OCC for approval of the Bank Merger and intends to request a waiver from filing an application with the Federal Reserve Board concerning the Merger in accordance with applicable Federal Reserve Board regulations. First Merchants cannot be certain when such approval or waiver will be obtained or if they will be obtained.

In reviewing the OCC application, the OCC considers various factors including:

1.	the financial and managerial resources and future prospects of First Merchants and its subsidiaries;

2.	the competitive effects of the Bank Merger; and

3.	the convenience and needs of the community served by Community Bank.

The OCC may not approve the Bank Merger if it finds that the effect of the Bank Merger substantially lessens competition, tends to create a monopoly or results in a restraint of trade, unless the OCC finds that the anti-competitive effects of the proposed Bank Merger are outweighed by the public interest and the probable effect of the Bank Merger in meeting the convenience and needs of the communities to be served.

After the OCC’s approval is received, the Bank Merger cannot be completed for 30 days. During this 30-day waiting period, the United States Department of Justice has the authority to challenge the Bank Merger on antitrust grounds. With the approval of the OCC and the Department of Justice, the waiting period can be reduced to 15 days.

The approval of the OCC is not the opinion of the regulatory authority that the Merger or the Bank Merger is favorable to the Community Bancshares and First Merchants shareholders from a financial point of view or that the OCC has considered the adequacy of the terms of the Merger or the Bank Merger. The approvals in no way constitute an endorsement or a recommendation of the Merger or the Bank Merger by the OCC.

Effective Date of the Merger

The Merger will be consummated if the Merger Proposal is approved by the Community Bancshares shareholders, all required consents and approvals are obtained and all other conditions to the Merger are either satisfied or waived. The Merger will become effective when Articles of Merger are filed with the Secretary of State of Indiana or at such later date and time as may be specified in the Articles of Merger. The closing of the Merger will likely occur in the month in which any applicable waiting period following the last approval of the Merger expires or on such other date as agreed to by the parties. We currently anticipate that the Merger will be completed during the fourth quarter of 2014. However, completion of the Merger could be delayed if there is a delay in obtaining the required shareholder or regulatory approvals or in satisfying the other conditions to completion of the Merger. Community Bancshares and First Merchants have the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not completed by December 31, 2014 (or March 31, 2015 if the sole impediment to closing is the lack of a necessary regulatory approval).

The NASDAQ Global Select Market Listing

First Merchants will file a notification with The NASDAQ Global Select Market regarding the issuance of First Merchants common stock in the Merger. Following the Merger, the First Merchants shares issued to Community Bancshares shareholders will be listed on The NASDAQ Global Select Market.

Accounting Treatment

The Merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. As a result, Community Bancshares’ assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair values and added to those of First Merchants. Any excess payment by First Merchants over the fair value of the net assets and identifiable intangibles of Community Bancshares will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be allocated as a reduction of all assets.

Registration Statement

First Merchants has filed a Registration Statement on Form S-4 with the SEC in order to register the shares of First Merchants common stock to be issued pursuant to the Merger under the Securities Act. Because First Merchants common stock is listed on The NASDAQ Global Select Market, it is exempt from the statutory registration requirements of each state in the United States. Therefore, First Merchants has not taken any steps to register its stock under state laws.

Interests of Certain Persons in the Merger

When considering the recommendation of the Community Bancshares Board of Directors, you should be aware that certain of the directors and officers of Community Bancshares have interests in the Merger other than their interests as Community Bancshares shareholders, pursuant to certain agreements and understandings that are set forth in the Merger Agreement. These interests are different from, or in conflict with, your interests as Community Bancshares shareholders. The members of the Community Bancshares Board of Directors and the First Merchants Board of Directors were aware of these additional interests, and considered them, when they approved the Merger Agreement. Except as described below, to the knowledge of Community Bancshares, the officers and directors of Community Bancshares do not have any material interest in the Merger apart from their interests as shareholders.

•

The closing of the Merger is conditioned upon First Merchants Bank entering into employment agreements with three current officers of Community Bancshares and/or Community Bank (Messrs. Crow, Riggs and Freed), which agreements will become effective upon the effective time of the

Merger. Under these employment agreements, Mr. Crow will be paid an annual salary of $144,000, Mr. Riggs will be paid an annual salary of $156,000 and Mr. Freed will be paid an annual salary of $110,500. Twelve (12) months following the effective time of the Merger, Mr. Crow will also receive $144,000, Mr. Riggs will receive $78,000, and Mr. Freed will receive $55,250 in retention payments. The term of the employment agreement for Mr. Crow is twelve (12) months. The terms of the employment agreements for Messrs. Riggs and Freed are twenty-four (24) months.

•	Mr. Crow’s current employment agreement with Community Bancshares provides that he is entitled to receive, following a change in control, one times (1x) his annual base compensation prior to the change in control, subject to certain limitations. Mr. Crow has agreed to enter into his employment agreement with First Merchants Bank in exchange for termination of his employment agreement with Community Bancshares.

•	First Merchants has agreed that for a period of six (6) years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force for the directors and officers of Community Bancshares and Community Bank and indemnify those persons, subject to certain conditions in the Merger Agreement.

THE MERGER AGREEMENT

The following summary highlights certain material provisions of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. You should read carefully the entire Merger Agreement, which is attached to this document as Annex A and is incorporated herein by reference.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement unanimously approved by each of the Community Bancshares and First Merchants Boards of Directors, Community Bancshares will merge with and into First Merchants and the separate corporate existence of Community Bancshares will cease. Immediately following the Merger, Community Bank will merge with and into First Merchants Bank and Community Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the Merger, will be the Articles of Incorporation and Bylaws of First Merchants after the Merger.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by Community Bancshares and First Merchants, including representations and warranties relating to:

•	due organization and existence;

•	corporate power and authorization to enter into the transactions contemplated by the Merger Agreement;

•	capitalization;

•	governmental filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	third-party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities;

•	absence of default under material contracts and agreements;

•	loans and investments;

•	employee benefits plans and plan compliance;

•	taxes, returns and reports;

•	subsidiaries;

•	title to assets;

•	certain obligations to employees;

•	properties owned and leased;

•	shareholder rights plans;

•	indemnification agreements;

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	environmental matters;

•	compliance with the securities laws and filings with the Securities and Exchange Commission; and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the Merger or the termination of the Merger Agreement. After the effective date of the Merger or termination of the Merger Agreement, neither Community Bancshares and the officers and directors of Community Bancshares and its subsidiaries nor First Merchants and its officers and directors will have any liability for any of their representations and warranties made in the Merger Agreement unless the Merger Agreement is terminated as a result of a willful breach, in which case the non-breaching party may recover appropriate damages from the breaching party.

Conditions to Completion of the Merger

First Merchants’ and Community Bancshares’ obligations to complete the Merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective time of the Merger:

1.	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of Community Bancshares common stock;

2.	the receipt of all regulatory approvals required for the Merger and the Bank Merger and the expiration of any regulatory waiting periods prior to consummation of the Merger;

3.

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date. For the purpose of the Merger Agreement, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of Community Bancshares and Community Bank taken as a whole, or First Merchants and First Merchants Bank taken as a whole, as applicable or (ii) would materially impair the ability of Community Bancshares or First Merchants, as applicable, to perform its obligations under the Merger Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Community Bancshares and Community Bank, or First Merchants and First Merchants Bank, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by the Merger Agreement and disclosed to First Merchants, (g) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of Community Bancshares and Community

Bank, or First Merchants and First Merchants Bank, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants common stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect);

4.	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

5.	Community Bancshares must have received an opinion of Krieg DeVault LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized in the Merger by a U.S. Holder to the extent the U.S. Holder receives shares of First Merchants common stock in exchange for the U.S. Holder’s shares of Community Bancshares common stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares of First Merchants common stock;

6.	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

7.	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

8.	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

9.	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger;

10.	First Merchants must have entered into employment agreements with each of Larry W. Riggs, Russell W. Freed and Charles L. Crow in substantially the forms attached to the Merger Agreement; and

11.	receipt by each party of an officer’s certificate, certain legal opinions and various closing documents.

The conditions to completion of the Merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. If these and other conditions are not satisfied or waived, First Merchants and/or Community Bancshares may terminate the Merger Agreement. See “THE MERGER AGREEMENT—Termination; Waiver; Amendment,” “THE MERGER—Regulatory Approvals,” “THE MERGER—Interests of Certain Persons in the Merger,” “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and Annex A.

Termination; Waiver; Amendment

First Merchants and Community Bancshares may terminate the Merger Agreement at any time before the Merger is completed, including after the Community Bancshares shareholders have approved the Merger, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1.	by mutual consent of First Merchants and Community Bancshares in writing;

2.	by either First Merchants or Community Bancshares if there has been a material breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within 30 days following written notice given by the non-breaching party to the party committing the breach;

3.	by either First Merchants or Community Bancshares if any event, fact or circumstance has occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

4.	by either First Merchants or Community Bancshares if the Merger has not been completed by December 31, 2014, provided the terminating party is not then in material breach of any representation warranty or covenant and, provided, further, that if the sole impediment to closing is the lack of any necessary regulatory approval, then such termination date shall be extended to March 31, 2015;

5.	by Community Bancshares if its Board of Directors determines in the exercise of its fiduciary duties that it must terminate the Merger Agreement after receipt of an unsolicited superior acquisition proposal from a third party;

6.	by First Merchants if Community Bancshares’ Board of Directors withdraws or modifies its recommendation to Community Bancshares shareholders to vote for the Merger following receipt of a proposal of an acquisition from a third party;

7.	by First Merchants if Community Bancshares fails to give First Merchants timely notice of any inquiry by a third party with respect to an acquisition of Community Bancshares or Community Bank; or

8.	by First Merchants if Community Bancshares gives First Merchants notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Community Bancshares or Community Bank and those negotiations are not terminated within forty-five (45) days.

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either First Merchants or Community Bancshares willfully breaches any of the representations and warranties or agreements set forth in the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if First Merchants terminates the Merger Agreement under items 6, 7 or 8 above or if Community Bancshares terminates the Merger Agreement in accordance with item 5 above, Community Bancshares must pay First Merchants $1,500,000 as a termination fee to reimburse First Merchants for the considerable time and expense invested by First Merchants in furtherance of the Merger.

First Merchants and Community Bancshares can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, First Merchants and Community Bancshares cannot amend the Merger Agreement after the Community Bancshares shareholders approve the Merger without their further approval if the amendment would decrease the Merger consideration or materially adversely affect the rights of Community Bancshares shareholders or the tax consequences of the Merger to the shareholders of Community Bancshares.

Restrictions Affecting the Parties Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of First Merchants, Community Bancshares and Community Bank until the Merger is completed. Among other items and subject to certain limited exceptions, Community Bancshares and Community Bank may not take any of the following actions, without the prior written consent of First Merchants:

•	make any change to their capital structure, including redemption of shares of common stock;

•

declare, distribute or pay any dividends, authorize a stock split or make any other distribution to their shareholders, except for (i) the payment by Community Bank to Community Bancshares of dividends to pay the dividends described in clause (ii) below and Community Bancshares’ expenses of operation and its business and payment of fees and expenses incurred in connection with the Merger, and (ii) payment by Community Bancshares of one or more dividends to its shareholders prior to closing in an amount sufficient to pay federal, state and local income taxes on the income that passes through to the Community Bancshares shareholders by virtue of it being a Subchapter S corporation under the Internal Revenue Code and regulations. After closing, there may be a final installment of dividends paid that were declared prior to closing to cover any income allocated based on the final tax return of Community Bancshares (for a more detailed description of the dividends that Community Bancshares may declare and pay to its shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 70);

•	except for the fiduciary obligations of Community Bancshares to entertain a superior third-party acquisition proposal, merge, combine, consolidate or sell their assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business;

•	incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract or agreement, or acquire or dispose of any property or asset having a fair market value in excess of $50,000 except for payments and disbursements in the ordinary course of business consistent with past practice, property acquired or disposed of in connection with foreclosures of mortgages or enforcement of security interests and loans in the ordinary course of business;

•	subject any of their assets or properties to any mortgage, lien, or encumbrance, except in the ordinary course of business consistent with past practice;

•	promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of Community Bancshares or Community Bank, except for promotions and non-material increases in the ordinary course of business and in accordance with their past practices;

•	subject to certain exceptions, execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of Community Bancshares or Community Bank, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement;

•	amend their Articles of Incorporation or Bylaws from those in effect on July 21, 2014;

•	subject to certain exceptions, modify, amend or institute new employment practices or enter into, renew or extend any employment or severance agreement with any present or former directors, officers or employees of Community Bancshares or Community Bank;

•	give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any common stock of Community Bank;

•	fail to maintain Community Bank’s reserve for loan losses or any other reserve account in the ordinary course of business and in accordance with sound banking practices; or

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or entity.

In addition, until the Merger is consummated or the Merger Agreement is terminated, First Merchants and Community Bancshares shall carry on their business diligently and in the ordinary course of business and use their best efforts to preserve their business organizations and existing business relationships intact.

This discussion of the restrictions imposed by the Merger Agreement is not intended to be exhaustive, but includes material restrictions imposed on the parties. Please refer to the Merger Agreement, attached as Annex A, for a complete listing of the restrictions.

Fees and Expenses

First Merchants and Community Bancshares will pay their own fees, costs, and expenses incurred in connection with the Merger, including the fees of any investment bankers engaged by such party.

Management After the Merger

First Merchants will be the surviving corporation in the Merger and Community Bancshares’ separate corporate existence will cease. Accordingly, the directors and officers of Community Bancshares will no longer serve in such capacities after the completion of the Merger. Similarly, First Merchants Bank will be the surviving national banking association in the Merger with Community Bank and Community Bank’s separate corporate existence will cease.

The directors of First Merchants and First Merchants Bank immediately prior to the Mergers will continue to be the directors of First Merchants and First Merchants Bank following the Merger until they resign or until their respective successors are duly elected and qualified.

The officers of First Merchants and First Merchants Bank immediately prior to the Merger will continue to be the officers of First Merchants and First Merchants Bank following the Mergers until they resign or until their successors are duly elected and qualified. However, First Merchants will appoint Charles L. Crow, currently Chairman and President of Community Bancshares and Chairman and Chief Executive Officer of Community Bank, as its Noblesville Market Executive and as a member of its Central Region Board of Directors, Larry W. Riggs, currently President of Community Bank, as its Noblesville Market President, and Russell W. Freed, currently Executive Vice President of Community Bank, as its Noblesville Market Finance and Operations Executive.

Indemnification and Insurance of Community Bancshares Directors and Officers

First Merchants has agreed to indemnify and hold harmless each director and officer of Community Bancshares and Community Bank for six (6) years after the effective time of the Merger in connection with any losses arising out of the fact that any such person is or was a director or officer of Community Bancshares or Community Bank at or prior to the effective time of the Merger to the same extent as would have been available under the articles of incorporation, bylaws or other indemnification agreement of Community Bancshares and Community Bank.

In addition, First Merchants has agreed to use its reasonable best efforts to include Community Bancshares’ and Community Bank’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for Community Bancshares’ and Community Bank’s present and former directors and executive officers, for a period of 6 years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by Community Bancshares to such directors and officers for claims based on activity prior to the effective time of the Merger. However, First Merchants has no obligation during the 6-year period to pay an aggregate amount in premiums which is more than 2 times the current annual amount spent by Community Bancshares to maintain its current directors’ and officers’ insurance coverage. If First Merchants is unable to obtain the coverage described above, First Merchants has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the Merger, Community Bancshares’ and Community Bank’s officers and employees who become officers, directors or employees of First Merchants or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

Employee Benefit Plans

The Merger Agreement provides that the current employees of Community Bancshares and Community Bank who continue as employees of First Merchants or its subsidiaries following the Merger will be entitled to participate in the employee benefit plans of First Merchants. In addition, the Merger Agreement requires First Merchants, to the extent necessary, to amend each of its employee benefit plans in which former Community Bancshares and Community Bank employees are to participate so that service of such employees with Community Bancshares or Community Bank will be treated as service with First Merchants for eligibility, vesting, vacation and severance entitlement purposes under such plans, but not for benefit accrual except with respect to severance benefits.

Voting Agreement

Each member of the Board of Directors and certain other significant shareholders of Community Bancshares have entered into a voting agreement with First Merchants as of the date of the Merger Agreement whereby the parties have agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their shares of Community Bancshares common stock and shares owned by certain affiliates over which they have voting control in favor of the Merger Proposal. The number of shares of common stock subject to this agreement is 273,996 shares of Community Bancshares common stock outstanding, representing 49.82% of the outstanding shares on that date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material federal income tax consequences of the Merger to U.S. Holders (as hereinafter defined) of Community Bancshares common stock that exchange their shares of Community Bancshares common stock for shares of First Merchants common stock. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service (the “IRS”) and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. This discussion is limited to U.S. Holders, who hold their shares of Community Bancshares common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment).

This discussion does not address the federal income tax consequences of shareholders who are not U.S. Holders, nor does it address all of the tax consequences relevant to certain U.S. Holders including, but not limited to, S corporations, partnerships or other pass-through entities (including investors in pass-through entities), financial institutions, insurance companies, tax-exempt organizations, trusts described in Sections 1361(c)(2)(A) and 1361(d)) of the Internal Revenue Code, dealers in securities or currencies, traders in securities that use a mark to market method of accounting, persons who hold Community Bancshares common stock as part of a straddle, hedge, constructive sale conversion or other integrated transaction, persons who acquired their shares of Community Bancshares common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified plan, regulated investment companies, real estate investment trusts and foreign persons or persons whose “functional currency” is not the U.S. dollar. This discussion also does not address the tax consequences of persons who are subject to alternative minimum tax, nor does it address the tax consequences of the Merger under state, local or foreign tax laws.

All U.S. Holders including, but not limited to, the U.S. Holders referenced immediately above, should consult their own tax advisors about the tax consequences of the Merger to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Community Bancshares common stock that for U.S. federal income tax purposes is an individual who is a citizen or resident of the U.S., a corporation or entity taxed as a corporation that was organized under the laws of the U.S. or any state or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust that (i) is subject to the supervision of a court within the U.S. and the control of one or more U.S. Persons (as hereinafter defined) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person. For purposes of this discussion, “U.S. Person” shall have the meaning ascribed to it by Section 7701(a)(30) of the Internal Revenue Code.

Tax Consequences of the Merger Generally

The parties intend for the Merger to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. It is a condition to the obligation of First Merchants to complete the Merger that First Merchants obtain an opinion from the law firm of Bingham Greenebaum Doll LLP that the Merger to be effected pursuant to the Merger Agreement constitutes a reorganization under Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Community Bancshares to complete the Merger that Community Bancshares receive an opinion from the law firm of Krieg DeVault LLP that the Merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized in the Merger by a U.S. Holder to the extent the U.S. Holder receives shares of First Merchants common stock as the sole consideration for the U.S. Holder’s shares of Community Bancshares common stock, except that (i) gain or loss will be recognized with respect to any cash received in lieu of fractional shares of First Merchants common stock, (ii) gain or loss will be recognized with respect to cash received for all of a U.S. Holder’s shares of Community Bancshares common stock if such U.S. Holder does not receive any shares of First Merchants common stock; and (iii) only gain (but not loss) with respect to a combination of stock and cash consideration received by a U.S. Holder that is generally equal to the lessor of (a) the amount of cash received in the Merger or (b) the excess, if any, of the amount of cash and the fair market value of First Merchants common stock received over the U.S. Holder’s adjusted tax basis in its shares of Community Bancshares common stock.

The obligation of each of Bingham Greenebaum Doll LLP and Krieg DeVault LLP to deliver such opinions is conditioned on the Merger satisfying the statutory and regulatory requirements of a “reorganization.” The determination by tax counsel as to whether the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code is based on the facts and law existing as of the effective date of the Merger.

These opinions will be subject to customary qualifications and assumptions, including that the Merger will be completed according to the terms of the Merger Agreement. In rendering the tax opinions, each counsel may require and rely on factual representations of First Merchants and Community Bancshares. If any of such assumptions or representations is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither of these opinions will be binding on the IRS. First Merchants and Community Bancshares do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

Tax Consequences to First Merchants, First Merchants Shareholders and Community Bancshares

No gain or loss will be recognized by First Merchants, First Merchants shareholders or Community Bancshares with respect to the Merger.

Tax Consequences of the Merger to U.S. Holders of Community Bancshares Common Stock

The U.S. federal income tax consequences of the Merger to a U.S. Holder will depend upon whether the U.S. Holder receives cash or common stock or a combination of common stock and cash (other than cash received in lieu of fractional share interests). At the time a U.S. Holder knows the amount of cash and shares of First Merchants common stock the U.S. Holder will receive, the tax consequences can be determined, subject to the qualifications discussed above.

To the extent a U.S. Holder recognizes capital gain or loss as a result of the exchange of common stock in the Merger, the capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the shares of Community Bancshares common stock for more than one year as of the effective date of the Merger. Long-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 20%. Short-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 39.6%. The deductibility of capital losses is subject to limitations. In addition, the holding period of the First Merchants common stock received generally will include the holding period of Community Bancshares common stock surrendered in the exchange.

If a U.S. Holder acquired different blocks of Community Bancshares common stock at different times or different prices, such U.S. Holder should consult its tax advisor regarding the manner in which gain or loss should be determined. A U.S. Holder may also be subject to the Net Investment Income Tax (3.8%).

•	Exchange of Community Bancshares Common Stock for First Merchants Common Stock

In general, a U.S. Holder who receives First Merchants common stock in exchange for Community Bancshares common stock will not recognize any gain or loss on the exchange for federal income tax purposes. However, gain or loss for federal income tax purposes will be recognized with respect to cash payments received by a U.S. Holder in lieu of fractional share interests resulting from the conversion ratio.

See “Cash in Lieu of Fractional Shares of First Merchants Common Stock” below for a more detailed discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of First Merchants common stock.

The basis of First Merchants common stock received by U.S. Holders in exchange for their Community Bancshares common stock will generally be equal to the U.S. Holder’s tax basis in the Community Bancshares common stock exchanged.

•	Exchange of Community Bancshares Common Stock for Cash

A U.S. Holder receiving all cash generally will recognize capital gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the Community Bancshares common shares exchanged.

•	Combination of Common Stock and Cash

A U.S. Holder receiving First Merchants common stock for a portion of its Community Bancshares common stock and cash for the remaining portion of its Community Bancshares common stock in the Merger will generally recognize gain (but not loss) equal to the lesser of (i) the amount of cash received in the Merger or (ii) the excess, if any, of the amount of cash and the fair market value of First Merchants common stock received over the U.S. Holder’s adjusted tax basis in its Community Bancshares common stock. Such gain will generally be capital gain, but in certain circumstances, such gain may be treated as having the effect of a distribution under Section 302 of the Internal Revenue Code or Section 356(a)(2) of the Internal Revenue Code in which case the gain will be treated as dividend. A U.S. Holder should generally consult its tax advisor regarding the manner in which gain or loss should be determined, including, but not limited to, the specific manner in which recognized gain should be determined if such U.S. Holder can designate specific consideration to particular shares of its Community Bancshares common stock exchanged under the terms of the Merger that are determined to be economically reasonable.

The basis of a share of First Merchants common stock received in the Merger will generally be equal to the basis of the Community Bancshares common stock exchanged in the Merger, decreased by cash received in the Merger and increased by the amount of gain recognized. A U.S. Holder should generally consult its tax advisor regarding the manner in which the basis of First Merchants common stock received in the Merger is determined, including, but not limited to, the following circumstances: (i) the U.S. Holder acquired different blocks of Community Bancshares common stock at different times or different prices, (ii) the U.S. Holder can designate specific consideration to particular shares of its Community Bancshares common stock exchanged under the terms of the Merger that are determined to be economically reasonable or (iii) the U.S. Holder desires to make potentially permissible designations of specific basis to specific shares of the First Merchants common stock received (on or before the date on which the basis of a share of First Merchants common stock received becomes relevant).

•	Cash in Lieu of Fractional Shares of First Merchants Common Stock

A U.S. Holder who receives cash in lieu of fractional shares of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the Merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. Any resultant gain or loss will be capital in nature, and will be long-term or short-term, depending on the period of time the exchanged shares of Community Bancshares common stock were held. The deductibility of capital losses is subject to limitations.

•	Net Investment Income Tax

In addition to the above-referenced tax consequences, a U.S. Holder who receives all cash, a combination of common stock and cash or cash in lieu of fractional shares may also be subject to the Net Investment Income Tax as provided for in Section 1411 of the Internal Revenue Code. The Net Investment Income Tax applies a 3.8% tax to individuals, estates or trusts (with a modified gross income for the taxable year over certain thresholds) on the lesser of: (i) the individual, estate or trust’s “net investment income” for the relevant taxable year; or (ii) the excess of the individual, estate or trust’s modified gross income for the taxable year over the applicable certain threshold. Net investment income generally would include any capital gain incurred in connection with the Merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received.

•	Tax Dividends and Shareholders’ Tax Representative

Prior to the effective date of the Merger, Community Bancshares shall, subject to applicable laws and regulatory requirements, limitations and approvals, declare and pay the Final Tax Dividend, a cash dividend to its shareholders in connection with the filing of the Final Tax Return of Community Bancshares. The Final Tax Dividend will be in an amount sufficient to pay federal, state and local income taxes on the income that passes through to the shareholders of Community Bancshares in connection with the Final Tax Return, reduced by any tax benefits produced by losses, deductions and credits that pass through to such shareholders.

If the effective date of the Merger occurs later than December 31, 2014, Community Bancshares shall, subject to applicable laws and regulatory requirements, limitations and approvals, also declare and pay the 2014 Tax Dividend, a cash dividend to its shareholders in connection with the 2014 Tax Return of Community Bancshares. The 2014 Tax Dividend will be in an amount sufficient to pay federal, state and local income taxes on the income that passes through to the shareholders of Community Bancshares in connection with the 2014 Tax Return, reduced by any tax benefits produced by losses, deductions and credits that pass through to such shareholders.

The Final Tax Dividend and 2014 Tax Dividend shall be computed by Community Bancshares’ customary certified public accountants and shall be based on good faith estimates of the Community Bancshares’ projected net income and losses of the current year with each shareholder of Community Bancshares being assumed to be taxable in the applicable tax year at the highest marginal federal, state and local income tax rates applicable to married individuals filing a joint tax return and fully utilizing any losses, deductions and credits passed through for residents of the State of Indiana residing in Hamilton County, plus assuming each such shareholder is subject to the 3.8% Net Investment Income Tax as provided for in Section 1411 of the Internal Revenue Code.

The shareholders of Community Bancshares should consult with their own tax advisors about the tax consequences of the 2014 Tax Dividend or, the Final Tax Dividend as the case may be, as related to them.

A person will be designated from time to time by a majority of the former directors of Community Bancshares (hereafter the “Shareholders’ Tax Representative”) to represent the ongoing interests of the shareholders of Community Bancshares with regard to (i) the filing of all federal, state and local tax returns of Community Bancshares (or Community Bank, if applicable) for all periods ending on or prior to the effective date of the Merger that are filed after the effective date of the Merger; (ii) the filing of amended federal, state and local tax returns of Community Bancshares (or Community Bank, if applicable); (iii) and the audit of any federal, state and local tax returns of Community Bancshares or Community Bank. It is possible that additional tax liability could be allocated to the shareholders of Community Bancshares related to any such filing, audit, litigation or other proceeding involving the federal, state and local tax returns of Community Bancshares (or Community Bank, if applicable) for periods ending on or prior to the effective date of the Merger.

•	Tax Consequences of C Corporation Status

Community Bancshares is taxed as an S corporation. First Merchants is taxed as a C corporation. Certain tax consequences will change for U.S. Holders as a result of holding stock in a C corporation as compared to holding stock in an S corporation, including, but not limited to, the following:

-	The income of an S corporation is deemed to accrue ratably to its shareholders on a daily basis for federal income tax purposes. As a result, holders of Community Bancshares common stock have been required to include their pro rata portion of Community Bancshares’ income on their tax returns and have been directly liable for the federal income taxes imposed on their portion of Community Bancshares’ income. Community Bancshares, except in limited situations, did not incur any separate federal income tax liability.

-	As a C corporation, the liability for taxes on income of First Merchants does not accrue to holders of its common stock, but instead this liability is imposed on, and payable by, First Merchants at the entity level for federal income tax purposes. Accordingly, holders of First Merchants common stock will not recognize taxable income when First Merchants recognizes taxable income, but instead will recognize income when they receive a taxable distribution from First Merchants, which will be treated as dividend or capital gain income. Distributions form First Merchants to holders of its common stock will be treated as a dividend to the extent of First Merchants’ current or accumulated undistributed earnings and profits. Distributions in excess of First Merchants’ current or accumulated earnings and profits will be treated first as a return of a holder’s tax basis in their First Merchants common stock to the extent of the holder’s basis in the common stock and then as capital gain.

-	As an S corporation, if Community Bancshares incurred losses during any taxable year, a pro rata share of such losses were available (subject to certain limitations) to holders of its common stock to offset such holder’s taxable income during such year. Losses of First Merchants will remain with First Merchants and holders of First Merchants common stock will not have the ability to offset taxable income with pass-through losses.

-	A holder’s federal income tax basis in S corporation stock generally will be increased by the holder’s pro rata share of the S corporation’s income retained by Community Bancshares as capital (and generally will be decreased by the holder’s pro rata share of the S corporation’s losses). Any net increase in tax basis will reduce the amount of gain on the sale of stock by the holder and any net decrease in tax basis will increase the amount of taxable gain on such sale. The earnings or losses of First Merchants will not impact the tax basis of a holder’s First Merchants common stock.

Information Reporting and Backup Withholding

Cash payments received in the Merger by a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

U.S. Holders who are “significant holders” and receive First Merchants common stock in exchange for Community Bancshares common stock are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the Merger) in the Community Bancshares common stock exchanged in the Merger and the fair market value

(determined immediately before the Merger) of the Community Bancshares common stock exchanged in the Merger.

A “significant holder” is a holder of Community Bancshares stock who immediately before the Merger (i) owned at least 1% of the total outstanding stock of Community Bancshares by vote or by value or (ii) owned stock of Community Bancshares with a tax basis of at least $1 million.

All Community Bancshares shareholders will be required to retain permanent tax records of the tax basis of Community Bancshares common stock exchanged and the First Merchants common stock and cash received in the Merger.

This discussion is of a general nature only, is not exhaustive, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Because of the complexity of the tax law and because of the unique tax consequences to the shareholders following the Merger, each shareholder is strongly urged to consult such shareholder’s own tax advisor as to the particular tax consequences to such shareholder of the Merger, including the applicability and effect of federal, state, local, foreign and other tax laws in such shareholder’s particular circumstances.

DESCRIPTION OF FIRST MERCHANTS

The following information should be read with the financial statements incorporated by reference into this proxy statement and prospectus.

Business

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.”

First Merchants has one full-service bank charter, First Merchants Bank, National Association, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank. First Merchants Bank includes over 97 banking locations in 26 Indiana and two counties in each of Ohio and Illinois. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking. First Merchants also operates First Merchants Insurance Services, Inc., operating as First Merchants Insurance Group, a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana.

As of June 30, 2014, First Merchants had consolidated assets of $5.6 billion, consolidated deposits of $4.3 billion and shareholders’ equity of $671 million. As of June 30, 2014, First Merchants and its subsidiaries had 1,403 full-time equivalent employees.

First Merchants’ principal office is located at 200 East Jackson Street, Muncie, Indiana 47305. Its telephone number is (765) 747-1500.

Incorporation of Certain Information Regarding First Merchants by Reference

The foregoing information concerning First Merchants does not purport to be complete. Certain additional information relating to First Merchants’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by First Merchants with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86. If you desire copies of any of these documents, you may contact First Merchants at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 86.

COMPARISON OF COMMON STOCK

The following summary comparison of First Merchants common stock and Community Bancshares common stock includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to First Merchants’ Articles of Incorporation and Bylaws and Community Bancshares’ Articles of Incorporation and Bylaws.

Governing Law

Following the Merger, the rights of former Community Bancshares shareholders who receive First Merchants common stock in the Merger will be governed by the laws of the State of Indiana, the state in which First Merchants is incorporated, and by First Merchants’ Articles of Incorporation and Bylaws. The rights of Community Bancshares shareholders are presently governed by the laws of the State of Indiana, the state in which Community Bancshares is incorporated, and by Community Bancshares’ Articles of Incorporation, Bylaws and the Shareholders Agreement. The rights of Community Bancshares shareholders differ in certain respects from the rights they will have as First Merchants shareholders, including certain preferential rights of preferred stockholders, anti-takeover measures, the vote required for the amendment of certain significant provisions of the Articles of Incorporation and for the approval of certain significant corporate transactions.

Authorized But Unissued Shares

First Merchants	Community Bancshares

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, of which 36,052,209 shares were outstanding as of June 30, 2014. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, no shares of which are currently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.	The Articles of Incorporation of Community Bancshares authorize the issuance of 2,000,000 shares of common stock, no par value. As of the date of this proxy statement and prospectus, there were 550,000 shares of common stock outstanding. The Community Bancshares Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in Community Bancshares’ Articles of Incorporation, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law, the Articles of Incorporation and the Shareholders Agreement. In order to maintain its status as a Subchapter S corporation, only individuals and certain qualified entities are permitted to hold shares of Community Bancshares common stock.

As of June 30, 2014, First Merchants had 374,355 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan and 105,736 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of June 30, 2014, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 629,167 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 222,262 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Restrictions on Transfer of Shares

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Exchange Act and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.

So long as Community Bancshares maintains its election to be taxed under the provisions of Subchapter S of the Internal Revenue Code, the Articles of Incorporation and the Shareholders Agreement contain restrictions prohibiting shareholders from transferring or offering to transfer any shares of Community Bancshares common stock that would in any manner cause the termination of Community Bancshares’ Subchapter S corporation status. Any transfer or other disposition of shares of Community Bancshares common stock must be made in accordance with the applicable provisions of the Articles of Incorporation and the Shareholders Agreement. Under the terms of the Shareholders Agreement, Community Bancshares also has certain redemption rights in the event of an attempted transfer to a qualified third party or a change in the eligibility status or death of an existing shareholder.

Shares of Community Bancshares common stock are not registered under the Securities Act. Community Bancshares common stock is not listed on an exchange or quoted on any automated services, no established public trading market exists for Community Bancshares’ common stock and, to the knowledge of Community Bancshares, no brokerage or other firm makes a market in shares of Community Bancshares common stock.

Preemptive Rights

Neither First Merchants’ Articles of Incorporation nor Community Bancshares’ Articles of Incorporation provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

Dividend Rights

First Merchants	Community Bancshares

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•     First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•     First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Community Bancshares has historically paid dividends to its shareholders in amounts sufficient to pay estimated federal, state and local income taxes on the income that passes through to the shareholder by virtue of Community Bancshares status as a Subchapter S corporation.

The holders of common stock of Community Bancshares shall be entitled to share ratably, according to the number of shares held by them, in such dividends or other distributions (other than purchases, redemptions, or other acquisitions of shares of Community Bancshares), if any, as are declared and paid from time to time on the shares at the discretion of the Community Bancshares Board of Directors.

Generally, Community Bancshares may not pay a dividend if, after giving effect to the dividend:

•     Community Bancshares would not be able to pay its debts as they become due in the usual course of business; or

•     Community Bancshares’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy any preferential rights of shareholders payable upon dissolution.

Both Community Bancshares and Community Bank must obtain the prior approval of applicable regulatory authorities in order to declare or pay dividends. See section captioned “THE MERGER—Background of the Merger.”

Voting Rights

The holders of the outstanding shares of common stock of First Merchants and Community Bancshares are entitled to one vote per share on all matters presented for shareholder vote. Neither First Merchants nor Community Bancshares shareholders have cumulative voting rights in the election of directors.

Articles of Incorporation and Bylaw Amendments

First Merchants	Community Bancshares

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. First Merchants’ Articles of Incorporation require a super-majority shareholder vote of 75% of its outstanding shares of common stock for the amendment of certain significant provisions and a majority of its outstanding shares for all other amendments. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.”

Indiana law permits a board of directors to amend a corporation’s bylaws unless the articles of incorporation provide otherwise. First Merchants’ Bylaws may generally be amended by an affirmative vote of a majority of the entire Board of Directors. However, several provisions of First Merchants’ Bylaws require two-thirds (2/3) vote of the entire Board of Directors to approve amendments, including the provision regarding removal of directors and setting the number and classes of directors. In addition, First Merchants’ Articles of Incorporation provide that its Bylaws may not be amended to repeal, modify or amend certain provisions of its Articles of Incorporation.

The shareholders of Community Bancshares shall have the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation to the extent and in the manner permitted or prescribed by the Indiana Business Corporation Law. The Indiana Business Corporation Law generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation.

The Community Bancshares Bylaws provide that the Board of Directors shall have the exclusive power to make, alter, amend, or repeal, or to waive provisions of, the Bylaws of the Community Bancshares by the affirmative vote of a majority of the number of directors then in office, except as provided by the Indiana Business Corporation Law.

Special Meetings of Shareholders

First Merchants	Community Bancshares

First Merchants’ Bylaws provide that a special meeting of shareholders may be called by the Board of Directors, the President, at the written request of a majority of the Board of Directors or at the written request of shareholders holding at least one-fourth (1/4) of all shares outstanding and entitled to vote on business for which the meeting is called.	The Community Bancshares Bylaws provide that a special meeting of shareholders may be called at any time by the Board of Directors or the President and shall be called by the Board of Directors if the Secretary receives written, dated, and signed demands for a special meeting, describing in reasonable detail the purpose or purposes for which it is to be held, from the holders of shares representing at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Number of Directors and Term of Office

First Merchants	Community Bancshares

First Merchants’ Articles of Incorporation provide that the number of directors shall be set in the Bylaws by the Board of Directors and shall be at least 9 and no more than 21. First Merchants’ Articles of Incorporation also provide for classes of directors with staggered terms. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock. First Merchants’ Bylaws specify that the number of directors is 10. The Bylaws provide that the number of directors may be amended only by a two-thirds (2/3) vote of the entire Board of Directors. Consistent with its Articles of Incorporation, First Merchants’ Bylaws provide that the Board of Directors is divided into 3 classes with 4 directors in 1 of the classes and 3 directors in the other 2 classes. The directors in each class are elected for 3-year staggered terms. Thus, approximately only one-third (1/3) of First Merchants’ Board of Directors is elected at each annual meeting of shareholders. Because First Merchants’ Board of Directors is divided into classes, a majority of First Merchants’ directors can be replaced only after 2 annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws.	The Articles of Incorporation of Community Bancshares provide that the number of directors shall be fixed in accordance with the Bylaws. The Bylaws provide that the Board of Directors shall consist of at least five (5) and not more than fifteen (15) directors. The exact number of directors of Community Bancshares shall be fixed by the Board of Directors within the range stated above, and may be changed within that range from time to time by the Board of Directors. Each director shall be elected for a term of office to expire at the annual meeting of shareholders following his election. Despite the expiration of a director’s term, he shall continue to serve until his successor is elected and qualified.

Nomination of Directors

First Merchants	Community Bancshares

Under First Merchants’ Bylaws, only the Nominating and Governance Committee of the Board of Directors may nominate a candidate for the Board of Directors. Shareholders may suggest a person for nomination by sending a notice to the Committee setting forth at a minimum:

•     the name and address of each suggested nominee;

•     the age and principal occupation of each suggested nominee;

•     the total number of shares of First Merchants capital stock held by the notifying shareholder; and

•     the name and residence address of the notifying shareholder.

Neither Community Bancshares’ Articles of Incorporation nor its Bylaws have any provision regarding the nomination of directors. The Board of Directors of Community Bancshares considers candidates for nomination as directors each year prior to its annual meeting of shareholders.

Removal of Directors

First Merchants	Community Bancshares

First Merchants’ Articles of Incorporation and Bylaws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares entitled to vote on the election of directors. However, if two-thirds (2/3) of the entire Board of Directors recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the election of directors at a shareholders meeting. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.	The Community Bancshares Articles of Incorporation provide that any or all of the members of the Board of Directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors. Directors may not be removed by the Board of Directors.

Anti-Takeover Provisions

The anti-takeover measures applicable to First Merchants and Community Bancshares described below may have the effect of discouraging a person or other entity from acquiring control of either company. These measures may have the effect of discouraging certain tender offers for shares of their common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

Under Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act, such as First Merchants, is prohibited for a period of 5 years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the Board of Directors approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its Articles of Incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. First Merchants has adopted the protection provided by the business combination provision of Indiana law. This provision is not applicable to Community Bancshares because it does not have a class of voting shares registered under Section 12 of the Exchange Act.

In addition to the business combination provision, Indiana law contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under this provision, unless otherwise provided in the corporation’s articles of incorporation or bylaws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. First Merchants and Community Bancshares are subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Community Bancshares’ status as a Subchapter S corporation and the shareholder eligibility and restrictions on transfer provisions contained in the Shareholders Agreement could have the effect of discouraging or making more difficult a hostile takeover of the corporation so long as it maintains its Subchapter S election.

Liquidation Rights

First Merchants	Community Bancshares

In the event of any liquidation or dissolution of First Merchants, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of First Merchants’ liabilities and any rights of creditors and holders of shares of First Merchants’ preferred stock then outstanding.	In the event of any liquidation, dissolution, or winding up of Community Bancshares, either voluntary or involuntary, the holders of shares shall be entitled to share, ratably according to the number of shares held by them, in all assets of Community Bancshares available for distribution to its shareholders.

Redemption

First Merchants	Community Bancshares

Under Indiana law, First Merchants may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. First Merchants may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, First Merchants may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

Under Indiana law, Community Bancshares may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. Community Bancshares may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, Community Bancshares may not redeem its shares if its total assets would be less than the sum of its total liabilities plus any preferential rights of shareholders payable upon dissolution.

Under the terms of the Shareholders Agreement, Community Bancshares has certain redemption rights in the event of an attempted transfer to a qualified third party or a change in the eligibility status or death of an existing shareholder. In addition, Community Bancshares shall, subject to applicable laws and regulatory requirements, exercise its option to redeem any shares held by a deceased shareholder’s representative if the shares, upon transfer or distribution by the shareholder’s representative, would be owned by a person who would cause a termination of the Community Bancshares’ election to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code.

Director Liability

Under Indiana law, a director of First Merchants or Community Bancshares will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless:

•	The director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation; and

•	Such breach or failure to perform constitutes willful misconduct or recklessness.

Indemnification of Directors, Officers and Employees

Under Indiana law and First Merchants’ and Community Bancshares’ Articles of Incorporation, either corporation may indemnify any director, officer, employee or agent for any and all liability and expense incurred in connection with a proceeding which such person is involved in by reason of such person’s position with First Merchants or Community Bancshares, as applicable, in which (a) the person is wholly successful or (b) the person acted in good faith in what the person reasonably believed to be in or at least not opposed to the best interests of First Merchants or Community Bancshares, as applicable. If the proceeding is a criminal proceeding, the person must have had no reasonable cause to believe that the person’s conduct was unlawful. If the person is wholly successful with respect to the claim or proceeding, the indemnification by First Merchants or Community Bancshares, as applicable is mandatory. Finally, under Indiana law and their respective Articles of Incorporation and/or Bylaws, both First Merchants and Community Bancshares are permitted to advance expenses to a person prior to final disposition of the proceeding if the person undertakes to repay any advanced amounts, if it is ultimately determined that he or she is not entitled to indemnification, or if the person furnishes to First Merchants or Community Bancshares, as applicable, a written affirmation of the person’s good faith belief that he or she is entitled to indemnification.

LEGAL MATTERS

Certain legal matters in connection with the Merger Agreement will be passed upon for First Merchants by the law firm of Bingham Greenebaum Doll LLP, Indianapolis, Indiana and for Community Bancshares by the law firm of Krieg DeVault LLP, Indianapolis, Indiana.

EXPERTS

The audited consolidated financial statements of First Merchants and its affiliates, incorporated by reference into this document, have been audited by BKD, LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon, and have been so incorporated by reference in this document in reliance upon such report of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

First Merchants

If the Merger is completed, Community Bancshares shareholders will become shareholders of First Merchants. Any proposal which a First Merchants shareholder intends to have presented at the 2015 annual meeting of First Merchants and included in the proxy statement and form of proxy relating to that meeting must be received by the Secretary of First Merchants at First Merchants’ principal office no later than December 3, 2014, for inclusion in First Merchants’ proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2015 annual meeting of First Merchants that are not submitted by December 3, 2014 for inclusion in the proxy statement will be considered untimely.

Community Bancshares

If the Merger occurs, there will be no Community Bancshares annual meeting of shareholders for 2015. In that case, shareholder proposals must be submitted to First Merchants in accordance with the procedures described above.

If the Merger is not completed, Community Bancshares will hold its 2015 annual meeting in accordance with its current governing documents and as required by Indiana law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Merchants has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the common stock of First Merchants being offered in the Merger. This proxy statement and prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Merchants and the securities offered by this proxy statement and prospectus, reference is made to the registration statement. Statements contained in this proxy statement and prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

First Merchants files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain additional information about First Merchants on its website at

http://www.firstmerchants.com. You may obtain additional information about Community Bank on its website at https://www.cbindianaonline.com. However, the contents of those websites are not incorporated by reference in, or otherwise a part of, this proxy statement and prospectus and are not soliciting material.

First Merchants “incorporates by reference” into this proxy statement and prospectus the information in documents it files with the SEC, which means that it can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement and prospectus. Some information contained in this proxy statement and prospectus updates the information incorporated by reference and some information filed by First Merchants subsequently with the SEC will automatically update this proxy statement and prospectus.

First Merchants incorporates by reference the documents and information listed below:

•	First Merchants’ Annual Report on Form 10-K and Form 10-K/A filed on March 14, 2014 and September 22, 2014, respectively;

•	First Merchants’ Quarterly Reports on Form 10-Q filed on May 9, 2014 and August 8, 2014;

•	First Merchants’ Current Reports on Form 8-K filed on February 14, 2014, April 18, 2014, May 12, 2014, May 15, 2014, July 22, 2014 (except with respect to information furnished under Item 7.01 therein) and August 15, 2014; and

•	The description of First Merchants common stock set forth in the registration statement filed by First Merchants pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such description.

First Merchants also incorporates by reference any of its filings with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this proxy statement and prospectus.

You may request, either orally or in writing, a copy of the documents incorporated by reference by First Merchants in this proxy statement and prospectus without charge by requesting them in writing or by telephone from First Merchants at the following addresses and telephone number:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: David L. Ortega,

    Corporate Secretary

Telephone: (765) 747-1500

If you would like to request documents, please do so by October 27, 2014, in order to receive them before the Community Bancshares special meeting.

You should rely only on the information incorporated by reference or provided in this proxy statement and prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this proxy statement and prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding First Merchants in this proxy statement and prospectus has been provided by First Merchants, and all information in this proxy statement and prospectus regarding Community Bancshares has been provided by Community Bancshares.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

COMMUNITY BANCSHARES, INC

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

COMMUNITY BANCSHARES, INC.

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the “Agreement”), is entered as of the 21st day of July, 2014, by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”) and COMMUNITY BANCSHARES, INC., an Indiana corporation (“Community Bancshares”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana and with First Merchants Bank, National Association, a national bank (“FMB”) as its wholly-owned subsidiary;

WHEREAS, Community Bancshares is a is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Noblesville, Hamilton County, Indiana, with Community Bank, an Indiana state bank (the “Bank”) as its wholly-owned subsidiary;

WHEREAS, it is the desire of First Merchants and Community Bancshares to effect a series of transactions whereby (i) Community Bancshares will merge with and into First Merchants, and (ii) the Bank will merge with and into FMB; and

WHEREAS, a majority of the entire Boards of Directors of First Merchants, FMB, Community Bancshares and the Bank have approved this Agreement, designated it as a plan of reorganization within the provisions of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and authorized its execution.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants and Community Bancshares hereby make this Agreement and prescribe the terms and conditions of the merger of Community Bancshares with and into First Merchants and the Bank with and into FMB and the mode of carrying the transactions into effect as follows:

SECTION 1

THE MERGERS

1.1 Community Bancshares Merger. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 11 hereof), Community Bancshares shall be merged with and into First Merchants, which shall be the “Continuing Company” and shall continue its corporate existence under the laws of the State of Indiana, pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law and particularly Indiana Code § 23-1-40 (the “Merger”).

1.2 The Bank Merger. Subject to the terms and conditions of this Agreement, on the Effective Date and immediately after the Merger, the Bank shall be merged with and into FMB pursuant to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”) and otherwise in accordance with 12 USC 215a and The Indiana Financial Institutions Act, as amended, together with any regulations promulgated thereunder (the “Bank Merger”).

1.3 Right to Revise Mergers. The parties may, at any time, change the method of effecting the Merger or the Bank Merger if and to the extent the parties deem such change to be desirable, including, without limitation, to provide for the merger of Community Bancshares into a wholly-owned subsidiary of First Merchants and/or the merger of the Bank or either of them into FMB or wholly-owned subsidiaries of First Merchants or FMB; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of Community Bancshares specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of Community Bancshares; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

EFFECT OF THE MERGER

Upon the Merger becoming effective:

2.1 General Description. The separate existence of Community Bancshares shall cease and the Continuing Company shall possess all of the assets of Community Bancshares and all of its rights, privileges, immunities, powers, and franchises and shall be subject to and assume all of the duties, obligations and liabilities of Community Bancshares.

2.2 Name, Offices, and Management. The name of the Continuing Company shall continue to be “First Merchants Corporation.” Its principal office shall be located at 200 E. Jackson Street, Muncie, Indiana. The Board of Directors of the Continuing Company, until such time as their successors have been elected and qualified, shall consist of the current Board of Directors of First Merchants. The officers of First Merchants immediately prior to the Effective Date shall continue as the officers of the Continuing Company.

2.3 Capital Structure. The amount of capital stock of the Continuing Company shall not be less than the capital stock of First Merchants immediately prior to the Effective Date increased by the amount of capital stock issued in accordance with Section 3 hereof.

2.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Continuing Company shall be those of First Merchants immediately prior to the Effective Date until the same shall be further amended as provided therein or by law.

2.5 Assets and Liabilities. The title to all assets, real estate and other property owned by First Merchants and Community Bancshares shall vest in the Continuing Company without reversion or impairment. All liabilities of Community Bancshares shall be assumed by the Continuing Company.

2.6 Additional Actions. If, at any time after the Effective Date, the Continuing Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Continuing Company its right, title or interest in, to or under any of the rights, properties or assets of Community Bancshares or the Bank, or (b) otherwise carry out the purposes of this Agreement, Community Bancshares and the Bank and their respective officers and directors shall be deemed to have granted to the Continuing Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Company and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Company are authorized in the name of Community Bancshares or the Bank or otherwise to take any and all such action.

SECTION 3

CONSIDERATION TO BE

DISTRIBUTED TO SHAREHOLDERS OF COMMUNITY BANCSHARES

3.1 Consideration. Upon and by reason of the Merger becoming effective, the shareholders of Community Bancshares of record on the Effective Date who have not dissented to the Merger in accordance with Indiana Code § 23-1-44, as amended, shall be entitled to receive in exchange for the Community Bancshares common shares (“Community Bancshares Common Stock”) held and at their election (subject to the limitations and prorations set forth in this Section 3) either (i) 4.0926 (the “Exchange Ratio”) shares of First Merchants’ common stock (“First Merchants Common Stock”) for each share of Community Bancshares Common Stock held (“Share Option”), or (ii) cash in the amount of $85.94 for each share of Community Bancshares Common Stock held (“Cash Option”), subject to the provisions and limitations of Section 3.6. A Community Bancshares shareholder shall be entitled to elect the Share Option for all shares held of record, the Cash Option for all shares held of record or the Share Option for a portion of the shares held of record and the Cash Option for a portion of the shares held of record. The Exchange Ratio shall be subject to adjustment as set forth in Section 3.3.

3.2 No Fractional First Merchants Common Shares. Certificates for fractional shares of First Merchants Common Stock shall not be issued in respect of fractional interests arising from the Exchange Ratio. Each Community Bancshares shareholder who would otherwise have been entitled to a fraction of a share of First Merchants Common Stock, upon surrender of all such shareholder’s certificates representing Community Bancshares Common Stock, shall be paid in cash (without interest), rounded to the nearest whole cent, determined by multiplying the First Merchants Average Price (as defined below) by the fractional share of First Merchants Common Stock to which such former Community Bancshares shareholder would otherwise be entitled. No such shareholder of Community Bancshares shall be entitled to dividends, voting rights or any other rights in respect of any fractional share. The term “First Merchants Average Price” shall mean the average closing price of First Merchants Common Stock as reported by Bloomberg, L.P. for the ten (10) days that First Merchants Common Stock trades on the NASDAQ Global Select Market preceding the fourth (4th) calendar day prior to the Effective Date (the “Determination Date”). The First Merchants Average Price shall be appropriately and proportionately adjusted to reflect any share adjustment as contemplated by Section 3.3 hereof.

3.3 Recapitalization. If, between the date of this Agreement and the Effective Date, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Exchange Ratio shall be adjusted so that each Community Bancshares shareholder shall receive such number of shares of First Merchants Common Stock as represents the same percentage of outstanding shares of First Merchants Common Stock at the Effective Date as would have been represented by the number of shares of First Merchants Common Stock such shareholder would have received if the recapitalization had not occurred.

3.4 Election. An election form (the “Election Form”) shall be mailed to each record holder of Community Bancshares Common Stock as of the record date fixed for the special shareholders’ meeting at which the Merger will be submitted to a vote of Community Bancshares shareholders (the “Special Record Date”). In addition, reasonable efforts will be made to make the Election Form available to all persons who become shareholders of Community Bancshares between the Special Record Date and the Election Deadline (as defined below). The deadline for receipt of such Election Forms shall be the close of business on the first business day after the special meeting at which the Merger will be submitted to a vote of Community Bancshares shareholders, or such other date mutually agreed to by Community Bancshares and First Merchants (the “Election Deadline”). The Election Forms shall be mailed to each record holder of Community Bancshares Common Stock as of the Special Record Date along with the proxy materials for the special shareholders’ meeting at which the Merger will be submitted to a vote of Community Bancshares shareholders. The Election Form will permit each holder of record of Community Bancshares Common Stock as of the Special Record Date to elect, subject to Section 3.6, to have all of such holder’s shares exchanged in the Merger into either the Share Option, the Cash Option or a combination of the Share Option and the Cash Option. An election shall be duly made by completing the Election

Form and any other required documents in accordance with the instructions set forth therein and delivering them to the Election Agent (as defined below) or to such other person or persons mutually agreed upon by Community Bancshares and First Merchants to receive elections, to receive outstanding Community Bancshares Common Stock, to deliver cash or cash and shares of First Merchants’ common stock and to carry out the other procedures set forth herein, on or before 5:00 p.m., Eastern Time, on the Election Deadline. Community Bancshares Common Stock as to which the Share Option has been elected are referred to in this Agreement as “Stock Election Shares.” Community Bancshares Common Stock as to which the Cash Option has been elected are referred to in this Agreement as “Cash Election Shares.” Community Bancshares Common Stock as to which no valid election has been made by the Election Deadline are referred to in this Agreement as “Non-Electing Shares.”

3.5 Election Agent. First Merchants and Community Bancshares hereby appoint American Stock Transfer to act as agent (the “Election Agent”) of Community Bancshares shareholders for the purposes of mailing and receiving the Election Forms, tabulating the results and notifying First Merchants and Community Bancshares of the results.

3.6 Diversity of Payments.

(a) In the event the number of Cash Election Shares would entitle the holders of such shares (and Community Bancshares shareholders receiving cash payments for fractional shares or exercising dissenters’ rights) to receive $15,000,000 or less in cash, then all Share Option and Cash Option elections of the holders of Community Bancshares common shares shall be honored (each in its entirety) and all Non-Electing Shares shall be treated as Stock Election Shares. For purposes of this determination, any shareholder exercising the shareholders dissenters’ rights shall be counted as though they had elected the Cash Option.

(b) In the event that the amount of cash to be received by holders of Cash Election Shares and Community Bancshares shareholders receiving cash payments for fractional shares or the exercise of dissenters’ rights pursuant to the terms of the Agreement would result in cash payments of more than $15,000,000, the Cash Election Shares (not including any shareholders electing dissenters’ rights) shall be converted into Stock Election Shares pro rata (based on the total number of shares of Community Bancshares Common Stock held by each Community Bancshares shareholder with Cash Election Shares) until the total remaining number of Cash Election Shares is such that the Merger will (i) result in cash payments of no more than $15,000,000 for Cash Election Shares and Community Bancshares shareholders receiving cash payments for fractional shares or exercising their dissenters’ rights, and (ii) satisfy the “continuity of interest” requirement applicable to tax-free reorganizations under the Code. Cash Election Shares which are not converted into Stock Election Shares shall remain as Cash Election Shares, and all Non-Electing Shares shall be treated as Stock Election Shares.

(d) Community Bancshares and First Merchants shall mutually determine the validity of elections submitted by Community Bancshares shareholders.

(e) A holder of Community Bancshares shares that is a bank, trust company, security broker-dealer or other recognized nominee, may submit one or more Election Forms for the persons for whom it holds shares as nominee provided that such bank, trust company, security broker-dealer or nominee certifies to the satisfaction of Community Bancshares and First Merchants the names of the persons for whom it is so holding shares (the “Beneficial Owners”). In such case, each Beneficial Owner for whom an Election Form is submitted shall be treated as a separate owner for purposes of the election procedure and allocation of shares set forth herein.

(f) First Merchants and Community Bancshares may, upon mutual agreement, apply the adjustments set forth in this Section 3.6 only to such extent and to such number of Community Bancshares shareholders as is necessary to accomplish the objectives of this Section 3.6 and to assure that the Merger will qualify as a tax-free reorganization.

3.7 Distribution of First Merchants’ Common Stock and Cash.

(a) Each share of common stock of First Merchants outstanding immediately prior to the Effective Date shall remain outstanding unaffected by the Merger.

(b) On or prior to the Effective Date, First Merchants shall (i) authorize the issuance of and shall make available to American Stock Transfer as exchange agent hereunder (the “Exchange Agent”), for the benefit of the registered shareholders of Community Bancshares Common Stock for exchange in accordance with this Section 3, certificates for shares (or book entry of shares) of First Merchants Common Stock (the “First Merchants Stock Certificates”) to be issued pursuant to Section 3.1, and (ii) shall deposit with the Exchange Agent sufficient cash for payment of cash for Cash Election Shares and in lieu of any fractional shares of First Merchants Common Stock in accordance with Section 3.2. Such First Merchants Stock Certificates and cash are referred to in this Section 3 as the “Exchange Fund.” First Merchants shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(c) Within three (3) business days following the Effective Date, First Merchants shall mail to each Community Bancshares shareholder a letter of transmittal (the “Letter of Transmittal”) providing instructions as to the transmittal to the Exchange Agent of certificates representing shares of Community Bancshares Common Stock and the issuance of shares of First Merchants Common Stock and cash in exchange therefor pursuant to the terms of this Agreement. Distribution of stock certificates representing First Merchants Common Stock and cash payments for Community Bancshares Common Stock and in lieu of fractional shares shall be made by First Merchants to each former shareholder of Community Bancshares within ten (10) business days following the later of the Effective Date or the date of such shareholder’s delivery to the Exchange Agent of such shareholder’s certificates representing Community Bancshares Common Stock, accompanied by a properly completed and executed Letter of Transmittal. Interest shall not accrue or be payable with respect to any cash payments.

(d) Following the Effective Date, stock certificates representing Community Bancshares Common Stock shall be deemed to evidence only the right to receive cash and/or such number of shares of First Merchants Common Stock as determined in accordance with Section 3.1 above (for all corporate purposes other than the payment of dividends) and cash for fractional shares, as applicable. No dividends or other distributions otherwise payable subsequent to the Effective Date on shares of First Merchants Common Stock shall be paid to any shareholder entitled to receive the same until such shareholder has surrendered such shareholder’s certificates for Community Bancshares Common Stock to the Exchange Agent in exchange for certificates representing First Merchants Common Stock and cash for fractional shares, as applicable; provided, however, that this provision shall not limit or otherwise affect the dividends set forth in Section 8.12 hereof. Upon surrender or compliance with the provisions of Section 3.7(c), there shall be paid to the record holder of the new certificate(s) evidencing shares of First Merchants’ common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such common stock.

(e) From and after the Effective Date, there shall be no transfers on the stock transfer books of Community Bancshares of any shares of Community Bancshares Common Stock.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Community Bancshares for twelve months after the Effective Date shall be paid to First Merchants, or its successors in interest. Any shareholders of Community Bancshares who have not theretofore complied with this Section 3 shall thereafter look only to First Merchants, or its successors in interest, for the payment of cash or issuance of certificates representing shares of First Merchants Common Stock and the payment of cash in lieu of any fractional shares and any unpaid dividends and distributions on First Merchants Common Stock deliverable in respect of each share of Community Bancshares Common Stock such shareholder holds as determined pursuant to this Agreement. Notwithstanding the foregoing, none of First Merchants, the Exchange Agent or any other person shall be liable to any former holder of shares of Community Bancshares Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Merchants shall be entitled to rely upon the stock transfer books of Community Bancshares to establish the persons entitled to receive cash and shares of First Merchants Common Stock, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(h) With respect to any certificate for Community Bancshares Common Stock which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue First Merchants Common Stock to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Community Bancshares’ shareholder with all procedures historically required by Community Bancshares in connection with lost, stolen, or destroyed certificates.

SECTION 4

DISSENTING SHAREHOLDERS

Shareholders of Community Bancshares shall have the rights accorded to dissenting shareholders under Indiana Code § 23-1-44, as amended.

SECTION 5

REPRESENTATIONS AND

WARRANTIES OF COMMUNITY BANCSHARES

Community Bancshares hereby makes the representations and warranties set forth below to First Merchants with respect to itself and the Bank. For the purposes of this Section 5, a “Community Bancshares Disclosure Letter” is defined as the letter referencing Section 5 of this Agreement which shall be prepared by Community Bancshares and delivered to First Merchants contemporaneously with the execution of this Agreement.

5.1 Organization and Authority. Community Bancshares is a corporation duly organized and validly existing under the laws of the State of Indiana, and the Bank is a bank duly organized and validly existing under the laws of the State of Indiana. Community Bancshares and the Bank have the power and authority (corporate and otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. Community Bancshares’ only subsidiary is the Bank. The Bank is subject to primary federal regulatory supervision and regulation by the Federal Deposit Insurance Corporation.

5.2 Authorization.

(a) Community Bancshares has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 9. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Community Bancshares, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The Board of Directors of the Bank and Community Bancshares as its sole shareholder have approved the Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the Community Bancshares Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, does or will (i) conflict with, result in a breach of, or constitute a default under Community Bancshares’ or the Bank’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Community Bancshares or the Bank is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of Community Bancshares or the Bank; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Community Bancshares or the Bank is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Community Bancshares or the Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of Community Bancshares and the Bank taken as a whole, or First Merchants and FMB taken as a whole, as applicable or (ii) would materially impair the ability of Community Bancshares or First Merchants, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Community Bancshares and the Bank, or First Merchants and FMB, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by this Agreement and disclosed to First Merchants, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Community Bancshares and the Bank, or First Merchants and FMB, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than the filing of Articles of Merger with the Indiana Secretary of State for the Merger and in connection or in compliance with the banking regulatory approvals contemplated by Section 9.4 and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Community Bancshares of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.2(c) above and except as set forth in the Community Bancshares Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by Community Bancshares or the Bank of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

5.3 Capitalization.

(a) The Community Bancshares Disclosure letter contains a list of the shareholders of Community Bancshares and the number of shares held by each. As of the date of this Agreement, Community Bancshares has 2,000,000 shares of Community Bancshares Common Stock authorized, 550,000 shares of which are issued and outstanding. Such issued and outstanding shares of Community Bancshares Common Stock have been duly and validly authorized by all necessary corporate action of Community Bancshares, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. Community Bancshares has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(a) and, except as set forth in the Community Bancshares Disclosure Letter, Community Bancshares has no intention or obligation to authorize or issue additional shares of its capital stock.

(b) As of the date of this Agreement, the Bank has 12,000 shares of common stock authorized, $10.00 stated value per share, 12,000 shares of which are issued and outstanding and held by Community Bancshares. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Bank shareholders. All of the issued and outstanding shares of Bank common stock are owned by Community Bancshares free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(b) and has no intention or obligation to authorize or issue any other shares of capital stock.

(c) There are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of Community Bancshares or the Bank by which Community Bancshares or the Bank is or may become bound. Neither Community Bancshares nor the Bank has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock.

(d) Except as set forth in the Community Bancshares Disclosure Letter, to the knowledge of Community Bancshares’ Management (as defined below), no person or entity beneficially owns 5% or more of Community Bancshares’ outstanding common shares.

5.4 Organizational Documents. The respective Articles of Incorporation and By-Laws of Community Bancshares and the Bank have been delivered to First Merchants and represent true, accurate and complete copies of such corporate documents of Community Bancshares and the Bank in effect as of the date of this Agreement.

5.5 Compliance with Law. Neither Community Bancshares nor the Bank has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of Community Bancshares’ Management could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on Community Bancshares. Community Bancshares and the Bank possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on Community Bancshares, and such licenses, franchises, permits and authorizations shall be transferred to First Merchants on the Effective Date without any material restrictions or limitations thereon or the need to obtain any consents of third parties. Except as set forth in the Community Bancshares Disclosure Letter, neither Community Bancshares nor the Bank are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of Community Bancshares or the Bank. Except as set forth in the Community Bancshares Disclosure Letter, the Bank has not received any notice of enforcement actions or criticisms since January 1, 2012 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the Community Bancshares Disclosure Letter, Community Bancshares has not received any notice of enforcement actions or criticisms since January 1, 2012, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to Community Bancshares. The Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

5.6 Accuracy of Statements. No information which has been or shall be supplied by Community Bancshares with respect to its businesses, operations and financial condition for inclusion in the proxy statement and registration statement relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the registration statement at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein not misleading.

5.7 Litigation and Pending Proceedings. Except as set forth in the Community Bancshares Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of Community Bancshares’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does Community Bancshares’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of Community Bancshares’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to Community Bancshares or the Bank as a result of an examination by any regulatory agency or body.

5.8 Financial Statements.

(a) Community Bancshares’ consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2013 and 2012, the unaudited consolidated balance sheet for the four months ended April 30, 2014 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of Community Bancshares as of the respective dates thereof and the consolidated results of operations of Community Bancshares for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since April 30, 2014 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that the Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming the Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming the Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if the Bank is not able to enforce any such security interest or mortgage.

5.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the Community

Bancshares Disclosure Letter, since April 30, 2014, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the Community Bancshares Disclosure Letter, between the period from April 30, 2014 to the date of this Agreement, Community Bancshares and the Bank have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Community Bancshares’ common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of Community Bancshares or the Bank or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for Community Bancshares’ common shares.

5.10 Absence of Undisclosed Liabilities. Except as set forth in the Community Bancshares Disclosure Letter, neither Community Bancshares nor the Bank has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than $100,000 per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of Community Bancshares’ business consistent with past practices.

5.11 Title to Assets.

(a) Community Bancshares and the Bank have good and marketable title in fee simple absolute to all personal property reflected in the April 30, 2014 Financial Information, good and marketable title to all other properties and assets which Community Bancshares or the Bank purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in Community Bancshares’ or the Bank’s business, and good and marketable title to all property and assets acquired since April 30, 2014, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by Community Bancshares or the Bank of such properties and assets is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.12 Loans and Investments.

(a) Except as set forth in the Community Bancshares Disclosure Letter, there is no loan of the Bank in excess of $100,000 that has been classified by Community Bancshares, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of the Bank in excess of $100,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. The Bank’s report of classified assets and all loans in excess of $100,000 that Community Bancshares’ Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the Community Bancshares Disclosure Letter.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information are adequate in the judgment of management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the Community Bancshares Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by Community Bancshares or the Bank since April 30, 2014 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Community Bancshares or the Bank to dispose freely of such investment at any time. Except as set forth in the Community Bancshares Disclosure Letter, neither Community Bancshares nor the Bank is a party to any repurchase agreements with respect to securities.

5.13 Employee Benefit Plans.

(a) The Community Bancshares Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by Community Bancshares or any entity, trade or business that, together with Community Bancshares, would be treated as a single employer under the provisions of Code Sections 414(b), (c), (m) or (o) (“Community Bancshares ERISA Affiliate”), and covers any employee, director or former employee or director of Community Bancshares or any Community Bancshares ERISA Affiliate under which Community Bancshares or any Community Bancshares ERISA Affiliate has any liability. The Community Bancshares Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by Community Bancshares or any Community Bancshares ERISA Affiliate since January 1, 2009. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2) (A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of Community Bancshares’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject Community Bancshares to material taxes or penalties. Neither Community Bancshares nor any Community Bancshares ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of Community Bancshares’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to Community Bancshares or any Community Bancshares ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Code Section 401(a) has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the Community Bancshares Disclosure Letter, Community Bancshares and/or any Community Bancshares ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a prototype plan sponsor) and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Code Section 401(a).

(f) No facts or circumstances exist that may subject Community Bancshares, or any Community Bancshares ERISA Affiliate, to any liability under ERISA Sections 4062, 4063 or 4064. Neither

Community Bancshares nor any Community Bancshares ERISA Affiliate ever has engaged in any transaction within the meaning of ERISA Section 4069. Except as disclosed in the Community Bancshares Disclosure Letter, there exist no facts or circumstances which could subject Community Bancshares, or any Community Bancshares ERISA Affiliate thereof, to withdrawal liability within the meaning of ERISA Section 4201 or to contingent withdrawal liability under ERISA Section 4204. Neither Community Bancshares nor any Community Bancshares ERISA Affiliate ever has been a party to a transaction within the meaning of ERISA Section 4212(c).

(g) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to Community Bancshares or any Community Bancshares ERISA Affiliate.

(h) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of Community Bancshares’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of Community Bancshares or the Bank that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of Community Bancshares’ Management, no event has occurred that would cause the imposition of the tax described in Code Section 4980B on Community Bancshares. To the knowledge of Community Bancshares’ Management, Community Bancshares has materially complied with all requirements of ERISA Section 601, as applicable, with respect to any Employee Plan.

(k) The Community Bancshares Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by Community Bancshares or the Bank and (iii) covers any employee, director or former employee or director of Community Bancshares or the Bank. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Benefit Arrangements.” Each of the Benefit Arrangements has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(l) Except as set forth in the Community Bancshares Disclosure Letter or as required by applicable law, neither Community Bancshares nor any Community Bancshares ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of Community Bancshares or any Community Bancshares ERISA Affiliate.

(m) Except as set forth in the Community Bancshares Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by Community Bancshares or any Community Bancshares ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by Community Bancshares or any Community Bancshares ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2013.

(n) Except as otherwise provided in the Community Bancshares Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Code Section 409A, such plan has been identified on the Community Bancshares Disclosure Letter.

5.14 Obligations to Employees. Except as set forth in the Community Bancshares Disclosure Letter, all accrued obligations and liabilities of Community Bancshares and the Bank, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by Community Bancshares or the Bank for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by Community Bancshares or the Bank in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not materially adversely affect the business, prospects, condition (financial or otherwise), results of operations or assets of Community Bancshares and the Bank, taken as a whole. Except as set forth in the Community Bancshares Disclosure Letter, all obligations and liabilities of Community Bancshares and the Bank, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.14 are correctly and accurately reflected and accounted for in the books, statements and records of Community Bancshares and the Bank, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.15 Taxes, Returns and Reports. Except as set forth in the Community Bancshares Disclosure Letter, Community Bancshares and the Bank have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of Community Bancshares and the Bank’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to April 30, 2014. Neither Community Bancshares nor the Bank has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from April 30, 2014, up to and including the Effective Date, except to the extent reflected on their Financial Information or on financial statements of Community Bancshares or the Bank subsequent to such date and as set forth in the Community Bancshares Disclosure Letter. Neither Community Bancshares nor the Bank has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the Community Bancshares Disclosure Letter, none of the federal, state, or local tax returns of Community Bancshares or the Bank have been audited by any taxing authority during the past five (5) years.

5.16 Deposit Insurance. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) in accordance with the Federal Deposit Insurance Act, and the Bank has paid all premiums and assessments with respect to such deposit insurance.

5.17 Reports. Since January 1, 2012, Community Bancshares and the Bank have timely filed all reports, registrations and statements, together with any required amendments thereto, that Community Bancshares or the Bank was required to file with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve

Board”), (ii) the Indiana Department of Financial Institutions, (iii) the FDIC, and (iv) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Regulatory Authorities”), having jurisdiction over the affairs of Community Bancshares or the Bank except where such failure would not have a Material Adverse Effect. All such reports filed by Community Bancshares and the Bank complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and are true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis. Except as set forth in the Community Bancshares Disclosure Letter, there is no unresolved violation with respect to any report or statement filed by, or any examination of, Community Bancshares or the Bank.

5.18 Absence of Defaults. Neither Community Bancshares nor the Bank is in violation of its charter documents or By-Laws or to the knowledge of Community Bancshares’ Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to Community Bancshares’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

5.19 Tax and Regulatory Matters. Neither Community Bancshares nor the Bank has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.20 Real Property.

(a) A list of the locations of each parcel of real property owned by Community Bancshares or the Bank (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Community Bancshares or the Bank for disposition as required by law) is set forth in the Community Bancshares Disclosure Letter under the heading of “Community Bancshares Owned Real Property” (such real property being herein referred to as the “Community Bancshares Owned Real Property”). A list of the locations of each parcel of real property leased by Community Bancshares or the Bank is also set forth in the Community Bancshares Disclosure Letter under the heading of “Community Bancshares Leased Real Property” (such real property being herein referred to as the “Community Bancshares Leased Real Property”). Community Bancshares shall update the Community Bancshares Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the Community Bancshares Owned Real Property and the Community Bancshares Leased Real Property are herein referred to as the “Community Bancshares Real Property.”

(b) There is no pending action involving Community Bancshares or the Bank as to the title of or the right to use any of the Community Bancshares Real Property.

(c) Neither Community Bancshares nor the Bank has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the Community Bancshares Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) None of the buildings, structures or improvements located on the Community Bancshares Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of

Community Bancshares, threatened, with respect to any such building, structure or improvement. The Community Bancshares Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Leased Property, to the extent required to be maintained by Community Bancshares or the Bank) in accordance with reasonable and prudent business practices applicable to like facilities. The Community Bancshares Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information or with respect to such easements, liens, defects or encumbrances as do not individually or in the aggregate materially adversely affect the use or value of the Community Bancshares Owned Real Property, Community Bancshares and the Bank have, and at the Effective Date will have, good and marketable title to their respective Community Bancshares Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the Community Bancshares Disclosure Letter and to the knowledge of Community Bancshares’ Management, neither Community Bancshares nor the Bank has caused or allowed the generation, treatment, storage, disposal or release at any Community Bancshares Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the Community Bancshares Disclosure Letter and to the knowledge of Community Bancshares’ Management, there are no underground storage tanks located on, in or under any Community Bancshares Owned Real Property and no such Community Bancshares Owned Real Property has previously contained an underground storage tank. Except as set forth in the Community Bancshares Disclosure Letter and to the knowledge of Community Bancshares’ Management, neither Community Bancshares nor the Bank own or operate any underground storage tank at any Community Bancshares Leased Real Property and no such Community Bancshares Leased Real Property has previously contained an underground storage tank. To the knowledge of Community Bancshares’ Management, no Community Bancshares Real Property is or has been listed on the CERCLIS.

(i) Except as set forth in the Community Bancshares Disclosure Letter and to the knowledge of Community Bancshares’ Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any Community Bancshares Real Property nor, to the knowledge of Community Bancshares’ Management, are there any other conditions or circumstances affecting any Community Bancshares Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of Community Bancshares’ Management, the Community Bancshares Real Property is not “property” within the definition of Indiana Code 13-11-2-174. To the knowledge of Community Bancshares’ Management, neither Community Bancshares nor the Bank is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (I.C. § 13-25-3-1 et seq.).

(k) To the knowledge of Community Bancshares’ Management, there are no mechanic’s or materialman’s liens against the Leased Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Leased Property in respect of which liens may or could be filed against the Leased Property.

5.21 Broker’s or Finder’s Fees. Except for fees related to delivery of the “Community Bancshares Fairness Opinion” (as defined below), no agent, broker or other person acting on behalf of Community Bancshares or the Bank or under any authority of Community Bancshares or the Bank is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.22 Shareholder Rights Plan. Community Bancshares does not have a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Community Bancshares or the Bank or which may be considered an anti-takeover mechanism.

5.23 Indemnification Agreements. Except as set forth in the Community Bancshares Disclosure Letter, neither Community Bancshares nor the Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation, Articles of Association or By-Laws of Community Bancshares and the Bank.

5.24 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter Community Bancshares and the Bank and all directors and officers of Community Bancshares and the Bank shall have no further liability with respect thereto.

SECTION 6

REPRESENTATIONS AND

WARRANTIES OF FIRST MERCHANTS

First Merchants hereby makes the following representations and warranties set forth below to Community Bancshares with respect to itself and FMB. For the purposes of this Section, “First Merchants Disclosure Letter” is defined as a letter referencing Section 6 of this Agreement which shall be prepared by First Merchants and delivered to Community Bancshares contemporaneous with the execution of this Agreement.

6.1 Organization and Qualification. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMB is a national bank duly organized and validly existing under the laws of the United States of America. Each has the corporate power and authority to conduct its business in the manner and by the means utilized as of the date hereof. First Merchants and FMB have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMB and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ending December 31, 2013 (the “First Merchant Subsidiaries”). FMB is subject to primary federal regulatory supervision and regulation by the OCC.

6.2 Authorization.

(a) First Merchants and FMB have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder subject to the conditions precedent set forth in Section 9. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants and FMB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights The Board of Directors of First Merchants and FMB have approved the Merger and Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the First Merchants Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either First Merchants’ or FMB’s Articles of Incorporation, Articles of Association or By-laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment, to which either First Merchants or FMB is subject or bound, the result of which would materially affect the business or financial condition of First Merchants and the First Merchants Subsidiaries, taken as a whole; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or FMB; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or FMB is a party or by which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect on First Merchants; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either First Merchants or FMB is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than in connection or in compliance with the provisions of the Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Indiana banking statutes and Indiana corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by First Merchants and FMB of the transactions contemplated by this Agreement.

(d) Except as set forth in the First Merchants Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 6.2(c) above and filings and approvals relating to the listing of the shares of First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market and certain other filings and approvals with NASDAQ relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, no notice to, filing with, authorization of, execution by, or consent or approval of, any third party is necessary for the consummation by First Merchants of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

6.3 Capitalization.

(a) As of February 28, 2014, First Merchants had 50,000,000 shares of First Merchants Common Stock authorized, without par value, $0.125 stated value, of which 35,973,832 shares were issued and outstanding. Such issued and outstanding shares of First Merchants Common Stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) First Merchants has authorized 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”). First Merchants has designated 116,000 of those shares of First Merchants Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount, no shares of which are issued and outstanding. First Merchants also has designated 90,823.23 shares of the First Merchants Preferred Stock as Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount, no shares of which are currently outstanding.

(c) The shares of First Merchants Common Stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

6.4 Organizational Documents. The Articles of Incorporation and By-laws of First Merchants in force as of the date hereof have been delivered to Community Bancshares. The documents delivered by it represent true, accurate and complete copies of the corporate documents of First Merchants in effect as of the date of this Agreement.

6.5 Compliance with Law. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of “First Merchants’ Management” (as defined below) could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither First Merchants nor any of the First Merchants Subsidiaries are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Merchants or FMB. Except as set forth in the First Merchants Disclosure Letter, FMB has not received any notice of enforcement actions or criticisms since January 1, 2012 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the First Merchants Disclosure Letter, First Merchants has not received any notice of enforcement actions or criticisms since January 1, 2012 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants. FMB received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

6.6 Accuracy of Statements. No information which has been or shall be supplied by First Merchants nor any First Merchants Subsidiary with respect to its respective businesses, operations and financial condition for inclusion in the proxy statement and registration statement relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the registration statement at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein not misleading.

6.7 Litigation and Pending Proceedings. Except as set forth in the First Merchants Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of “First Merchants’ Management” (as defined below) threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of First Merchants’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants as a result of an examination by any regulatory agency or body.

6.8 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2013 and 2012, the unaudited consolidated balance sheet for the three months ended March 31, 2014 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since March 31, 2014 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMB has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMB as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMB as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if FMB is not able to enforce any such security interest or mortgage.

6.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Merchants Disclosure Letter, since March 31, 2014, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Between the period from March 31, 2014 to the date of this Agreement, First Merchants and each First Merchants Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding (a) the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby and (b) any borrowings in connection with a refinance of its subordinated debt or redemption of preferred shares) and, other than any redemption of First Merchants preferred shares currently held by the U.S. Department of the Treasury, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any First Merchants Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ common shares.

6.10 Absence of Undisclosed Liabilities. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than $400,000 per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices.

6.11 Title to Assets.

(a) Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the March 31, 2014 Financial Information, good and marketable title to all other properties and assets which First Merchants or any First Merchants Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in First Merchants’ or any First Merchants Subsidiary’s business, and good and marketable title to all property and assets acquired since March 31, 2014, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by First Merchants or any First Merchants Subsidiary of its furniture, fixtures, machinery, equipment, computer software and hardware, and all other tangible personal property is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

6.12 Loans and Investments.

(a) Except as set forth in the First Merchants Disclosure Letter, there is no loan of any other First Merchants Subsidiary in excess of $1,000,000 that has been classified by First Merchants applying bank regulatory examination standards as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of FMB in excess of $1,000,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. FMB’s loan watch list and all loans in excess of $1,000,000 that First Merchants’ Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the First Merchants Disclosure Letter.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information are adequate in the judgment of management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the First Merchants Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by First Merchants or any First Merchants Subsidiary since March 31, 2014 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of First Merchants or any First Merchants Subsidiary to dispose freely of such investment at any time. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any repurchase agreements with respect to securities.

6.13 Employee Benefit Plans.

(a) The First Merchants Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any entity, trade or business that, together with First Merchants, would be treated as a single employer under the provisions of Code Sections 414(b), (c), (m) or (o) (“First Merchants ERISA Affiliate”), and covers any employee, director or former employee or director of First Merchants or any First Merchants ERISA Affiliate under which First Merchants or any First Merchants ERISA Affiliate has any liability. The First Merchants Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any First Merchants ERISA Affiliate since January 1, 2009. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to Community Bancshares together with the three most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as a “First Merchants Employee Plan” and collectively as the “First Merchants Employee Plans.” The First Merchants Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2) (A) of ERISA are identified as such in the list referred to above.

(b) The First Merchants Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of First Merchants’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any First Merchants Employee Plan that could subject First Merchants to material taxes or penalties. Neither First Merchants nor any First Merchants ERISA Affiliate has any material liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, with respect to any First Merchants Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Merchants’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of a First Merchants Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Merchants or any First Merchants ERISA Affiliate.

(e) Each of the First Merchants Employee Plans which is intended to be qualified under Code Section 401(a) has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Merchants Disclosure Letter, First Merchants and/or any First Merchants ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS and has furnished to Community Bancshares copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Code Section 401(a).

(f) No First Merchants Employee Plan has incurred an “accumulated funding deficiency,” as determined under Code Section 412 and ERISA Section 302. First Merchants has at all times met the minimum funding standard, and has made all contributions required, under Code Section 412 and ERISA Section 302. No facts or circumstances exist that may subject First Merchants, or any First Merchants ERISA Affiliate, to any liability under ERISA Sections 4062, 4063 or 4064. Neither First Merchants nor any First Merchants ERISA Affiliate ever has engaged in any transaction within the meaning of ERISA Section 4069. Except as disclosed in the First Merchants Disclosure Letter, there exist no facts or circumstances which could subject First Merchants, or any First Merchants ERISA Affiliate thereof, to withdrawal liability within the meaning of ERISA Section 4201 or to contingent withdrawal liability under ERISA Section 4204. Neither First Merchants nor any First Merchants ERISA Affiliate ever has been a party to a transaction within the meaning of ERISA Section 4212(c).

(g) No First Merchants Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants or any First Merchants ERISA Affiliate.

(h) No claims involving a First Merchants Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Merchants’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Code Section 4980B on First Merchants or any First Merchants ERISA Affiliate. To the knowledge of First Merchants’ Management, First Merchants has materially complied with all requirements of ERISA Section 601, as applicable, with respect to any First Merchants Employee Plan.

(k) The First Merchants Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a First Merchants Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any First Merchants Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any

First Merchants Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or any First Merchants ERISA Affiliate.

(m) Except as set forth in the First Merchants Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any First Merchants ERISA Affiliate relating to, or change in employee participation or coverage under, any First Merchants Employee Plan or Benefit Arrangement administered by First Merchants or any First Merchants ERISA Affiliate which would increase materially the expense of maintaining such First Merchants Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2013.

(n) Except as otherwise provided in the First Merchants Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any First Merchants Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any First Merchants Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Code Section 409A, such plan has been identified on the Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, Section 409A of the Code and the guidance issued thereunder.

6.14 Obligations to Employees. Except as set forth in the First Merchants Disclosure Letter, all accrued obligations and liabilities of First Merchants and any First Merchants Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock grant, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by First Merchants or any First Merchants Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by First Merchants or any First Merchants Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, all obligations and liabilities of First Merchants and any First Merchants Subsidiary, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefor have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 6.13 are correctly and accurately reflected and accounted for in the books, statements and records of First Merchants and any Subsidiary, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

6.15 Taxes, Returns and Reports. First Merchants and FMB have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the First Merchants Financial Information is adequate to cover all of First Merchants’ and FMB’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to March 31, 2014. Neither First Merchants nor FMB has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from March 31, 2014, up to and including the Effective Date, except to the extent reflected on the First Merchants Financial Information or on financial statements of First Merchants or any subsidiary subsequent to such date and as set forth in the First Merchants Disclosure Letter. Neither First Merchants nor FMB has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the First Merchants Disclosure Letter, none of the federal, state, or local tax returns of First Merchants or FMB have been audited by any taxing authority during the past five (5) years.

6.16 Deposit Insurance. The deposits of FMB are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMB has paid all premiums and assessments with respect to such deposit insurance.

6.17 Reports. Since January 1, 2012, First Merchants and its subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the Regulatory Authorities having jurisdiction over the affairs of First Merchants and FMB, except where such failure would not have a Material Adverse Effect. All such reports filed by First Merchants and the First Merchants Subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and are true, accurate and complete in all material respect and, to the extent required, were prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis.

6.18 Absence of Defaults. First Merchants is not in violation of its Articles of Incorporation or By-Laws or, to the knowledge of First Merchants’ Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.19 Tax and Regulatory Matters. Neither First Merchants nor FMB has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

6.20 Real Property.

(a) A list of the locations of each parcel of real property owned by First Merchants or FMB (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Merchants or FMB for disposition as required by law) is set forth in the First Merchants Disclosure Letter under the heading of “First Merchants Owned Real Property” (such real property being herein referred to as the “First Merchants Owned Real Property”). A list of the locations of each parcel of real property leased by First Merchants or FMB is also set forth in the First Merchants Disclosure Letter under the heading of “First Merchants Leased Real Property” (such real property being herein referred to as the “First Merchants Leased Real Property”). First Merchants shall update the First Merchants Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof.

Collectively, the First Merchants Owned Real Property and the First Merchants Leased Real Property are herein referred to as the “First Merchants Real Property.”

(b) There is no pending action involving First Merchants or FMB as to the title of or the right to use any of the First Merchants Real Property.

(c) Neither First Merchants nor FMB has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) Except as set forth in the First Merchants Disclosure Letter, (i) none of the buildings, structures or other improvements located on the First Merchants Owned Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures; and (ii) improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) Except as set forth in the First Merchants Disclosure Letter, (i) none of the buildings, structures or improvements located on the First Merchants Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code; and (ii) there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of First Merchants’ Management, threatened, with respect to any such building, structure or improvement. Except as set forth in the First Merchants Disclosure Letter, the First Merchants Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Leased Property, to the intent required to be maintained by First Merchants or FMB) in accordance with reasonable and prudent business practices applicable to like facilities. The First Merchants Owned Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the First Merchants Financial Information or with respect to such easements, liens, defects, encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owner’s Association, as do not individually or in the aggregate materially adversely affect the use or value of the First Merchants Owned Real Property, First Merchants and FMB have, and at the Effective Date will have, good and marketable title to their respective First Merchants Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, neither First Merchants nor FMB has caused or allowed the generation, treatment, storage, disposal or release at any First Merchants Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(h) Except as disclosed in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, there are no underground storage tanks located on, in or under any First Merchants Owned Real Property and no such First Merchants Owned Real Property has previously contained an underground storage tank. Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, neither First Merchants nor FMB own or operate any underground storage tank at any First Merchants Leased Real Property and no such First Merchants Leased Real Property has previously contained an underground storage tank. To the knowledge of First Merchants’ Management, no First Merchants Real Property is or has been listed on the CERCLIS.

(i) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any First Merchants Real Property nor, to the knowledge of First Merchants’ Management, are there any other conditions or circumstances affecting any First Merchants Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of First Merchants’ Management, the First Merchants Real Property is not “property” within the definition of Indiana Code 13-11-2-174. To the knowledge of First Merchants’ Management, neither First Merchants nor FMB is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (I.C. § 13-25-3-1 et seq.).

(k) To the knowledge of First Merchants’ Management, there are no mechanic’s or materialman’s liens against the Leased Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Leased Property in respect of which liens may or could be filed against the Leased Property.

6.21 Securities Law Compliance. First Merchants’ common stock is traded on the NASDAQ Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2013, First Merchants has filed all reports and other documents required to be filed by it under the 1934 Act and the 1933 Act, including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2013, copies of which have previously been delivered to Community Bancshares. Since January 1, 2013, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.22 Broker’s or Finder’s Fees. No agent, broker or other person acting on behalf of First Merchants or under any authority of First Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.23 Indemnification Agreements. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor FMB is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and FMB.

6.24 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter First Merchants and all directors and officers of First Merchants shall have no further liability with respect thereto.

SECTION 7

COVENANTS OF COMMUNITY BANCSHARES

Community Bancshares covenants and agrees with First Merchants and covenants and agrees to cause the Bank to act, as follows:

7.1 Shareholder Approval. Community Bancshares shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Community Bancshares as soon as reasonably practicable following the effectiveness of the Registration Statement provided for in Section 8.2 below, and the Board of Directors of Community Bancshares shall recommend to the shareholders of Community Bancshares that such shareholders approve this Agreement and shall not thereafter withdraw or modify its recommendation, except as otherwise provided in Section 7.5 hereof. The Board of Directors of Community Bancshares shall use its reasonable best efforts to obtain any vote of its shareholders necessary for the approval of this Agreement.

7.2 Other Approvals. As soon as reasonably practicable following the date hereof, Community Bancshares and the Bank shall use their reasonable best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable Regulatory Authorities as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger and the Bank Merger on the terms and conditions provided in this Agreement.

7.3 Conduct of Business.

(a) Except as otherwise set forth on the Community Bancshares Disclosure Letter, on and after the date of this Agreement and until the Effective Date or until this Agreement shall be terminated as herein provided, neither Community Bancshares nor the Bank shall, without the prior written consent of First Merchants, (i) make any changes in their capital structure, including, but not limited to the redemption of shares of common stock; (ii) authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock; (iii) declare, distribute or pay any dividends on their common shares, or authorize a stock split, or make any other distribution to their shareholders, except for (A) the payment by the Bank to Community Bancshares of dividends to pay the dividend set forth in Section 8.12 hereof and Community Bancshares’ expenses of operations and its business and payment of fees and expenses incurred in connection with the transactions contemplated by this Agreement and (B) the payment by Community Bancshares of the dividend set forth in Section 8.12 hereof; (iv) merge, combine or consolidate with or sell their assets or any of their securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property or asset the fair market value of which exceeds $50,000, in the aggregate, except for payments or disbursements made in the ordinary course of business consistent with past practice, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, and the origination or sale of loans by the Bank in the ordinary course of business; (vi) subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of Community Bancshares or the Bank; (viii) except as set forth in the Community Bancshares Disclosure Letter, as specifically authorized by this Agreement or as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of Community Bancshares or the Bank, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend their Articles of Incorporation or By-Laws from those in effect on the date of this Agreement; (x) except as set forth in the Community Bancshares Disclosure Letter or as specifically authorized by this Agreement, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment or severance agreements with respect to any present or former directors, officers or employees of Community Bancshares or the Bank; (xi) give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of the Bank; (xii) fail to make additions to the Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xiii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiv) agree in writing or otherwise to take any of the foregoing actions. The prior consent of First Merchants for the items listed above may be withheld in its sole discretion; provided, however, consent for the items listed in (v) through (xiv) above may not be unreasonably withheld.

(b) Community Bancshares and the Bank shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) Community Bancshares shall provide and shall cause the Bank to provide First Merchants and its representatives full access, during normal business hours and on reasonable advance notice to Community Bancshares, to further information (to the extent permissible under applicable law) and the Bank’s premises for purposes of (i) observing the Bank’s business activities and operations and to consult with Community Bancshares’ officers and employees regarding the same on an ongoing basis to verify compliance by Community Bancshares with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s information technology systems; provided, however, that the foregoing actions shall not unduly interfere with the business operations of Community Bancshares or the Bank. First Merchants will use such information as is provided to it by Community Bancshares or the Bank, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of Community Bancshares and the Bank and for such other purposes as may be related to this Agreement, and First Merchants will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 8.5 below.

7.4 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, Community Bancshares and the Bank shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

7.5 Other Negotiations.

(a) Community Bancshares shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting Community Bancshares or the Bank (or the securities or assets of either) that, if effected, would constitute an acquisition of control of either Community Bancshares or the Bank within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the Federal Reserve Board thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that Community Bancshares’ Board of Directors determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, Community Bancshares’ Board of Directors may, in response to an Acquisition Proposal which was not solicited by or on behalf of Community Bancshares or the Bank or which did not otherwise result from a breach of Section 7.5(a), subject to its compliance with Section 7.5(c), (i) furnish information with respect to Community Bancshares or the Bank to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement between Community Bancshares and First Merchants and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that Community Bancshares’ Board of Directors determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, Community Bancshares may (A) withdraw, modify or otherwise change in a manner adverse to First Merchants, the recommendation of Community Bancshares’ Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that Community Bancshares’ Board of Directors may not terminate this Agreement pursuant to this Section 7.5(b) unless and until (x) ten (10) business days have elapsed following the delivery to First Merchants of a written notice of such determination by Community Bancshares’ Board of Directors and during such ten (10) business-day period, Community Bancshares and the Bank otherwise cooperate with First Merchants with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such ten (10) business-day period Community Bancshares’ Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which Community Bancshares’ Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to Community Bancshares’ shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of Community Bancshares’ Board of Directors, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which were made known to Community Bancshares’ Board of Directors prior to the date of this Agreement.

(c) In addition to the obligations of Community Bancshares set forth in Section 7.5(a) and (b), Community Bancshares shall advise First Merchants orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. Community Bancshares shall keep First Merchants reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

7.6 Announcements; Press Releases. In connection with the execution of this Agreement, Community Bancshares and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither Community Bancshares nor the Bank shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger without the prior approval of First Merchants.

7.7 Community Bancshares Disclosure Letter. Community Bancshares shall supplement, amend and update as of the Effective Date the Community Bancshares Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Community Bancshares Disclosure Letter. If, at any time prior to the Effective Date, Community Bancshares becomes aware of a fact or matter that might indicate that any of the representations and warranties of Community Bancshares herein may be untrue, incorrect or misleading in any material respect, Community Bancshares shall promptly disclose such fact or matter to First Merchants in writing.

7.8 Confidentiality. Community Bancshares and the Bank shall use commercially reasonable efforts to cause their respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to Community Bancshares and the Bank, (b) becomes available to Community Bancshares and the Bank from other sources, (c) is independently developed by Community Bancshares and the Bank, (d) is disclosed by Community Bancshares or the Bank with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. Community Bancshares and the Bank further agree that, in the event this Agreement is terminated, they will return to First Merchants, or destroy, all information obtained by Community Bancshares and the Bank from First Merchants, including all copies made of such information by Community Bancshares and the Bank. This provision shall survive the Effective Date or the earlier termination of this Agreement.

7.9 Cooperation. Community Bancshares and the Bank shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) Community Bancshares shall cooperate and assist First Merchants in preparation of and/or filing of all regulatory applications, the Registration Statement (as defined below), and all other documentation required to be prepared for consummation of the Merger and the Bank Merger and obtaining all necessary approvals, and (b) Community Bancshares shall furnish First Merchants with all information concerning itself and the Bank that First Merchants may request in connection with the preparation of the documentation referenced above.

7.10 Community Bancshares Fairness Opinion. As soon as reasonably practicable following the date hereof, Community Bancshares shall use its reasonable best efforts to procure the written opinion from Suntrust Robinson Humphrey, Inc. to the Board of Directors of Community Bancshares to the effect that, as of the date of this Agreement, the consideration to be paid in the Merger is fair, from a financial point of view, to the holders of Community Bancshares Common Stock (the “Community Bancshares Fairness Opinion”). The Community Bancshares Fairness Opinion shall be included in the Proxy Statement.

7.11 SEC and Other Reports.

(a) Promptly upon its becoming available, Community Bancshares shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by Community Bancshares to its shareholders generally.

(b) None of the information supplied or to be supplied by Community Bancshares for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 8.1 hereof) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (as defined in Section 8.1 hereof) and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

7.12 Adverse Actions. Neither Community Bancshares nor the Bank shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

7.13 Bank Merger Agreement. Community Bancshares shall cause the appropriate officers of the Bank to execute and deliver the Bank Merger Agreement contemporaneously herewith.

SECTION 8

COVENANTS OF FIRST MERCHANTS

First Merchants covenants and agrees with Community Bancshares as follows:

8.1 Approvals. As soon as reasonably practicable, but in any event within sixty (60) days following execution and delivery of this Agreement, First Merchants will file an application with the Federal Reserve Board and the Indiana Department of Financial Institutions for approval of the Merger and an application with the Office of the Comptroller of the Currency (“OCC”) for approval of the Bank Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and Community Bancshares will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, First Merchants shall provide Community Bancshares and its counsel with a copy of such applications (but excluding any information contained therein regarding First Merchants and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise Community Bancshares and its counsel of any material communication received by First Merchants or its counsel from any regulatory authorities with respect to such applications. In addition, First Merchants agrees to prepare, in cooperation with and subject to the review and comment of Community Bancshares and its counsel, a registration statement on Form S-4, including a prospectus of First Merchants (the “Registration Statement”), to be filed no later than sixty (60) days after the date hereof by First Merchants with the SEC in connection with the issuance of First Merchants common stock in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of, and to be filed by, Community Bancshares and First Merchants constituting a part thereof (the “Proxy Statement”) and all related documents). First Merchants agrees to advise Community Bancshares, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants common stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information. First Merchants agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ Global Select Market (subject to official notice of issuance), the shares of First Merchants Common Stock to be issued to the holders of shares of Community Bancshares Common Stock in the Merger.

8.2 Employee Benefit Plans.

(a) First Merchants shall take such action as may be necessary so that immediately following the Effective Date employees of Community Bancshares and the Bank shall be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of Community Bancshares or the Bank subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with Community Bancshares or the Bank will be treated as service with First Merchants; provided, however, that service with Community Bancshares or the Bank shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits. Once the Bank’s employees are covered under First Merchants’ tax-qualified retirement plans, First Merchants, in its sole discretion, shall determine whether Community Bancshares’ and the Bank’s tax-qualified retirement plan(s) are terminated or merged into First Merchants’ plan(s). In the event First Merchants determines to terminate the Community Bank 401(k) Profit Sharing Plan, any outstanding participant loans under that plan may be rolled over to the First Merchants’ Retirement Income and Savings Plan so that participants can continue to repay outstanding loans via payroll deduction.

(b) Coverage Under First Merchants’ Health and Welfare Plan. With respect to First Merchants’ health and welfare plans under which employees of Community Bancshares or the Bank and their eligible dependents become participants, First Merchants agrees to (i) waive all restrictions and limitations for pre-

existing conditions, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Community Bancshares’ or Bank’s employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Date during the portion of the calendar year prior to the Effective Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of First Merchants in which they are eligible to participate after the Effective Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee of Community Bancshares or the Bank and his or her eligible dependents on or after the Effective Date, in each case to the extent such employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Date.

(c) Severance. To the extent that First Merchants terminates the employment of any employee of Community Bancshares or the Bank, then First Merchants agrees that it shall provide such employees with severance and outplacement benefits identical to those currently offered to First Merchants employees as listed on the First Merchants Disclosure Letter.

(d) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of Community Bancshares or the Bank and to their respective qualified beneficiaries, on and after the Effective Date, regardless of when the qualifying event occurred.

8.3 Press Release. In connection with the execution of this Agreement, Community Bancshares and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor FMB shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger or the Bank Merger without the prior approval of Community Bancshares.

8.4 Confidentiality. First Merchants shall, and shall use its best efforts to cause the First Merchants Subsidiaries and its officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from Community Bancshares, unless such information (i) was already known to First Merchants, (ii) becomes available to First Merchants from other sources, (iii) is independently developed by First Merchants, (iv) is disclosed outside of First Merchants with and in accordance with the terms of prior written approval of Community Bancshares, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants further agrees that in the event this Agreement is terminated, it will return to Community Bancshares, or will destroy, all information obtained by it regarding Community Bancshares or the Bank, including all copies made of such information by First Merchants. This provision shall survive the Effective Date or the earlier termination of this Agreement.

8.5 Directors and Officers Insurance.

(a) For a period of at least six (6) years from the Effective Date (the “Tail Coverage Period”), First Merchants shall use its reasonable best efforts to obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of Community Bancshares and the Bank (determined as of the Effective Date) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Date, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Community Bancshares; provided however, that if First Merchants is unable to obtain such endorsement, then Community Bancshares may purchase tail coverage under its existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend in the aggregate during each year of the Tail Coverage Period more than two times the current annual amount spent by Community Bancshares (the “Insurance Amount”) to maintain or procure its current directors’ and officers’ insurance coverage; provided further, that if First Merchants is unable to maintain or obtain the insurance called for by this Section 8.5, First Merchants shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Community Bancshares or the Bank may be required to make application and provide customary representations and warranties to First Merchants’ insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Date, First Merchants will provide any Community Bancshares or Bank officers, directors and employees who become officers, directors and employees of the Continuing Company or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries. In addition, First Merchants further agrees to indemnify the current and former directors and officers of Community Bancshares or the Bank after the Effective Date, for the duration of the Tail Coverage Period, for all actions taken by them prior to the Effective Date in their respective capacities as directors and officers of Community Bancshares or the Bank to the same extent (and subject to the same limitations) as the indemnification provided by Community Bancshares and the Bank under their respective charters and by-laws (as applicable) to such directors and officers immediately prior to the Effective Date. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) All rights to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Effective Date now existing in favor of the current or former directors or officers of Community Bancshares and the Bank as provided in its articles, charters or by-laws and any existing indemnification agreements or arrangements of Community Bancshares or the Bank described in the Community Bancshares Disclosure Letter, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by First Merchants during the Tail Coverage Period with respect to acts or omissions of such individuals occurring or alleged to occur on or prior to the Effective Date.

(d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Community Bancshares or the Bank (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Community Bancshares or the Bank or any of their predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or on or after the Effective Date, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(e) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.5.

8.6 SEC and Other Reports.

(a) Promptly upon its becoming available, First Merchants shall furnish to Community Bancshares one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, and of any notice or communication received by First Merchants from the SEC.

(b) None of the information supplied or to be supplied by First Merchants for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 8.1 hereof) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (as defined in Section 8.2 hereof) and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

8.7 First Merchants Disclosure Letter. First Merchants shall supplement, amend and update as of the Effective Date the First Merchants Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the First Merchants Disclosure Letter. If, at any time prior to the Effective Date, First Merchants becomes aware of a fact or matter that might indicate that any of the representations and warranties of First Merchants herein may be untrue, incorrect or misleading in any material respect, First Merchants shall promptly disclose such fact or matter to First Merchants in writing.

8.8 Adverse Actions. Neither First Merchants nor FMB shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

8.9 Cooperation. First Merchants shall generally cooperate with Community Bancshares and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.10 Bank Merger Agreement. First Merchants shall cause the appropriate officers of FMB to execute and deliver the Bank Merger Agreement upon approval by FMB’s Board of Directors.

8.11 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, First Merchants and FMB shall (a) except as set forth in the First Merchants Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

8.12 Tax Matters.

(a) Tax Dividends.

(i) 2014 Tax Return. If the Effective Date occurs later than December 31, 2014, Community Bancshares shall, subject to applicable laws and regulatory requirements, limitations or approvals, declare and pay a cash dividend to its shareholders (the “2014 Tax Dividend”) in connection with the 2014 Form 1120S, U.S. Income Tax Return of Community Bancshares (the “2014 Tax Return”). The 2014 Tax Dividend shall be in an amount sufficient to pay federal, state and local income taxes on the income that passes through to the shareholders of Community Bancshares in connection with the 2014 Tax Return, reduced by any tax benefits produced by losses, deductions and credits that pass through to such shareholders (the “2014 Tax Payments”).

The 2014 Tax Dividend will be payable in at least two installments. The first installment shall be paid no later than January 9, 2015, and such installment shall be in an amount equal to the 2014 Tax Payments with a reasonable holdback as determined by Community Bancshares in good faith. The second installment which shall include any 2014 Tax Payments not paid in the first installment shall be paid prior to or as soon as practically possible following the filing of the 2014 Tax Return. An additional installment of the 2014 Tax Dividend shall be paid as soon as reasonably practicably following any time, and from time to time, when additional net income is passed through to the shareholders of Community Bancshares for any reason as part of an amended and filed 2014 Tax Return, settlement of a Contest (as defined below) related to the 2014 Tax Return, or upon adjustment to the same by the IRS.

(ii) Final Tax Return. Prior to the Effective Date, Community Bancshares shall, subject to applicable laws and regulatory requirements, limitations or approvals, declare and pay a cash dividend to its shareholders (the “Final Tax Dividend”) in connection with the filing of the final Form 1120S, U.S. Income Tax Return of Community Bancshares (the “Final Tax Return”). The Final Tax Dividend shall be in an amount sufficient to pay federal, state and local income taxes on the income that passes through to the shareholders of Community Bancshares in connection with the Final Tax Return, reduced by any tax benefits produced by losses, deductions and credits that pass through to such shareholders (the “Final Tax Payments”).

The Final Tax Dividend will be payable in at least two installments. The first installment shall be paid on the first business day prior to the Effective Date and such installment shall be in an amount equal to the estimated Final Tax Payments with a reasonable holdback as determined by Community Bancshares in good faith. The second installment which shall include any Final Tax Payments not paid in the first installment shall be paid as soon as practically possible following the filing of the Final Tax Return. An additional payment of the Final Tax Dividend to the shareholders of Community Bancshares shall be paid as soon as reasonably practicably following any time, and from time to time, when additional net income is passed through to the shareholders of Community Bancshares for any reason as part of an amended and filed Final Tax Return, settlement of a Contest related to the Final Tax Return, or upon adjustment to the same by the IRS.

(iii) Determination of Tax Dividends. The amount of dividends contemplated by this Section 8.12 shall be computed by Community Bancshares’ customary certified public accountants and shall be based on good faith estimates of the Community Bancshares’ projected net income and losses of the current year with each shareholder of Community Bancshares being assumed to be taxable in the applicable tax year at the highest marginal federal, state and local income tax rates applicable to married individuals filing a joint tax return and fully utilizing any losses, deductions and credits passed through for residents of the State of Indiana residing in Hamilton County, plus assuming each such shareholder is subject to the 3.8% Net Investment Income Tax as provided for in Section 1411 of the Code.

(iv) Continuing Obligation to Pay Tax Dividends. In the event of any regulatory or legal restriction prohibiting the payment of all or part of any dividend contemplated by this Section 8.12, the unpaid portion of the dividend shall continue to be payable to the shareholders of Community Bancshares and the full payment thereof shall be deferred until the lapse of any such restriction. The obligations under this Section 8.12 shall survive the Closing of the Merger, and any references to the shareholders of Community Bancshares shall mean the former shareholders of Community Bancshares and any payments payable and not paid by Community Bancshares shall be assumed and payable by First Merchants.

(v) Tax Returns. First Merchants shall prepare or cause to be prepared and timely file or cause to be timely filed all federal, state, or local tax returns of Community Bancshares and the Bank for all periods ending on or prior to the Effective Date that are filed after the Effective Date (“Pre-Closing Tax Returns”). At least twenty (20) days prior to the date on which any such Pre-Closing Tax Return is due (including any extensions) and prior to filing any such tax return, First Merchants shall deliver a copy of such tax return to the Shareholders’ Tax Representative for the purposes of making reasonable changes and revisions to such tax return at least three days prior to filing. First Merchants shall permit the Shareholders’ Tax Representative to review and comment on each such tax return prior to filing and shall make such revisions to such tax returns as are reasonably requested by the Shareholders’ Tax Representative. All such tax returns shall be prepared on a consistent basis with prior tax returns of Community Bancshares and the Bank.

(b) No Amended Tax Returns. First Merchants shall not file or cause to be filed an amended tax return with respect to Community Bancshares or the Bank that would result in an increased tax liability to the shareholders of Community Bancshares without the prior written approval of the Shareholders’ Tax Representative, such approval not to be unreasonably withheld.

(c) Audit of Tax Return. First Merchants shall notify the Shareholders’ Tax Representative within 10 days after receipt of any audit, claim or refund or administrative or judicial proceeding involving any tax liability regarding Community Bancshares or the Bank for any Pre-Closing Tax Return that could result in a change in the tax liability of the shareholders of Community Bancshares. First Merchants shall be responsible for any audit, claim or refund and administrative or judicial proceeding involving any asserted tax liability regarding Community Bancshares and the Bank (any such audit, claim for refund or proceeding relating to an asserted tax liability are referred to as a “Contest”).

(d) Cooperation in Audit. First Merchants shall cooperate fully with the Shareholders’ Tax Representative in connection with the filing of the Pre-Closing Tax Returns and any audit, litigation or other proceeding with respect to any tax liability which may be allocated to the shareholders of Community Bancshares. Such cooperation shall include the retention and the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. First Merchants agrees (i) to retain all books and records with respect to tax matters pertinent to Community Bancshares and the Bank relating to any taxable period beginning before the Effective Date until expiration of the statute of limitations (and, to the extent notified by the Shareholders’ Tax Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the Shareholders’ Tax Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Shareholders’ Tax Representative so requests, First Merchants shall allow the Shareholders Tax Representative to take possession of such books and records. First Merchants further agrees, upon request from the Shareholders’ Tax Representative, to use its reasonable best efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(e) Shareholders’ Tax Representative. The Shareholders’ Tax Representative shall be a person designated from time to time by a majority of the former directors of Community Bancshares. First Merchants shall reimburse the Shareholders’ Tax Representative for all out-of-pocket expenses, including those related to engaging counsel or accountants, and indemnify the Shareholders’ Tax Representative for any liabilities incurred for serving as a Shareholders’ Tax Representative under this Agreement.

SECTION 9

CONDITIONS PRECEDENT TO THE MERGER AND THE BANK MERGER

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date:

9.1 Shareholder Approval. The shareholders of Community Bancshares shall have approved the Merger and confirmed this Agreement as required by applicable law.

9.2 Registration Statement Effective. First Merchants shall have registered its shares of First Merchants Common Stock to be issued to shareholders of Community Bancshares in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by First Merchants. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants Common Stock shall have been listed for trading on the NASDAQ Global Select Market (subject to official notice of issuance).

9.3 Tax Opinions.

(a) Community Bancshares shall have obtained an opinion of Krieg DeVault LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of Community Bancshares to the extent they receive shares of First Merchants Common Stock in the Merger in exchange for their shares of Community Bancshares Common Stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional share interests. Such opinion shall be based upon factual representations received by counsel from Community Bancshares and First Merchants, which representations may take the form of written certifications.

(b) First Merchants shall have obtained an opinion of Bingham Greenebaum Doll LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from Community Bancshares and First Merchants, which representations may take the form of written certifications.

9.4 Regulatory Approvals. The Federal Reserve Board and the Indiana Department of Financial Institutions shall have authorized and approved the Merger and the transactions related thereto. The OCC shall have approved the Bank Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained.

9.5 Officer’s Certificate. First Merchants and Community Bancshares shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Date, certifying that (a) all of the representations and warranties of their respective corporations are true, accurate and correct in all material respects on and as of the Effective Date, except that representations and warranties that are qualified by materiality or a Material Adverse Effect shall be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date; (b) Community Bancshares shall certify that only 550,000 shares of its capital stock are issued and outstanding as of the Effective Date; (c) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Date; and (d) their respective corporations have satisfied and fully complied with all conditions necessary to make this Agreement effective as to them.

9.6 No Judicial Prohibition. Neither Community Bancshares, the Bank nor First Merchants shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger.

9.7 Community Bancshares Fairness Opinion. Community Bancshares shall have obtained the Community Bancshares Fairness Opinion. Such opinion shall be provided orally to Community Bancshares Board of Directors on or prior to the date hereof and a written copy of such fairness opinion shall be delivered to Community Bancshares within thirty (30) days of the date hereof.

9.8 Executive Employment Agreements. First Merchants shall have entered into an Executive Employment Agreement with each of Larry W. Riggs, Russell W. Freed and Charles L. Crow in substantially the forms attached hereto as Exhibits B-1, B-2 and B-3, respectively, immediately prior to the Effective Date. The Executive Employment Agreements will supersede such person’s current employment agreement and/or change in control agreement with Community Bancshares and/or the Bank.

9.9 Opinions. The parties shall have received the respective opinions of counsel described in Section 12.2 of this Agreement.

9.10 Bank Merger Agreement. FMB and the Bank shall have entered into the Bank Merger Agreement.

SECTION 10

TERMINATION OF MERGER

10.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Date by written notice delivered by First Merchants to Community Bancshares or by Community Bancshares to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and Community Bancshares, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By First Merchants or Community Bancshares, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) By Community Bancshares or First Merchants, if the transaction contemplated herein has not been consummated by December 31, 2014; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein; and provided further, that if the sole impediment to closing is the lack of receipt of any necessary regulatory approvals described in Section 9.4, then such termination date shall be extended to March 31, 2015;

(d) By Community Bancshares, in accordance with the terms of Section 7.5(b) of this Agreement;

(e) By First Merchants, if Community Bancshares’ Board of Directors fails to make, withdraws or modifies its recommendation for Community Bancshares’ shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal; or

(f) By First Merchants, if Community Bancshares breaches in any material respect its notice obligations under Section 7.5(c) or if within forty-five (45) days after giving First Merchants written notice pursuant to Section 7.5(c) of an Acquisition Proposal, Community Bancshares does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide First Merchants with written notice of such termination.

10.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.1 hereof, no party shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.1(b) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation; provided, however, that nothing in this proviso shall be deemed to constitute liquidated damages for the breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. Notwithstanding the foregoing, in the event of termination by Community Bancshares in accordance with Section 10.1(d) or by First Merchants in accordance with Section 10.1(e) or Section 10.1(f), then Community Bancshares shall pay First Merchants the sum of $1,500,000 as a termination fee. Such payment shall be made within ten (10) days of the date of notice of termination. First Merchants shall also be entitled to recover from Community Bancshares its reasonable attorneys’ fees incurred in the enforcement of this provision.

SECTION 11

EFFECTIVE DATE OF MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day specified in the Articles of Merger of Community Bancshares with and into First Merchants (the “Articles of Merger”) as filed with the Secretary of State of the State of Indiana (the “Effective Date”). Unless otherwise agreed to by the parties, the Effective Date shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger and Bank Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger and the Bank Merger outlined in Section 9 have been satisfied.

SECTION 12

CLOSING

12.1 Closing Date and Place. The closing of the Merger (the “Closing”) and the Bank Merger shall take place at the main office of First Merchants on the Effective Date or at such other time and place as mutually agreed to by First Merchants and Community Bancshares.

12.2 Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the Articles of Merger shall be duly filed with the Secretary of State of the State of Indiana.

12.3 Bank Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the articles of merger or other filings necessary to consummate the Bank Merger shall be duly filed.

12.4 Opinions of Counsel. At the Closing, (a) Community Bancshares shall deliver an opinion of its counsel, Krieg DeVault LLP, to First Merchants substantially in the form of Exhibit C attached hereto, and (b) First Merchants shall deliver an opinion of its counsel, Bingham Greenebaum Doll LLP to Community Bancshares substantially in the form attached hereto as Exhibit D, each dated as of the date of Closing.

SECTION 13

MISCELLANEOUS

13.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that (a) the terms and provisions of Sections 8.2(c) and 8.5 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of Community Bancshares, as applicable, as specified in such sections and shall be enforceable by such individuals against First Merchants, (b) the terms and provisions of Sections 3.7 and 8.12(a) shall insure to the benefit of the former shareholders of Community Bancshares, and (c) the terms and provisions of Sections 8.12(b)-(f) shall insure to the benefit of the Shareholders’ Tax Representative. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.2 Waiver; Amendment.

(a) First Merchants and Community Bancshares may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of Community Bancshares, this Agreement may be amended, modified or supplemented by the written agreement of Community Bancshares, First Merchants, the Bank and FMB without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of Community Bancshares or the tax consequences of the Merger to the shareholders of Community Bancshares without the further approval of such shareholders.

13.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the fifth (5th) day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to First Merchants:	With a copy to:

200 E. Jackson Street Muncie, IN 47305 Attn: Michael C. Rechin President and Chief Executive Officer FAX: (765) 741-7283	Bingham Greenebaum Doll LLP 2700 Market Tower 10 West Market Street Indianapolis, Indiana 46204-2982 Attn: Jeremy E. Hill, Esq. FAX: (317) 236-9907

If to Community Bancshares:	With a copy to:

830 Logan Street Noblesville, Indiana 46060 Attn: Charles L. Crow President FAX: (812) 776-6960	Krieg DeVault LLP One Indiana Square, Suite 2800 Indianapolis, Indiana 46204-2079 Attn: Michael J. Messaglia, Esq. FAX: (317) 636-1507

or to such substituted address as any of them have given to the other in writing.

13.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Indiana, without regard to choice of law principles.

13.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between First Merchants and Community Bancshares relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.9 Expenses. First Merchants and Community Bancshares shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment bankers for the fairness opinion desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Date or the earlier termination of this Agreement.

13.10 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

13.11 Certain Definitions. For purposes of this Agreement, “Community Bancshares’ Management” means any of Charles L. Crow and Larry Riggs; and “First Merchants’ Management” means any of Michael C. Rechin and Mark K. Hardwick. The phrases “to the knowledge of”, “known to” and similar formulations with respect to Community Bancshares’ Management or First Merchants Management means matters that are within the actual conscious knowledge of such persons after due inquiry. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed.

13.12 Survival of Contents. The provisions of Sections 7.8, 8.5, 10.2, 13.9 and this Section 13.12 shall survive beyond the termination of this Agreement. The provisions of Sections 7.8, 8.2, 8.5, 8.12, 13.9 and this Section 13.12 shall survive beyond the Effective Date.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants and Community Bancshares have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C. Rechin, President and Chief Executive Officer

COMMUNITY BANCSHARES, INC.

By:	/s/ Charles L. Crow
Charles L. Crow, President

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

Merging

COMMUNITY BANK,

an Indiana state bank,

with and into

FIRST MERCHANTS BANK,

NATIONAL ASSOCIATION,

a national bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the 21st day of July, 2014, by and between FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national bank (“FMB”), and COMMUNITY BANK, an Indiana state bank (the “Bank”) (FMB and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into FMB pursuant to the Bank Merger Act, 12 USC § 215a (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of this Agreement and Plan is expressly contingent upon the closing of, that certain Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) between First Merchants Corporation, an Indiana corporation (“First Merchants”) and Community Bancshares, Inc. an Indiana corporation (“Community Bancshares”) dated July 22, 2014 (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both FMB and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, First Merchants, as the sole shareholder of FMB, and Community Bancshares, as the sole shareholder of the Bank, have also approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the “Effective Time” (as defined below), the Bank shall be merged with and into FMB in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of FMB, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. FMB shall continue to be governed by the applicable laws of The National Bank Act (12 U.S.C. Section 1, et. seq.) and the regulations promulgated thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law.

A-A-1

1.2 Further Assurances. If, after the Effective Time, FMB shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FMB, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to FMB an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in FMB and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of FMB are authorized in the name of the Bank or otherwise to take any and all such action.

1.3 Offices. Immediately following the Merger, FMB’s principal office shall be located at 200 East Jackson Street, Muncie, Indiana 47305 and the Bank’s principal office at 830 Logan Street, Noblesville, Indiana 46061 shall become a branch office of FMB.

1.4 Savings Accounts. By virtue of the Merger, savings accounts held at the Bank shall automatically, by operation of law, become savings accounts held at FMB.

ARTICLE II

ARTICLES OF INCORPORATION, CODE OF BYLAWS,

BOARD OF DIRECTORS AND OFFICERS

2.1 Name. The name of the surviving national bank shall be “First Merchants Bank, National Association.”

2.2 Articles of Incorporation. The Articles of Association of FMB shall be the Articles of Association of the surviving national bank.

2.3 Code of Bylaws. The Code of Bylaws of FMB (the “Code of Bylaws”) shall be the Code of Bylaws of the surviving national bank.

2.4 Officers and Directors. The Directors of FMB shall all remain directors of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. The officers of FMB shall all remain officers of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. Further, on or about the Effective Date, FMB shall appoint Charles L. Crow as a member of the Central Region Board of Directors, and FMB shall appoint such other officers of the Bank as officers of FMB as determined by FMB.

ARTICLE III

CAPITAL STOCK OF THE SURVIVING NATIONAL BANK

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all 12,000 issued and outstanding shares of the common capital stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

3.2 Shares of FMB. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all 114,000 issued and outstanding shares of the common capital stock of FMB, shall represent all of the issued and outstanding shares of the common capital stock of the surviving national bank.

A-A-2

ARTICLE IV

NO DISSENTING SHAREHOLDERS

First Merchants, as the sole shareholder of FMB, and Community Bancshares, as the sole shareholder of the Bank, have approved and consented to this Merger.

ARTICLE V

GENERAL PROVISIONS

5.1 Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Office of the Comptroller of the Currency (the “OCC”), the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation; and

(b) the Holding Company Merger must occur.

5.2 Effective Time. The Merger shall become effective immediately following the Holding Company Merger, or such later time as designated by First Merchants and otherwise approved by the OCC (the “Effective Time”).

5.3 Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of FMB and the Bank; or

(b) automatically and without further action by either FMB or the Bank if the Merger Agreement is terminated for any reason.

5.4 Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of FMB or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses.

[The remainder of this page was intentionally left blank.]

A-A-3

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“FMB”	FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national bank,

By:

Printed:	Michael C. Rechin

		Its:	President and Chief Executive Officer

ATTEST:
Secretary/Cashier

“BANK”		COMMUNITY BANK, an Indiana state bank,

By:

Printed:

Its:

ATTEST:
Secretary/Cashier

A-A-4

EXHIBIT B-1

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this         day of                     , 2014, by and between LARRY W. RIGGS (“Employee”) and FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national banking association (“Employer”).

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the term of this Agreement shall commence on                     (the “Commencement Date”) (the date of the merger of Community Bancshares, Inc. into First Merchants Corporation pursuant to that certain Agreement and Plan of Reorganization and Merger dated                     , 2014 (the “Merger”), and continue for a term of twenty-four (24) months (the “Term”).

3.	Duties.

During the Term of this Agreement, Employee shall be                     of the                     Region and shall perform all duties related and necessary to that position. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer which approval shall not be unreasonably withheld; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.	Annual Salary. Employer shall pay Employee a total Annual Salary of One Hundred Fifty-Six Thousand and 00/100 Dollars ($156,000) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal payroll policies. At least annually, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Benefits. Employee shall be entitled to all benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer. Employee shall also be entitled to a car allowance similar to those in effect at Community Bank immediately prior to the Merger.

A-B1-1

C.	Retention Incentive. In recognition of Employee’s importance to the successful integration of Community Bank into the Employer and the significant incremental efforts that such will entail, and to induce Employee to remain with the Employer on the terms and conditions set forth in this Agreement, the Employer shall pay Employee a “Retention Incentive” equal to fifty percent (50%) of his Annual Salary. The Retention Incentive shall be paid in a single installment on first payroll date following the twelve (12) month anniversary of the Commencement Date (the “Incentive Payment Date”). In the event the Employee’s employment terminates prior to the Incentive Payment Date due to Employee’s death, permanent disability, termination by the Employer without Cause or resignation by Employee for Good Reason, then the Retention Incentive shall be paid within fifteen (15) days after such termination. If, prior to the Incentive Payment Date, Employee terminates his employment without Good Reason or his employment is terminated by the Employer for Cause under Paragraphs 10(E), 12, 13, 14 or 15, Employee will not be entitled to the Retention Incentive.

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8. A.

Customers. Employee shall not, at any time during the Term and for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, initiate action to divert, or facilitate or participate in any discussions intended to divert, any of the business of any of Employer’s customers; (2) provide

A-B1-2

services to or accept the business of any of Employer’s customers for the types of financial services offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their business relationship with Employer. For purposes of this Paragraph 8(A), “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the one (1) year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Survival. This Paragraph 8 shall survive the termination of this Agreement.

9.	Breach of Agreement.

A.	Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.	Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.

Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall

A-B1-3

have the right to terminate this Agreement and Employee’s employment. Employer shall deliver written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (B) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation. Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on, medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall mean any reasonable determination by Employee that (a) any of the following events has occurred: (i) any action by Employer to remove Employee from the position set forth in Paragraph 3, except for promotions, if any, and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10 (E) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority from those contemplated by Paragraph 3 or to otherwise change the regular work location of Employee by more than twenty (20) miles from Employee’s work location with Community Bank immediately prior to the Merger, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of the Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement, and (b) such action, failure or breach has not been cured by the Employer within thirty (30) days after receipt of written notice from Employee that an action, failure or breach described in clauses (i) through (iv) has occurred.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

1.	If termination is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid.

2.	If termination by Employee is with Good Reason, such termination shall be the equivalent of a termination of employment by the Employer without Cause and Employer shall pay to Employee the amounts described in Paragraph 10(D) below.

Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

A-B1-4

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that, if termination occurs under this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), within fifteen (15) business days after such termination, Employer shall pay to Employee a lump sum payment equal to the aggregate Annual Salary that would be payable to Employee for the remainder of the Term. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the potential to expose Employer to material liability or otherwise significantly jeopardize Employer’s business interests;

3.	Has been charged or convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not limit, reduce or otherwise terminate the rights held by Employee to receive vested benefits or other amounts payable under the plans and programs described in Paragraph 5(B), to unpaid reimbursements for expenses described in Paragraph 6, or under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, deferred compensation agreements, and the Merger Agreement described in Paragraph 2.

A-B1-5

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state banking or other laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If the charges in the notice are not dismissed within thirty (30) days following the date of suspension, Employer shall be entitled to terminate this Agreement by written notice to Employee and this Agreement and Employee’s employment shall terminate at the close of business on the date Employer provides such notice. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

A-B1-6

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement.

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements and change of control agreements between Employee and Community Bank. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:

First Merchants Bank, National Association

Att: Michael C. Rechin, President and Chief Executive Officer

200 E. Jackson Street

Muncie, Indiana 47305

If to Employee:

Larry W. Riggs

At the address on file with the Employer

22.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

23.	Code Section 409A.

It is intended that any amounts payable under this Agreement and the Employer’s and Employee’s exercise of authority or discretion hereunder shall be exempt from or comply with Section 409A of the Code

A-B1-7

(including the Treasury regulations and other published guidance relating thereto) so as not to subject Employee to the payment of any interest or additional tax imposed under Section 409A of the Code. In furtherance of this intent, (a) for any amount payable in two or more installments, each installment shall be treated as a separate payment, (b) if, due to the circumstances giving rise to any lump sum payment or payments under this Agreement, the date of payment or the commencement of such payments thereof must be delayed for six months following Employee’s separation from service in order to meet the requirements of Section 409A(a)(2)(B) of the Code applicable to “specified employees,” then such payment or payments shall be so delayed and paid upon expiration of such six month period and (b) each payment which is to be paid during a designated period that begins in a first taxable year and ends in a second taxable year shall be paid in the second taxable year. With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits: (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year, provided that the foregoing shall not be violated with regard to expenses covered by Code Section 105(h) that are subject to a limit related to the period in which the arrangement is in effect. Any expense or other reimbursement payment made pursuant to this Agreement or any plan, program, agreement or arrangement of the Employer referred to herein, shall be made on or before the last day of the taxable year following the taxable year in which such expense or other payment to be reimbursed is incurred. To the extent that any Treasury regulations, guidance or changes to Section 409A would result in the Employee becoming subject to interest and additional tax under Section 409A of the Code, the Employer and Employee agree to amend this Agreement in order to bring this Agreement into compliance with Code Section 409A.

++THE REMAINDER OF THIS PAGE IS BLANK++

++THE SIGNATURE PAGE FOLLOWS++

A-B1-8

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER”	“EMPLOYEE”
FIRST MERCHANTS BANK,
NATIONAL ASSOCIATION

By:
Michael C. Rechin, President and Chief Executive Officer	Larry W. Riggs

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]

A-B1-9

EXHIBIT B-2

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this         day of                     , 2014, by and between RUSSELL W. FREED (“Employee”) and FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national banking association (“Employer”).

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the term of this Agreement shall commence on                     (the “Commencement Date”) (the date of the merger of Community Bancshares, Inc. into First Merchants Corporation pursuant to that certain Agreement and Plan of Reorganization and Merger dated                     , 2014 (the “Merger”), and continue for a term of twenty-four (24) months (the “Term”).

3.	Duties.

During the Term of this Agreement, Employee shall be             of the             Region and shall perform all duties related and necessary to that position. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer which approval shall not be unreasonably withheld; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.	Annual Salary. Employer shall pay Employee a total Annual Salary of One Hundred Ten Thousand Five Hundred and 00/100 Dollars ($110,500) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal payroll policies. At least annually, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Benefits. Employee shall be entitled to all benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer.

A-B2-1

C.	Retention Incentive. In recognition of Employee’s importance to the successful integration of Community Bank into the Employer and the significant incremental efforts that such will entail, and to induce Employee to remain with the Employer on the terms and conditions set forth in this Agreement, the Employer shall pay Employee a “Retention Incentive” equal to fifty percent (50%) of his Annual Salary. The Retention Incentive shall be paid in a single installment on first payroll date following the twelve (12) month anniversary of the Commencement Date (the “Incentive Payment Date”). In the event the Employee’s employment terminates prior to the Incentive Payment Date due to Employee’s death, permanent disability, termination by the Employer without Cause or resignation by Employee for Good Reason, then the Retention Incentive shall be paid within fifteen (15) days after such termination. If, prior to the Incentive Payment Date, Employee terminates his employment without Good Reason or his employment is terminated by the Employer for Cause under Paragraphs 10(E), 12, 13, 14 or 15, Employee will not be entitled to the Retention Incentive.

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8. A.

Customers. Employee shall not, at any time during the Term and for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, initiate action to divert, or facilitate or participate in any discussions intended to divert, any of the business of any of Employer’s customers; (2) provide

A-B2-2

services to or accept the business of any of Employer’s customers for the types of financial services offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their business relationship with Employer. For purposes of this Paragraph 8(A), “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the one (1) year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Survival. This Paragraph 8 shall survive the termination of this Agreement.

9.	Breach of Agreement.

A.	Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.	Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.

Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall

A-B2-3

have the right to terminate this Agreement and Employee’s employment. Employer shall deliver written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (B) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation. Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on, medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall mean any reasonable determination by Employee that (a) any of the following events has occurred: (i) any action by Employer to remove Employee from the position set forth in Paragraph 3, except for promotions, if any, and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10 (E) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority from those contemplated by Paragraph 3 or to otherwise change the regular work location of Employee by more than twenty (20) miles from Employee’s work location with Community Bank immediately prior to the Merger, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of the Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement, and (b) such action, failure or breach has not been cured by the Employer within thirty (30) days after receipt of written notice from Employee that an action, failure or breach described in clauses (i) through (iv) has occurred.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

1.	If termination is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid.

2.	If termination by Employee is with Good Reason, such termination shall be the equivalent of a termination of employment by the Employer without Cause and Employer shall pay to Employee the amounts described in Paragraph 10(D) below.

Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

A-B2-4

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that, if termination occurs under this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), within fifteen (15) business days after such termination, Employer shall pay to Employee a lump sum payment equal to the aggregate Annual Salary that would be payable to Employee for the remainder of the Term. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the potential to expose Employer to material liability or otherwise significantly jeopardize Employer’s business interests;

3.	Has been charged or convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not limit, reduce or otherwise terminate the rights held by Employee to receive vested benefits or other amounts payable under the plans and programs described in Paragraph 5(B), to unpaid reimbursements for expenses described in Paragraph 6, or under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, deferred compensation agreements, and the Merger Agreement described in Paragraph 2.

A-B2-5

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state banking or other laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If the charges in the notice are not dismissed within thirty (30) days following the date of suspension, Employer shall be entitled to terminate this Agreement by written notice to Employee and this Agreement and Employee’s employment shall terminate at the close of business on the date Employer provides such notice. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

A-B2-6

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement.

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements and change of control agreements between Employee and Community Bank. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:

First Merchants Bank, National Association

Att: Michael C. Rechin, President and Chief Executive Officer

200 E. Jackson Street

Muncie, Indiana 47305

If to Employee:

Russell W. Freed

At the address on file with the Employer

22.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

A-B2-7

23.	Code Section 409A.

It is intended that any amounts payable under this Agreement and the Employer’s and Employee’s exercise of authority or discretion hereunder shall be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) so as not to subject Employee to the payment of any interest or additional tax imposed under Section 409A of the Code. In furtherance of this intent, (a) for any amount payable in two or more installments, each installment shall be treated as a separate payment, (b) if, due to the circumstances giving rise to any lump sum payment or payments under this Agreement, the date of payment or the commencement of such payments thereof must be delayed for six months following Employee’s separation from service in order to meet the requirements of Section 409A(a)(2)(B) of the Code applicable to “specified employees,” then such payment or payments shall be so delayed and paid upon expiration of such six month period and (b) each payment which is to be paid during a designated period that begins in a first taxable year and ends in a second taxable year shall be paid in the second taxable year. With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits: (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year, provided that the foregoing shall not be violated with regard to expenses covered by Code Section 105(h) that are subject to a limit related to the period in which the arrangement is in effect. Any expense or other reimbursement payment made pursuant to this Agreement or any plan, program, agreement or arrangement of the Employer referred to herein, shall be made on or before the last day of the taxable year following the taxable year in which such expense or other payment to be reimbursed is incurred. To the extent that any Treasury regulations, guidance or changes to Section 409A would result in the Employee becoming subject to interest and additional tax under Section 409A of the Code, the Employer and Employee agree to amend this Agreement in order to bring this Agreement into compliance with Code Section 409A.

++THE REMAINDER OF THIS PAGE IS BLANK++

++THE SIGNATURE PAGE FOLLOWS++

A-B2-8

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER”	“EMPLOYEE”
FIRST MERCHANTS BANK,
NATIONAL ASSOCIATION

By:
Michael C. Rechin, President and Chief Executive Officer	Russell W. Freed

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]

A-B2-9

EXHIBIT B-3

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this             day of                     , 2014, by and between CHARLES L. CROW (“Employee”) and FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national banking association (“Employer”).

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the term of this Agreement shall commence on             (the date of the merger of Community Bancshares, Inc. into First Merchants Corporation pursuant to that certain Agreement and Plan of Reorganization and Merger dated                     , 2014 (the “Merger”), and continue for a term of twelve (12) months thereafter (the “Term”).

3.	Duties.

During the Term of this Agreement, Employee shall be             of the             Region and shall perform all duties related and necessary to that position. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer which approval shall not be unreasonably withheld; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.	Annual Salary. Employer shall pay Employee a total Annual Salary of One Hundred Forty-Four Thousand and 00/100 Dollars ($144,000) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal payroll policies. At least annually, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Benefits. Employee shall be entitled to all benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer. Employee shall also be entitled to a car allowance similar to those in effect at Community Bank immediately prior to the Merger.

A-B3-1

C.	Retention Incentive. In recognition of Employee’s importance to the successful integration of Community Bank into the Employer and the significant incremental efforts that such will entail, and to induce Employee to remain with the Employer on the terms and conditions set forth in this Agreement, the Employer shall pay Employee a Retention Incentive equal to $144,000. The Retention Incentive shall be paid in a single installment at the conclusion of the Term. In the event the Employee’s employment terminates prior to the conclusion of the Term due to Employee’s death, disability, termination by the Employer without Cause or resignation by Employee for Good Reason then the Retention Incentive shall be paid within fifteen (15) days after such termination. If, prior to the conclusion of the Term, Employee terminates his employment without Good Reason or his employment is terminated by the Employer for Cause under Paragraphs 10(E), 12, 13, 14 or 15, Employee will not be entitled to the Retention Incentive.

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8.	A.

Customers. Employee shall not, at any time during the Term and for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, initiate action to divert, or facilitate or participate in any discussions intended to divert, any of the business of any of Employer’s customers; (2) provide services to or accept the business of any of Employer’s customers for the types of financial services

A-B3-2

offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their business relationship with Employer. For purposes of this Paragraph 8(A), “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the one (1) year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Survival. This Paragraph 8 shall survive the termination of this Agreement.

9.	Breach of Agreement.

A.	Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.	Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.

Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall have the right to terminate this Agreement and Employee’s employment. Employer shall deliver

A-B3-3

written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (B) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation. Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on, medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall mean any reasonable determination by Employee that (a) any of the following events has occurred: (i) any action by Employer to remove Employee from the position set forth in Paragraph 3, except for promotions, if any, and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10 (E) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority from those contemplated by Paragraph 3 or to otherwise change the regular work location of Employee by more than twenty (20) miles from Employee’s work location with Community Bank immediately prior to the Merger, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of the Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement, and (b) such action, failure or breach has not been cured by the Employer within thirty (30) days after receipt of written notice from Employee that an action, failure or breach described in clauses (i) through (iv) has occurred.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

1.	If termination is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date, but not yet paid.

2.	If termination by Employee is with Good Reason, such termination shall be the equivalent of a termination of employment by the Employer without Cause and Employer shall pay to Employee the amounts described in Paragraph 10(D) below.

Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

A-B3-4

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that, if termination occurs under this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), within fifteen (15) business days after such termination, Employer shall pay to Employee a lump sum payment equal to the aggregate Annual Salary that would be payable to Employee for the remainder of the Term. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the potential to expose Employer to material liability or otherwise significantly jeopardize Employer’s business interests;

3.	Has been charged or convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not limit, reduce or otherwise terminate the rights held by Employee to receive vested benefits or other amounts payable under the plans and programs described in Paragraph 5(B), to unpaid reimbursements for expenses described in Paragraph 6, or under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, deferred compensation agreements, and the Merger Agreement described in Paragraph 2.

A-B3-5

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state banking or other laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If the charges in the notice are not dismissed within thirty (30) days following the date of suspension, Employer shall be entitled to terminate this Agreement by written notice to Employee and this Agreement and Employee’s employment shall terminate at the close of business on the date Employer provides such notice. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

A-B3-6

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement.

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements and change of control agreements between Employee and Community Bank. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:

First Merchants Bank, National Association

Att: Michael C. Rechin, President and Chief Executive Officer

200 E. Jackson Street

Muncie, Indiana 47305

If to Employee:

Charles L. Crow

At the address on file with the Employer

22.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

23.	Code Section 409A.

It is intended that any amounts payable under this Agreement and the Employer’s and Employee’s exercise of authority or discretion hereunder shall be exempt from or comply with Section 409A of the Code

A-B3-7

(including the Treasury regulations and other published guidance relating thereto) so as not to subject Employee to the payment of any interest or additional tax imposed under Section 409A of the Code. In furtherance of this intent, (a) for any amount payable in two or more installments, each installment shall be treated as a separate payment, (b) if, due to the circumstances giving rise to any lump sum payment or payments under this Agreement, the date of payment or the commencement of such payments thereof must be delayed for six months following Employee’s separation from service in order to meet the requirements of Section 409A(a)(2)(B) of the Code applicable to “specified employees,” then such payment or payments shall be so delayed and paid upon expiration of such six month period and (b) each payment which is to be paid during a designated period that begins in a first taxable year and ends in a second taxable year shall be paid in the second taxable year. With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits: (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year, provided that the foregoing shall not be violated with regard to expenses covered by Code Section 105(h) that are subject to a limit related to the period in which the arrangement is in effect. Any expense or other reimbursement payment made pursuant to this Agreement or any plan, program, agreement or arrangement of the Employer referred to herein, shall be made on or before the last day of the taxable year following the taxable year in which such expense or other payment to be reimbursed is incurred. To the extent that any Treasury regulations, guidance or changes to Section 409A would result in the Employee becoming subject to interest and additional tax under Section 409A of the Code, the Employer and Employee agree to amend this Agreement in order to bring this Agreement into compliance with Code Section 409A.

++THE REMAINDER OF THIS PAGE IS BLANK++

++THE SIGNATURE PAGE FOLLOWS++

A-B3-8

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER” FIRST MERCHANTS BANK, NATIONAL ASSOCIATION		“EMPLOYEE”

By:
	Michael C. Rechin, President and Chief Executive Officer	Charles L. Crow

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]

A-B3-9

EXHIBIT C

FORM OF OPINION OF

COUNSEL FOR COMMUNITY BANCSHARES, INC.

1.	Community Bancshares, Inc. (“Community Bancshares”) is a corporation duly organized and validly existing under the laws of the State of Indiana and a bank holding company registered under the Bank Holding Company Act of 1956 (“BHCA”). Community Bancshares has no direct subsidiaries other than Community Bank, an Indiana state bank (the “Bank”). The Bank is duly organized and validly existing under the laws of the State of Indiana.

2.	Community Bancshares and the Bank have all requisite corporate power, authority and governmental authorizations required by the applicable laws to own their respective properties and to conduct their respective businesses as described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by First Merchants Corporation (“First Merchants”) on , 2014, as amended.

3.	The Agreement and Plan of Reorganization and Merger dated as of July 21, 2014, by and between First Merchants and Community Bancshares (the “Agreement”) has been duly authorized, executed, and delivered by Community Bancshares and constitutes a valid and binding obligation of Community Bancshares, enforceable against Community Bancshares in accordance with its terms.

4.	The total number of shares which Community Bancshares has the authority to issue is 2,000,000 shares of common stock, without par value (“Community Bancshares Common Stock”). As of the “Effective Date” (as defined in the Agreement), there were 550,000 shares of Community Bancshares Common Stock issued and outstanding. To our knowledge, there are no outstanding options, commitments, calls, agreements, warrants, stock appreciation rights or other subscription rights for the issuance or acquisition of any Community Bancshares Common Stock or relating to Community Bancshares Common Stock or any other shares of capital stock of Community Bancshares other than those disclosed in the Community Bancshares Disclosure Letter to the Agreement.

5.	The Board of Directors and the shareholders of Community Bancshares have taken all corporate action required in order to adopt and approve the merger of Community Bancshares with and into First Merchants and the Agreement, and to authorize the execution, delivery and consummation of the Agreement.

6.	Neither the execution of the Agreement, nor the consummation of the transactions contemplated thereby, does or will, except as disclosed in the Community Bancshares Disclosure Letter to the Agreement: (a) conflict with, result in a breach of, or constitute a default under Community Bancshares’ or the Bank’s organizational documents; (b) to our knowledge, conflict with, result in a breach of, or constitute a default under the applicable laws or any court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Community Bancshares or the Bank is subject or bound, the result of which would have a Material Adverse Effect; (c) to our knowledge, result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or other adverse interest upon any right, property or asset of Community Bancshares or the Bank, the result of which would have a Material Adverse Effect; (d) to our knowledge, terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Community Bancshares or the Bank is subject or bound, the result of which would have a Material Adverse Effect; or (e) to our knowledge, accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Community Bancshares or the Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, the result of which would have a Material Adverse Effect.

A-C-1

7.	The meeting of the shareholders of Community Bancshares held on , was duly held in accordance with all applicable laws, and the Agreement was duly approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Community Bancshares Common Stock, which is the only vote on the part of the shareholders of Community Bancshares required in order to approve the Agreement and the transactions contemplated therein.

A-C-2

EXHIBIT D

FORM OF OPINION OF

COUNSEL FOR FIRST MERCHANTS CORPORATION

1.	First Merchants Corporation (“First Merchants”) is a corporation duly organized and validly existing under the laws of the State of Indiana and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). First Merchants Bank, National Association, a national bank (the “Bank”), is a wholly-owned subsidiary of First Merchants and is duly organized and validly existing under The National Bank Act.

2.	First Merchants and the Bank have all requisite corporate power, authority and governmental authorizations required by the applicable laws to own their respective properties and to conduct their respective businesses as described in First Merchants’ Annual Report filed on Form 10-K for the year ending December 31, 2013, and in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by First Merchants on , 2014, as amended.

3.	The Agreement and Plan of Reorganization and Merger (the “Agreement”) dated as of July 21, 2014, by and between First Merchants and Community Bancshares, Inc. (“Community Bancshares”), has been duly authorized, executed, and delivered by First Merchants and constitutes a valid and binding obligation of First Merchants, enforceable against First Merchants in accordance with its terms.

4.	The Board of Directors and the shareholders of First Merchants have taken all corporate action required in order to adopt and approve the merger of Community Bancshares with and into First Merchants and the Agreement, and to authorize the execution, delivery and consummation of the Agreement.

5.	The total number of shares which First Merchants has the authority to issue is (a) 50,000,000 shares of common stock, without par value (“First Merchants Common Stock”), and (b) 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”), of which 116,000 shares of such First Merchants Preferred Stock have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount (the “Fixed Rate Cumulative Preferred Stock”) and 90,823.23 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount (the “Senior Non-Cumulative Preferred Stock”). As of the “Effective Date” (as defined in the Agreement), there were shares of First Merchants Common Stock issued and outstanding and no shares of First Merchants Preferred Stock issued and outstanding. To our knowledge, there are no outstanding options, commitments, calls, agreements, warrants, stock appreciation rights or other subscription rights for the issuance or acquisition of any First Merchants Common Stock or relating to First Merchants Common Stock or any other shares of capital stock of First Merchants other than those disclosed in the First Merchants Disclosure Letter to the Agreement.

6.	Neither the execution of the Agreement, nor the consummation of the transactions contemplated thereby, does or will, except as disclosed in the First Merchants Disclosure Letter to the Agreement: (a) conflict with, result in a breach of, or constitute a default under First Merchants’ or the Bank’s organizational documents; (b) to our knowledge, conflict with, result in a breach of, or constitute a default under the applicable laws or any court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which First Merchants or the Bank is subject or bound, the result of which would have a Material Adverse Effect; (c) to our knowledge, result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or other adverse interest upon any right, property or asset of First Merchants or the Bank, the result of which would have a Material Adverse Effect; (d) to our knowledge, terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which First Merchants or the Bank is subject or bound, the result of which would have a Material Adverse Effect; or (e) to our knowledge, accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, First Merchants or the Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, the result of which would have a Material Adverse Effect.

A-D-1

ANNEX B

CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW

INDIANA CODE § 23-1-44

DISSENTERS’ RIGHTS

IC 23-1-44-1

“Corporation” defined

Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

IC 23-1-44-2

“Dissenter” defined

Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

IC 23-1-44-3

“Fair value” defined

Sec. 3. As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

IC 23-1-44-4

“Interest” defined

Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

IC 23-1-44-4.5

“Preferred shares” defined

Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

IC 23-1-44-5

“Record shareholder” defined

Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

IC 23-1-44-6

“Beneficial shareholder” defined

Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

IC 23-1-44-7

“Shareholder” defined

Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

IC 23-1-44-8

Right to dissent and obtain payment for shares

Sec. 8.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party if:

(A) shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B) the shareholder is entitled to vote on the merger.

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4) The approval of a control share acquisition under IC 23-1-42.

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1) that are outstanding immediately before the effective date of the amendment; or

(2) that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1) who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2) who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2) The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

IC 23-1-44-9

Dissenters’ rights of beneficial shareholder

Sec. 9.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1) the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

IC 23-1-44-10

Proposed action creating dissenters’ rights; notice

Sec. 10.

(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

IC 23-1-44-11

Proposed action creating dissenters’ rights; assertion of dissenters’ rights

Sec. 11.

(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1) must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2) must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

IC 23-1-44-12

Dissenters’ notice; contents

Sec. 12.

(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5) be accompanied by a copy of this chapter.

IC 23-1-44-13

Demand for payment and deposit of shares by shareholder

Sec. 13.

(a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b) (3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

IC 23-1-44-14

Uncertificated shares; restriction on transfer; dissenters’ rights

Sec. 14.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

IC 23-1-44-15

Payment to dissenter

Sec. 15.

(a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares; and

(3) a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-16

Failure to take action; return of certificates; new action by corporation

Sec. 16.

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

IC 23-1-44-17

Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares

Sec. 17.

(a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-18

Dissenters’ estimate of fair value; demand for payment; waiver

Sec. 18.

(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1) the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2) the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

IC 23-1-44-19

Court proceeding to determine fair value; judicial appraisal

Sec. 19.

(a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

IC 23-1-44-20

Costs; fees; attorney’s fees

Sec. 20.

(a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C

OPINION OF SUNTRUST ROBINSON HUMPHREY, INC.

July 21, 2014

Board of Directors

Community Bancshares, Inc.

830 Logan Street

Noblesville, IN 46060

Members of the Board of Directors:

We understand that Community Bancshares, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Reorganization and Merger (the “Agreement”), by and between the Company and First Merchants Corporation (the “Acquiror”), pursuant to which, among other things, the Company will be merged with and into the Acquiror (the “Transaction”) and that in connection with the Transaction each issued and outstanding share of the common stock of the Company (the “Company Common Stock”) not held by holders who properly perfect their right to dissent under applicable law (the “Excluded Holders”) will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures contained in the Agreement (as to which we express no opinion), (i) $85.94 in cash (the “Cash Consideration”) or (ii) 4.0926 shares of common stock of the Acquiror (the “Acquiror Common Stock”), with cash paid in lieu of fractional shares (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”).

You have requested that SunTrust Robinson Humphrey, Inc. (“STRH”) render its opinion (this “Opinion”) to the Board of Directors of the Company (solely in its capacity as such) (the “Board of Directors”) with respect to the fairness, from a financial point of view, of the Merger Consideration to be received in the Transaction pursuant to the Agreement by the holders of the Company Common Stock (but excluding the Excluded Holders).

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed a draft, dated July 17, 2014, of the Agreement; certain business and financial information relating to the Company and the Acquiror, and their respective subsidiaries; certain other information relating to the historical, current and future business, financial condition, results of operations, asset quality and prospects of the Company and the Acquiror made available to us by the Company and the Acquiror, including certain financial projections prepared by the management of the Company relating to the Company and certain financial projections prepared by the management of the Acquiror relating to the Acquiror (together, the “Projections”); the current and projected financial and operating performance of the Acquiror and the Company as compared to that of other companies with publicly traded equity securities that we deemed relevant; the publicly available financial terms of certain transactions that we deemed relevant; and current and historical market conditions and certain financial, stock market and other publicly available information relating to the business of other companies and banks whose operations we considered relevant. We also have had discussions with certain members of the management of the Company and the Acquiror regarding the business, financial condition, assets, results of operations, and prospects of the Company and the Acquiror and the Transaction and have undertaken such other studies, analyses and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed

Board of Directors

Community Bancshares, Inc.

July 21, 2014

necessary and appropriate to support this Opinion. In addition, we have assumed, at the direction of the Company and without independent verification or investigation, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available information, estimates and judgments of management of the Company and management of the Acquiror as to the future financial results and condition of the Company and the Acquiror. We express no opinion with respect to the Projections or the assumptions on which they are based, or any other assumptions discussed herein. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of their most recent financial statements and other information, financial or otherwise, provided to us and that there is no information, facts or circumstances that would make any of the data, material or other information discussed with or reviewed by us inaccurate, incomplete or misleading.

We also have relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Agreement are true and correct; (b) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement; (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof; (d) the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (e) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the expected benefits of the Transaction. We also have assumed that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analysis and this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to review, and have not reviewed, individual credit files, nor have we been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties, facilities or liabilities (including any fixed, contingent, derivative or off-balance-sheet assets or liabilities or any portfolio securities or any collateral securing assets or securities) of the Company, the Acquiror, any of their subsidiaries, or any other person or entity, nor were we provided with any such appraisal or evaluation. In addition, we are not experts in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios or for any other purpose and, accordingly, we have assumed, without independent investigation or verification, that the Company’s and the Acquiror’s allowances for such losses are in the aggregate adequate to cover any losses. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, governmental investigation, possible unasserted claims or other contingent liabilities to which the Company, the Acquiror, any of their subsidiaries or any other person or entity is or may be a party or is or may be subject. As you are aware, we were not requested to, and we did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction; (b) negotiate the terms of the Transaction; or (c) advise the Board of Directors of the Company or any other party with respect to alternatives to the Transaction.

This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the data, material and other information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

Board of Directors

Community Bancshares, Inc.

July 21, 2014

This Opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to be received in the Transaction pursuant to the Agreement by the holders of the Company Common Stock (but excluding the Excluded Holders) and does not address any other term, aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other person or entity to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of the Transaction; (iii) the fairness of any portion, term, aspect or implication of the Transaction to the holders of debt of the Company, or any particular holder of securities, creditors or other constituencies of the Company, or to any other person or entity, except as expressly set forth in the last paragraph of this Opinion; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other person or entity or the effect of any other transaction in which the Company or any other person or entity might engage; (v) whether or not the Acquiror, the Company, its security holders or any other person or entity is receiving or paying reasonably equivalent value in the Transaction; (vi) the solvency, creditworthiness, viability, ability to pay debts when due, or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, including under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or the impact of the Transaction on such matters; (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction or any class of such persons; (viii) the fairness of any term or aspect of the Transaction to any one class of the Company’s security holders relative to any other class of the Company’s security holders, including the allocation of any consideration among or within such classes; or (ix) the fairness of the Cash Consideration relative to the Stock Consideration and vice versa. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company and the Board of Directors and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction. We have not been asked to, nor do we, offer any opinion as to any terms or conditions of the Agreement or the form of the Transaction, other than as expressly set forth in the last paragraph of this Opinion with respect to the Merger Consideration. We are not expressing any opinion as to what the value of the Acquiror Common Stock actually will be when issued pursuant to the Agreement or the price or range of prices at which shares of Acquiror Common Stock may trade at any time.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. We and our affiliates (including SunTrust Bank) may have in the past provided, are currently providing, and may in the future provide, investment banking, investment management, treasury management, wealth management, securities sales and trading and other financial services to the Company and its affiliates and associates (and the Acquiror and its affiliates and associates) for which we and our affiliates have received and would expect to receive compensation. SunTrust Bank is a periodic, overnight lender to First Merchants Bank, National Association (“FMB”), a wholly-owned subsidiary of the Acquiror, under a $20.0 million uncommitted Federal Funds line of credit. SunTrust Bank is a counterparty under (i) the Acquiror’s uncommitted derivative guidance line (with a swap with a notional amount of $13.0 million currently outstanding), and (ii) FMB’s uncommitted derivative guidance line (with nine swaps with an aggregate notional amount of $23.9 million currently outstanding).

Board of Directors

Community Bancshares, Inc.

July 21, 2014

We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates (including SunTrust Bank) may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror, their respective affiliates and any other party that may be involved in the Transaction, as well as provide investment banking and other financial services to such persons or entities, including for which we and our affiliates would expect to receive compensation. In addition, we and our affiliates (including SunTrust Bank) may have other financing and business relationships with the Company, the Acquiror, their respective affiliates and associates and any other person or entity that may be involved with the Transaction.

This Opinion is furnished solely for the use of the Board of Directors (solely in its capacity as such) in connection with its evaluation of the Transaction, and may not be used by the Board of Directors for any other purpose (or by any other person or entity for any purpose) without our prior written consent. This Opinion may not be quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement or other similar document, or in any document used in connection with the offering or sale of securities, nor shall this Opinion be disclosed to any other person or entity without our prior written consent, except that we consent to a copy of this Opinion being reproduced in full and otherwise referred to in the Acquiror’s registration statement on Form S-4 and the Company’s proxy statement with respect to the Transaction, provided that all references to us or this Opinion in any such documents and the description of this Opinion therein shall be subject to our prior approval. This Opinion should not be construed as creating any fiduciary duty on the part of STRH to any person or entity. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, the Company, any security holder of the Company or any other person or entity as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether a holder of Company Common Stock should elect to receive the Cash Consideration or the Stock Consideration. The issuance of this Opinion has been approved by an internal committee of STRH authorized to approve opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in the Transaction pursuant to the Agreement by the holders of the Company Common Stock is fair, from a financial point of view, to the holders of the Company Common Stock (but excluding the Excluded Holders).

SUNTRUST ROBINSON HUMPHREY, INC.

/s/    SunTrust Robinson Humphrey

C-4